February 21, 2012

Mr. Donnie Field
Securities and Exchange Commission
Washington, D.C. 20549

Re: Lingo Media Corporation
Form 20-F for the year ended December 31, 2010
Filed July 18, 2011
File No. 333-98397

Dear Mr. Field,

In response to your letter of February 6, 2012 please note the following:

Comment #	SEC Query	Lingo Media Response
20-F
1 & 2
Cover page
1. Revise the cover page to include your commission file number.

2. Refer to the third required paragraph and its associated checkboxes. Please check the appropriate checkbox to indicate whether or not you are a voluntary filer.
The cover page is corrected and the document will be re-filed.
Financial Statements
3
Note 10 – Discontinued Operations, Page 18
We have reviewed your response to our prior comment number 6 but do not believe that your response or your disclosures in Note 10 have been revised to explain the facts or circumstances that resulted in the recognition of a gain from discontinued operations aggregating $367,293 during 2009. Please tell us and revise Note 10 how the write-down of your 70.33% investment in A+ resulted in the recognition of a gain of $367,293 during 2009. Your response and your revised disclosures should clearly explain why you recognized losses associated with this investment of $1,571,369 and $292,848 in 2009 and 2008 but a gain of $367,293 in 2010. We may have further comment upon review of your response and your revised disclosures.

The Company consolidated the results of A+ until December 23, 2008, at which time A+ ceased operations and filed a bankruptcy proposal.  The proposal was not approved by the Court until 2009.  Accordingly, the losses associated with this investment in 2008 and 2009 reflect the Company’s share of A+’s losses on consolidation which were presented as discontinued operations.  The gain that was realized in 2009 on approval of the proposal represents the excess net liabilities over the cash paid to settle.

4
Note 12 – Income Taxes, Page 22
We note your response to our prior comment number 7. Please revise Note 12 to explain the nature of the items that are included in the line item “changes in prior year estimates and other”. Also, please explain why estimates of future taxes payable on income earned in Barbados would impact your current effective tax rate as indicated in your response.

The estimate of future taxes payable on the income earned in Barbados would not have an effect on the current effective tax rate.  The income earned in Barbados is included in the consolidated accounting income which drives the income tax reconciliation, and the rate differential is a required adjustment.  Further,  the reconciliation shows the change in the future tax asset created by the Canadian loss carry forward.  This loss carry forward needs to be adjusted to exclude Barbados, and this amount is included in the line item called “changes in prior year estimates and other”.

5
Note 19 – Segmented Information, Page 26
We note your response to our prior comment number 8 but continue to note that the segment income (loss) for your Online English Language Learning Segment and for your Print-Based English Language Learning Segment for 2009 and 2008 as disclosed in Note 19 do not agree to the amounts reflected in the table on page 31 or page 10 of MD&A. Please reconcile and revise these disclosures.
Document has been reconciled and will be re-filed.

Exhibits
6
Item 19 – Exhibits, Page 78
We note your response to our prior comment 4 and reissue in part. We note that Exhibit 1.1 is only an articles of amendment. Please file, or incorporate by reference, your articles of incorporation. Please also refile Exhibit 1.2 to include conformed signatures.
Articles of Amendment will be incorporated by reference. Exhibit 1.2 will be re-filed with conformed signatures.
7
Signatures, Page 79
We note that the authorized representatives of the company signed as of July 15, 2011. The Form 20-F/A should be signed as of or shortly prior to the date of filing. Please also revise the certifications included as Exhibits 12.1, 12.2, 13.1 and 13.2 in a similar manner.
Signatures and exhibits revised and will be re-filed.
8
Exhibits 12.1 & 12.2
We note your response to our prior comment 11 and reissue in part. We note that you have switched the ordering of your Exhibits 12.1 and 12.2 and 13.1 and 13.2, respectively. Please refer to Item 19 of Form 20-F for the guidance on exhibit numbering. Please also revise Exhibits 13.1 and 13.2 to remove the title of the certifying individuals at the beginning of each certification.
Exhibits revised and will be re-filed.

Please feel free to contact +1 (416) 927 7000 X 23 if you have any questions.

Yours truly,
Lingo Media

Michael Kraft
President & CEO

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Annual Report
FORM 20-F/A

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from __________ to ________

Commission file number 333-98397

LINGO MEDIA CORPORATION
(FORMERLY LINGO MEDIA INC.)
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

151 Bloor Street West, #703, Toronto, Ontario, Canada M5S 1S4
(Address of principal executive offices)

Michael Kraft, Facsimile: 416-927-1222
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    13,949,189

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act
Yes ___ No XXX

If this report is an annual transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ___ No XXX

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes XXX   No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ___ No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ___                                                      Accelerated Filer ___                                           Non-accelerated filer XXX

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ___	International Financial Reporting Standards as issued by Other XXX the International Accounting Standards Board ___

If “Other” has been checked in response to the previous question mark, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 XXX   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No XXX

LINGO MEDIA CORPORATION
FORM 20-F ANNUAL REPORT

PART I

PART II

Item 13.	Default, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16.	Reserved.	77

PART III

Item 17.	Financial Statements	78
Item 18.	Financial Statements.	78
Item 19.	Exhibits	78

Forward-Looking Statements

Included in this annual report are various forward-looking statements that can be identified by the use of forward looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "believe", or other similar words.  We have made forward-looking statements with respect to the following, among others:

-	the Company’s goals and strategies;
-	the Company’s ability to obtain licenses/permits to operate in China and Canada;
-	the importance and expected growth of English language learning in China;
-	the importance and expected growth of early childhood development in Canada;
-	the Company’s revenues;
-	the Company’s potential profitability; and
-	the Company’s need for external capital.

These statements are forward-looking and reflect our current expectations.  They are subject to a number of risks and uncertainties, including but not limited to, changes in the economic and political environment in China.  In light of the many risks and uncertainties surrounding China and the early childhood market in Canada prospective purchasers of our shares should keep in mind that we cannot guarantee that the forward-looking statements described in this annual report will transpire.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

3.A.2.  Selected Financial Data

Our financial statements are reported in Canadian Dollars and presented in accordance with Canadian generally accepted accounting principles and reconciled to U.S. generally accepted accounting principles (“GAAP”) in the footnotes, for the fiscal years ended December 31, 2010, December 31, 2009, December 31, 2008, December 31, 2007 and December 31, 2006. The financial statements for the fiscal year ended December 31, 2006 have been audited by Mintz & Partners LLP. Meyers, Norris, Penny LLP audited December 31, 2007 financial statements and Collins Barrow Toronto LLP audited December 31, 2008,, December 31, 2009 and December 31, 2010 financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Lingo Media Corporation (the “Company” or “Lingo Media”) has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain any future earnings for use in its operations and the expansion of its business.

Table No. 3
Selected Financial Data
Expressed in Canadian Dollars
(CDN$ in 000’s, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/10	12/31/09	12/31/08	12/31/07	12/31/06

Revenue from continuing operations	$1,985	1,467	$969	880	894
Gross Profit from continuing operations	$1,867	1,322	$843	766	761
Net Loss from continuing operations	$(3,679)	(2,959)	(2,311)	(632)	(691)
Revenue from discontinued operations	$-	-	2,576	3125	680
Net Loss from discontinuing operations	$-	367	(1,571)	(293)	(58)

(Loss) per Share from continuing operations	$(0.28)	(0.24)	(0.22)	(0.11)	(0.17)
(Loss) per Share from discontinuing operations	$-	0.03	$(0.15)	(0.05)	(0.01)

Dividends per Share	$0.00	0.00	0.00	0.00	0.00

Weighted Avg. Shares	13,277	12,461	10,427	5,656	4,060
Period-end Shares outstanding	13,949	12,466	12,458	9,582	4,694

Working Capital	$(1,965)	125	1,796	208	(347)
Long-Term Debt/Loans Payable	$764	-	-	203	348
Shareholders’ Equity	$1,716	4,415	6,640	5,886	1,376
Total Assets	$5,701	5,703	8,527	8,162	2,884
US GAAP Income (Loss)	$(1,747)	(2,029)	(4,697)	(5,178)	(633)
US GAAP Basic Loss per Share	$(0.13)	(0.16)	(0.45)	(0.92)	(0.16)

US GAAP Equity (Deficit)	$(1,133)	(367)	1,296	1,355	1,098
US GAAP Total Assets	$2,851	921	3,182	3,631	2,606

(1)  Cumulative Net Loss since incorporation under US GAAP has been ($18,148,741).
(2)  a) Under US GAAP, development costs of new businesses are expensed as incurred:
        2010-$Nil, 2009-$nil 2008-($218,795), 2007-$nil, and 2006-$nil.
      b) Under US GAAP, development costs amortized under Canadian GAAP would be reversed to calculate Loss per Share: 2010-$15,211, 2009-$89,375, 2008 – $128,478, 2007 – $99,805, and 2006 – $156,648.
      c) Under US GAAP, software and web development costs are expensed as incurred:
        2010-$312,745, 2009-$922,232, 2008-$880,846, 2007-$4,352,341, and 2006-$nil.
________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ($).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period and the range of high and low rates for the period.  The data for each month during the previous twelve months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Apr-11	0.96	0.9691	0.9486	0.9486
Mar-11	0.9766	0.9918	0.9686	0.9718
Feb-11	0.9876	0.9955	0.9739	0.9739
Jan-11	0.9938	1.0022	0.9862	1.0022
Dec-10	1.0078	1.0178	0.9946	0.9946
Nov-10	1.0128	1.0264	1.0013	1.0264
Oct-10	1.0179	1.032	1.003	1.0188
Sep-10	1.0031	1.052	1.0222	1.0298
Aug-10	1.0412	1.0642	1.0158	1.0639
Jul-10	1.0425	1.066	1.0284	1.029
Jun-10	1.0378	1.0199	1.0606	1.0606
May-10	1.0396	1.0778	1.0134	1.0462

Fiscal Yr Ended Dec. 31, 2010	1.0295	1.0778	0.9946	0.9946
Fiscal Yr Ended Dec. 31, 2009	1.0839	1.3001	0.9961	1.0264
Fiscal Yr Ended Dec. 31, 2008	1.0592	1.2968	0.9719	1.2246
Fiscal Yr Ended Dec. 31, 2007	1.0697	1.1853	0.917	0.9881
Fiscal Yr Ended Dec. 31, 2006	1.1338	1.1726	1.099	1.1653

3.B.  Capitalization and Indebtedness

Not applicable

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties.

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

The Company derives most of its revenue from doing business in China. If any of the following risks occur, our business, results of operations and financial condition would likely suffer.  In any such events, the market price of our common stock could decline and you may lose all or part of your investment in our shares of common stock.

Foreign Currency Risk

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in United States dollars ("USD") and Chinese Renminbi ("RMB").

Risk Factors Associated With Print-based English Language Learning

Business

We have not generated significant revenue to date in China, nor can we be assured of generating significant future revenues.

If we are unable to protect our intellectual property rights in China, our competitors may develop and market products with similar features that may reduce demand for our products.  It is nonetheless, difficult at best to protect intellectual property rights in China.

If our major customer and distributors of our products in China fail to devote sufficient time and resources to our business, or if their performance is substandard, our revenues will be adversely affected.

We currently have one key customer in China that represents 99% (2009: 99%) of the Company’s overall revenues.

We have no experience in directly distributing our products in China and no internal capability to do so yet.

Competition in the educational publishing industry in China is intense, and if we fail to compete effectively our financial results will suffer.

We have and will continue to establish collaborative relationships, and those relationships may expose us to a number of other unidentifiable risks.

If we are unable to retain key personnel and hire additional qualified sales and marketing, and other personnel, we may not be able to successfully achieve our goals.

We have international operations that expose us to additional business risks.

We may incur losses associated with foreign currency fluctuations.

Our share price may be volatile, and an investment in our common shares could suffer a decline in value.

Future sales of common shares by us or our existing shareholders may cause our stock price to fall.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Risk Factors Associated With Online English Language Learning Business

Competitive Markets

We operate in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that we will be able to obtain market acceptance or compete for market share. We must be able to keep current with the rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect us and our failure to adapt to such changes could seriously harm its business.

Economic Conditions

Unfavourable economic and market conditions could increase our financing costs, reduce demand for its products and services, limit access to capital markets and negatively impact any access to future credit facilities.  Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns.

Dependence on Key Personnel

We are dependent upon the efforts, performance and commitment of senior officers and directors, who are responsible for the future development of this business. Shareholders and investors will be relying upon the business judgment, expertise and integrity of the Company’s management and directors. To the extent that the services of any senior officers or directors would be unavailable for any reason, a disruption to the operations could result, and other persons would be required to manage and operate the business. Our future success will also depend in large part upon its ability to attract and retain highly skilled personnel. There can be no assurance that we will be successful in attracting and retaining such personnel.

Acceptance of Corporate Advertising in an Educational Context

Speak2Me’s market research indicates that potential advertisers and its target demographic is receptive to the placement of corporate advertising in the context of a website devoted to education. However, Speak2Me is aware of the risk of political change in any country in which it is operating which may mean the local government regulators may no longer be willing to accept corporate advertising within its student network.

Parents and Students are Unwilling to Pay for Online Services

Offline English language learning instruction is a growing industry, but attempts to attract large numbers of paying students to subscription based online English language learning services have largely failed. Given that online consumption patterns in China are largely following trends already established in the West, and given that few industries and companies in the international markets have been able to establish thriving subscription-supported online services, a pure subscription model is unlikely to succeed in China.

Growth of Internet Advertising

Speak2Me is aware that the level of Internet advertising is currently low, especially in Asia and Latin American countries compared to the West. Speak2Me's forecast profitability is highly dependent on the assumption that Internet advertising will grow rapidly. The market for Internet advertising, content and services is intensely competitive and rapidly evolving. Speak2Me expects that competition will continue to increase, including in its target market in China. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly.

Speak2Me Must Generate Online Advertising/Sponsorship Revenue

Speak2Me’s future success depends in part on its ability to establish, increase and sustain online advertising/sponsorship revenue, and therefore market and advertiser acceptance of Speak2Me's services will be important to the success of Speak2Me’s business. Speak2Me’s ability to generate advertising revenue will be directly affected by the number of users of its service. Speak2Me’s ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of Speak2Me’s service, broadening its relationships with advertisers, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, competition for advertising funds from other media and changes in the advertising industry and economy generally. Speak2Me’s expense levels are based in part on expectations of future revenue. Speak2Me may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Speak2Me anticipates that some of its advertising customers will not allow Speak2Me to place their advertisements next to other advertisements. Speak2Me may not always be successful at accommodating these orders. In such situations, inability to fulfill competing orders might cause Speak2Me to lose a potentially significant amount of revenue, particularly if the customer that cannot be accommodated chooses not to advertise with Speak2Me.

Maintenance of User Relationships

The ability of Speak2Me to attract and maintain users requires that it provide a competitive offering of products and services that meet the needs and expectations of its users. Speak2Me's ability to satisfy the needs or demands of its users may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors. In addition, Speak2Me must continue to attract and retain users to compete successfully for advertising revenue. Speak2Me cannot be sure that it will compete successfully with current or future competitors in sustaining or growing Speak2Me’s web site traffic levels and user levels. If Speak2Me fails to attract and retain more users, Speak2Me’s market share, brand acceptance and revenue would not scale, which would have a material adverse effect on Speak2Me’s business, financial condition and results of operations.

Create Content and Services Accepted by Users

Success is dependent upon the ability to deliver original and compelling content and services for the online English language instruction software that attract and retain users in its target market. The ability to successfully develop and produce content and services is subject to numerous uncertainties, including the ability to:

●	Anticipate and successfully respond to rapidly changing consumer tastes and preferences;
●	Fund new content development;
●	Attract and retain qualified editors, writers, producers, and technical personnel;
●	Build brand loyalty among users; and
●	Build a sense of community among users and encourage use of the interactive features on Speak2Me’s website.

Failure Of Delivery Infrastructure to Perform Consistently

Our success as a business depends, in part, on its ability to provide consistently high quality online services to users via the Delivery Infrastructure. There is no guarantee that Parlo and/or Speak2Me’s Delivery Infrastructure and/or their software will not experience problems or other performance issues. If the Delivery Infrastructure or software fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of our services and significantly harm the business.

The Company’s Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. Significant disruptions in the Delivery Infrastructure could harm the Company’s goodwill and the Parlo and Speak2Me brands and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.  Like all Internet transmissions, our services may be subject to interception and malicious attack. Pirates may be able to obtain or copy our products without paying fees. The Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. The Company uses security measures intended to make theft of its software more difficult. However, if the Company is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on our financial condition, profitability and cash flows.

Limited Intellectual Property Protection

Parlo and Speak2Me rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. In addition, our success may depend, in part, on its ability to obtain patent protection and operate without infringing the rights of third parties. There can be no assurance that, once filed, the Company’s patent applications will be successful, that we will develop future proprietary products that are patentable, that any issued patents will provide us with any competitive advantages or will not be successfully challenged by any third parties or that the patents of others will not have an adverse effect on the ability of the Company to do business. In addition, there can be no assurance that others will not independently develop similar products, duplicate some or all of our products or, if patents are issued to Parlo and/or Speak2Me, design their products so as to circumvent the patent protection held by the Company. We will seek to protect its product documentation and other written materials under trade secret and copyright laws which afford only limited protection. Despite precautions taken by the Company, it may be possible for unauthorized third parties to copy aspects of our business and marketing plans or future strategic documents or to obtain and use information that we regard as proprietary. There can be no assurance that the Company’s means of protecting its proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology. Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets or to determine the validity and scope of the propriety rights of others. Such litigation could result in substantial costs and diversion of resources.

Government Regulation and Licensing

The operations may be subject to Canadian and foreign provincial and/or state and federal regulations and licensing. There can be no assurance that we will be able to comply with the regulations or secure and maintain the required licensing for its operations. Government regulation and licensing could seriously impact our ability to achieve its financial and operational objectives. The Company is subject to local, provincial and/or state, federal, and international laws affecting companies conducting business on the Internet, including user privacy laws, laws giving special protection to children, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights and information security. The restrictions imposed by and the costs of complying with, current and possible future laws and regulations related to its business could limit our growth and reduce client base and revenue.

Operating in Foreign Jurisdictions

The Company’s current and future development opportunities relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the business, financial condition and results of operations. Furthermore, a portion of expenditures and revenues will be in currencies other than the Canadian dollar. Foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, future results may be adversely affected by significant foreign exchange fluctuations.

Other Risk Factors

Dependence on Michael P. Kraft, the Company’s Chief Executive Officer

The Company’s future success is dependent on the success and ability of its key management and product development teams.  The Company has obtained key man insurance on its senior executive in the amount of $1,000,000.  The loss of key personnel or the inability to attract and retain highly qualified personnel, consultants or advisors, could adversely affect the Company’s business.  The Company faces competition for such personnel from other companies and organizations.  There can be no assurance that the Company will be successful in hiring or retaining qualified personnel.  The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company.

Technological Changes May Reduce the Company’s Sale of Its Products and Services

The traditional publishing industry continues to experience technological change.  The publishing industry continues to evolve from traditional mechanical format printing to full digital printing.  The inability of the Company to keep pace with the new technologies and standards in the print industry could render its products and services non-competitive.  The Company’s future success will depend on its ability to address the increasingly sophisticated needs of its customers by producing and marketing enhancements to its products and services that respond to customer requirements.  The Company may be required to invest significant capital in order to remain competitive. A failure on the part of the Company to effectively manage a product transition will directly affect the demand for the Company’s products and the future profitability of the Company’s operations.

Exchange Rate Fluctuations May Reduce the Company’s Revenues or Increase the Company’s Expenses

The Company does transact some business involving currencies other than the Canadian currency in both purchasing and selling goods and services.  The Company is exposed to fluctuations in foreign currency exchange rates that may have an adverse effect on the Company’s businesses.

Dependence on Key Contractors for Maintenance of High Quality Content

A key component of the continued success of the traditional publishing activities of the Company will be the ability of the Company to maintain high quality content.  The Company must continue to develop new and innovative products to sustain its educational publishing activities in order to ensure the continued viability of the traditional publishing aspects of its business.  Although the Company continues to retain experienced educators and editors to develop content for its educational publications, there can be no assurance that the Company will be able to continue hiring experienced educators and editors to maintain the current high quality level of content for future publications.

Competition is Likely to Have a Tremendous Impact on our Business

The Company faces considerable competition from traditional educational publishing companies and from educational software providers in China both of which offer the same or similar services as are available from the Company’s traditional publishing operations.  In addition, it is anticipated that as China becomes more open to foreign involvement for educational programs, the level of competition will further intensify.

We May Need Additional Capital in the Future and it May Not Be Available on Acceptable Terms

We may need to raise additional funds in order to finance our operations.  The Company expects that corporate growth will be funded from equity and/or debt financing(s) to help generate needed capital.  Insuring that capital is available to increase production; sales and marketing capacity; and to provide support materials and training in the market place and to expand is essential to success.  There can be no assurance that financing will be available on terms favorable to us, or at all.  If adequate funds are not available on acceptable terms, we may be forced to curtail or cease our operations.  Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

Risk of History of Losses

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help expand not only the Company’s product line but also to improve market penetration and sales through an increasing distribution network.

Our Public Trading Market is Highly Volatile

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on NASD:OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

The market price of our common shares could fluctuate substantially due to:

■ Quarterly fluctuations in operating results;
■ Announcements of new products or services by us or our competitors;
■ Technological innovations by us or our competitors;
■ General market conditions or market conditions specific to our or our customer’s industries; or
■ Changes in earning estimates or recommendations by analysts.

Penny Stock Rules

Our common shares are quoted on the OTC Electronic Bulletin Board; a FINRA sponsored and operated quotation system for equity securities.  It is a more limited trading market than the NASDAQ Capital Market, and timely, accurate quotations of the price of our common shares may not always be available.  You may expect trading volume to be low in such a market.  Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume.

Our common shares are listed on the OTC Bulletin Board, and are subject to the requirements of Rule 15(g) 9, promulgated under the Securities Exchange Act as long as the price of our common shares is below $5.00 per share.  Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser’s consent prior to the transaction.  The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trade involving a stock defined as a penny stock.  Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share.  The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it.  Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

The stock market has experienced significant price and volume fluctuations, and the market prices of companies, have been highly volatile.  Investors may not be able to sell their shares at or above the then current, OTC BB price.  In addition, our results of operations during future fiscal periods might fail to meet the expectations of stock market analysts and investors.  This failure could lead the market price of our common shares to decline.

There is Uncertainty as to the Company’s Shareholders’ Ability to Enforce Civil Liabilities Both Within and Outside of the United States

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada, Barbados, and Hong Kong and Representative Offices in China and Taiwan.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, investors may have difficulty enforcing, both in and outside the United States, judgments based upon the civil liability provisions of the Securities laws of the United States or any State thereof.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.
In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

The Company’s Executive Office is located at:

151 Bloor Street West
Suite 703
Toronto, Ontario, Canada M5S 1S4
Telephone:  (416) 927-7000
Facsimile:  (416) 927-1222
E-mail:  investor@lingomedia.com
Website: www.lingomedia.com

The Company’s Beijing Representative Office is located at:

Jianwai SOHO
Building 17, Suite 601
39 East 3rd Ring Road,
Dong San Huan Zhong Lu
Beijing, 100022, China

The Company’s Tel Aviv Representative Office is located at:

4 Berkovitz St.
Tel Aviv
64238 Israel

The Company's fiscal year ends on December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "LM", and on the OTC BB under the symbol “LMDCF” and are quoted on the Berlin-Bremen Stock Exchange under the symbol “LIM.BE” and the German securities code is (WKN) 121226.

History and Development

Incorporation and Name Changes

The Company was incorporated under the name Alpha Publishing Inc. pursuant to the Business Corporations Act (Alberta) on April 22, 1996.  The name was changed to Alpha Ventures Inc. on May 24, 1996. Pursuant to Articles of Continuance effective April 22, 1998, the Company was continued as an Ontario company under the provisions of the Business Corporations Act (Ontario) under the name, Alpha Communications Corp. The name was changed to Lingo Media Inc. on July 4, 2000, and changed to Lingo Media Corporation on October 16, 2007.

The Company currently has eight active subsidiaries: Lingo Learning Inc. "LLI", Lingo Media International Inc. "LMII", Speak2Me Inc. “S2M”,  Speak2Me International Inc. “S2MII”, Speak2Me (Hong Kong) Limited “S2MHK”,, Speak2Me (Beijing) “S2MBJ”,  Parlo Corporation “Parlo” and ELL Technologies Limited (“ELL Tech”).

LLI was incorporated pursuant to the Business Corporations Act (Ontario) on November 21, 1994 under the name Alpha Corporation.  Alpha Corporation changed its name to Lingo Media Ltd. on August 25, 2000 and again on March 6, 2008 to Lingo Learning Inc..

LMII was incorporated pursuant to the Companies Act of Barbados on September 11, 1996 under the name International Alpha Ventures Inc.  On May 13, 1997, wholly-owned subsidiary's name was changed to International Alpha Media, Inc. and then was changed to Lingo Media International Inc. on September 20, 2000.

S2M was incorporated pursuant to the Business Corporations Act (Ontario) on February 22, 2007.

S2MII was incorporated pursuant to the Companies Act of Barbados on October 15, 1996 under the name Consolidated Sino Ventures Ltd.  On March 20, 2008, wholly-owned subsidiary’s name was changed to Speak2Me International Inc. under the Companies Act of Barbados.

S2MHK was incorporated pursuant to the Companies Ordinance, Hong Kong on March 12, 2008.

S2MBJ was incorporated under the laws of the People’s Republic of China on May 22, 2008.

Parlo was incorporated pursuant to the Business Corporations Act (Ontario) on September 24, 2009.

ELL Tech was incorporated pursuant to the Companies Acts 1985 to 1989 of England and Wales on May 23, 2005 under the name Q Group Limited. On April 29, 2010, after acquiring this wholly-owned subsidiary, its name was changed to ELL Technologies Limited.

4.B.  BUSINESS OVERVIEW

Background

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Print-Based English Language Learning

Lingo Media’s strengths and opportunities lie in its approach to the development of original language learning materials including English as a Second/Foreign Language (ESL/EFL) and English for Special Purposes (ESP).  In China, the Company pre-sells its program to educational ministries through co-publishing with local publishers, while retaining full copyright ownership and distribution rights for all other markets.

China Publishing

Lingo Media has spent 12 years developing English as a Foreign Language (EFL), products, programs, and relationships in the Chinese market. Learning to communicate in English is seen as a top priority for Chinese school students and young adult learners. Along with learning how to use a PC, English skills are perceived as a key determinant of their future levels of prosperity. The Company’s EFL book, audio and CD-based programs are unique in that they have a special focus on the spoken language. In addition to developing learning materials, considerable resources have been expended on the development of relationships with leading Chinese publishers, both in the education and trade sectors, as well as in extensive marketing of Lingo Media’s programs.

The Company is capitalizing on its co-development approach in the Chinese market. Lingo Media sees its relationships with leading Chinese publishers; its Canadian and Chinese author teams; and its original custom-developed content as key factors in opening up the Chinese educational market. The Company has secured long-term publishing contracts for the Kindergarten to Grade 12 (K-12) and higher educational markets, which it anticipates will generate ongoing revenue streams from the sale of its programs.

Co-Publishing Partners in China

People's Education Press

People's Education Press (“PEP”) a division of China's State Ministry of Education, publishes more than 60% of educational materials for the Kindergarten to Grade 12 (“K-12”) market throughout China, for all subjects, including English Language Learning.  PEP has a readership of more than 120 million students. Lingo Learning has four programs with PEP. Three series target the elementary market of 100 million students: PEP Primary English (for Grades 3-6; Chinese students now begin learning English in Grade 3); Starting Line (Grades 1-6); and Beginning English for Young Learners (Grades 1 and 2). The Reading Practice series is for junior middle school students. All series include the core textbooks in addition to supplemental activity books, audiocassettes, teacher resource books, and other materials.

Phoenix Publishing & Media Group

Phoenix Publishing & Media Group was established in September 2001. The group is engaged in publishing, printing and distribution of books, periodicals, newspapers, electronic and audiovisual products as well as printing material and copyright trade. As a result of marketing and multiple investments, it is now one of the most influential large-scale Chinese publishing and media groups. With a registered capital of 720 million RMB, it achieved a sales value of 12 billion RMB in 2009.  In 2009, the group was ranked number 398 on the list of 1000 largest Chinese enterprises and employs nearly 11,000 people.  Lingo Learning has co-published and launched Lingo College English with Yilin Press, one of the subsidiary publishing companies.

China International Publishing Group

Dolphin Books is a subsidiary of China's largest trade publishing group, China International Publishing Group (“CIPG”). CIPG develops and distributes books to Chinese retail bookstores, in addition to producing selected texts and supplemental books for the educational market. Lingo Learning co-published with CIPG the English for Hosts book and audiocassette package.  Dolphin Books publishes children’s books and distributes these books in over 180 countries.

The Lingo Media Approach

Lingo Media specializes in publishing materials for language learning. Lingo Media focuses on two sectors: English as a Second Language (ESL) in English-speaking countries and English as a Foreign Language (EFL) in China.

The key to publishing successful EFL programs are two simple concepts: quality and relevance. Our core philosophy says that English language learning materials should be relevant to the market we are trying to reach. Our approach involves:

Researching and Understanding the Market

The process began with relationship building and communication.  We talk with key organizations, associations and ministries in each country to better understand their needs and concerns. We looked for the right niche for Lingo Media, and then sought out local partners to aid in the marketing and implementation of our programs.  Moreover, we searched for individuals in China who manage the Company’s affairs.  These individuals become our links to China's community and culture.

Bilateral Relationships

With Lingo Media liaisons in place, our goal is to assure that our English Language Learning materials meet the highest educational standards.

Constant Monitoring of Effectiveness

Our people in the field in China are constantly monitoring the effectiveness of our programs; they ask and answer the crucial questions - Does the material serve the intended audience?

Comprehensive Product Development

Because we know that a language learning program needs to serve a number of different groups, we considered the requirements of all of the ultimate users: administrators, teachers and students.  Each group has its own perspective. We developed an approach that works for all.

Collaborative Partnerships

With local partners and educational organizations involved with the process of implementing programs, they are pleased with the results.  Our partners are involved in all stages of program marketing, implementation and monitoring – in effect they are strategic team members.

Bilateral Development

September 2001 marked the first official launch of a Lingo Media program entitled PEP Primary English. The program was developed by an international team of respected educational writers: Jack Booth, David Booth, Linda Booth and Larry Swartz (award winning Canadian authors of the elementary language arts series Impressions), together with Yuexin Wu from Wuxi Normal School and PEP’s English Editorial Team.

Relevant Material

We know how to listen. Our teams ensure that program material is relevant and culturally appropriate, as well as educationally sound.

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

United States vs. Foreign Sales/Assets

During the fiscal years ended December 31, 2010, 2009, and 2008, respectively, $Nil, $Nil, and $1,220, of sales revenue were generated in Canada.  In 2008, the Company discontinued the line of business that generated all sales in Canada.

During the fiscal years ended December 31, 2010, 2009, and 2008 respectively, no sales revenue was generated in the United States.

During the fiscal years ended December 31, 2010, 2009, and 2008 respectively, $1,311,850, $1,466,696, and $967,908 of sales revenue were generated in China.

During the fiscal years ended December 31, 2010 $673,303 of sales revenue were generated in other countries.

At December 31, 2010 and 2009 respectively, $30,907 and $18,368 of the Company’s identifiable assets are located in China, and $5,684,784 and $8,298,965 are located in Canada.

Dependency Upon Intellectual Property

The Company is dependent on its intellectual property and the contracts in China with various Chinese publishers.

Seasonality

The Company may experience some seasonal trends in the sale of its publications.  For example, sales of educational published materials experience seasonal fluctuations with higher sales in the Spring (second calendar quarter) and Fall (fourth calendar quarter).

Research and Development, Trademarks, Licenses, and Etc.

Research and Development

During the years ended December 31, 2010, 2009, and 2008, respectively, the Company expended $4,243,090, $4,781,825, and $5,344,704, on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures were primarily directed at developing products for the China market.

Trademarks and Copyrights

The Company owns the trademarks, Lingo Media and English Lingo in Canada and China. The Company also owns certain trademarks for Speak2Me and Parlo in China and has pending trademark applications in other jurisdictions.  In addition, certain materials are copyrighted.

Employees

As of April 30, 2011, the Company has forty-one employees. None of the Company's employees are covered by collective bargaining agreements.

4.C. Organization Structure

The Company currently has eight active subsidiaries: Lingo Learning Inc. (previously Lingo Media Ltd.), Lingo Media International Inc., Speak2Me Inc., Speak2Me (Hong Kong) Limited, Speak2Me International Inc., Speak2Me Beijing, Parlo Corporation and ELL Technologies Limited. Refer to ITEM 4.  “Information on the Company, 4.A. History and Development of the Company, History and Development” for more information.

4.D.  Property and Equipment

The Company’s executive offices are located in rented premises of approximately 4,270 sq. ft. at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada M5S 1S4.  The Company began occupying these facilities, through its subsidiary Lingo Learning Inc. in March 2006.

The Company’s Beijing representative offices are located in rented premises of approximately 2,174 sq. ft. at Jianwai SOHO, Building 17, Suite 601, 39 East 3rd Ring Road, Dong San Huan Zhong Lu, Beijing, 100022, China

The Company’s Tel Aviv representative offices are located in rented premises of approximately 418 sq. meters. at 4 Berkovitz St., Tel Aviv, 64338 Israel.

The Company has office equipment, furniture and computer equipments located in these offices and for the fiscal years ended December 31, 2010, 2009, 2008, and 2007 they have a net carrying value of $62,342, $73,351, $64,839, and $73,144 respectively.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended December 31, 2010, and December 31, 2009 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with the Securities and Exchange Commission.

5.A Overview

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.  Lingo Media has formed successful relationships with key government and industry organizations, establishing a strong presence in China’s education market of 300 million students.  The Company continues to broaden its presence in China as well as other major English language learning markets, to provide access to world-class English learning and training solutions on a global scale. In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") specialized in distributing early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors and by the Superior Court of Justice in April 2009.  Upon final payment, the Company received the Certificate of Full Performance of Proposal A+ is currently inactive and its operating results are disclosed under discontinued operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions.

In management’s opinion, revenue recognition, development costs, deferred costs, acquired publishing content and use of estimates as presented in the financial statements of the year ended December 31, 2010 are critical accounting policies and are as follows:

Revenue recognition:

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.  Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL earns training revenue through sales of its Q group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Royalty revenues from audiovisual products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties.

Deferred costs, investment and advances:

The pre-operating costs relating to establishing a joint venture in China are recorded as deferred costs.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  Loans made in trust with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company will be known as Hebei Jintu Education Book Co. Ltd. (“Jintu”).  The Company has incurred and advanced a total of $339,939 to the joint venture.  The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+.  Since A+ filed a Proposal the Company has written-off its investment in the joint venture.

Publishing Development Costs

The Company capitalizes costs related to English Language Learning products and programs in accordance with Section 3064, ("Goodwill and Intangible Assets")  of the Canadian Institute of Chartered Accountants ("CICA") Handbook.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.  Amortization of the capitalized costs begins when the programs are starting to be sold and they are amortized on a straight line basis over five years.

Software and Web Development Costs

The company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning service in accordance with Section 3064, (“Goodwill and Intangible Assets”) of the CICA Handbook. The Company reviews the carrying values of its software & web development costs and evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows when indicators of impairment exist.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.  Amortization of the capitalized costs begins when the products are starting to be sold and are amortized on a straight line basis over three years.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2010 and December 31, 2009 and the reported amounts of revenue and expenses during the years ended December 31, 2010, 2009 and 2008.  Actual results may differ from those estimates.

The Company has products in various phases of development at any time during the year.  Each product’s economic viability is determined by management, after appropriate testing has been completed.  When a product is deemed viable, its accumulated development costs are recorded and amortized over the estimated period of economic viability.  The accumulated development costs of any product not considered to be economically viable are considered unrecoverable and included in the current year's earnings.

Accounts receivable are stated after evaluation of its collectability and an appropriate allowance for doubtful accounts is provided where considered necessary.  Provisions are made for slow moving and obsolete inventory. Amortization is based on the estimated useful lives of Property and Equipment.

The amounts disclosed relating to fair values of stock options issued are based on management’s estimates of expected stock price volatility, expected lives of the options, risk-free interest rates and certain other assumptions using the Black-Scholes option pricing model.  By their nature, these estimates are subject to measurement uncertainty.

The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse.  Future income tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Operating Results

Fiscal Year Ended December 31, 2010 vs. Fiscal Year Ended December 31, 2009

Revenue and Margin

The Company operates two distinct business segments, print-based and online English language learning. Consolidated results are as follows:

	2010	2009	2008
Revenue	$1,985,153	$1,466,696	$969,128
Direct costs	117,941	144,994	126,329
Margin	$1,867,212	$1,321,702	$842,799
Margin (%)	94%	91%	87%

Lingo Media earned print-based English language learning revenues in China as follows:

	2010	2009	2008
Revenue	$1,127,818	$1,095,994	$969,128
Direct costs	42,072	74,565	126,329
Margin	$1,085,746	$1,021,429	$842,799
Margin (%)	96%	93%	87%

Revenues from China for the year ended December 31, 2010 are $1,127,818 compared to $1,095,994 for fiscal 2009, and $969,128 for fiscal 2008. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2010 increased by 2.8% compared to fiscal 2009.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2010	2009	2008
Revenue	$857,335	$370,702	Nil
Direct costs	75,869	70,429	Nil
Margin	$781,466	$300,273	Nil
Margin (%)	91%	81%	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2010	2009	2008
Revenue	Nil	Nil	$2,575,559
Direct costs	Nil	Nil	581,555
Margin	Nil	Nil	$1,994,004
Margin (%)			77%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,927,815 for the year ended December 31, 2010 compare to $2,231,971 for fiscal year 2009 and $2,127,726 for fiscal year 2008.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning

As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $1,344,291 for the fiscal year 2010 compared to $556,284 for fiscal year 2009 and $490,160 for fiscal year 2008.  Expenditures in areas such as sales and marketing, consulting fees and salaries began to increase as the Company transitioned from a product development focus to a focus on sales.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2010	2009	2008
Sales and marketing	$895,220	$273,675	$39,737
Consulting fees and salaries	148,278	101,115	234,357
Travel	36,803	39,126	45,844
Reserve for doubtful accounts	92,049	-	-
Administration	52,545	60,583	82,453
Premises	71,034	26,100	25,467
Professional fees	33,890	50,106	51,111
Foreign exchange	14,472	5,579	11,190
	$1,344,291	$556,284	$490,160

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2010 was $1,583,524 compared to $1,678,089 in fiscal year 2009 and $1,637,567 for fiscal year 2008.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2010	2009	2008
Advertising and promotion	$-	$-	$-
Consulting fees and salaries	991,225	981,204	953,541
Travel	112,322	144,750	72,483
Administration	130,654	123,209	172,083
Premises	97,208	47,451	91,113
Foreign exchange	(9,709)	150,351	149,033
Shareholder services	134,768	135,288	54,877
Professional fees	212,704	191,595	209,866
	1,669,172	1,773,848	1,702,997
Grants	(85,648)	(95,759)	(65,430)
	$1,583,524	$1,678,089	$1,637,567

For 2009 and 2008, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $85,648 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $24,181 as compared to a loss of approximately $158,546 in fiscal 2009, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars, European Euros, and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2009, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 – loss of $1,571,369, 2007 – loss of $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to its A+ subsidiary. All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(3,679,127) for the year ended December 31, 2010 as compared to $(2,959,145) in 2009 and $(2,311,474) in 2008.  These losses can be attributed to the two operating segments as shown below:

	2010	2009	2008
Online ELL
Revenue	$857,335	$370,702	$-
Direct costs	75,869	70,429	-
Margin	781,466	300,273	-

Expenses:
General and administrative	1,344,291	556,284	490,160
Amortization of property and equipment	13,282	6,684	12,485
Amortization of software & web development	2,443,382	1,395,736	-
Income taxes and other taxes	(568,167)	12,852	-
	3,232,788	1,971,556	502,645
Segment loss – Online ELL	(2,451,307)	(1,671,283)	(502,645)

Print-Based ELL
Revenue	1,127,818	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,746	1,021,429	842,799

Expenses:
General and administrative	1,583,524	1,678,089	1,637,567
Inventory write-off	-	-	15,618
Development cost write-down	-	-	27,915
Amortization of property and equipment	799	1,357	3,236
Amortization of publishing development costs	15,211	87,346	128,478
Income taxes and other taxes	171,250	164,399	145,018
	1,770,784	1,931,191	1,957,832

Other:
Amortization of property and equipment	-	8,432	5,522
Interest and other financial expenses	473,470	10,564	95,544
Stock-based compensation	69,297	359,004	252,792
Deferred cost, investment write-off	-	-	339,939
	542,767	378,000	693,797

Segment loss – Print-Based ELL	(1,227,820)	(1,231,142)	(1,808,829)

Net loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to the operations and software and web development costs of the recently acquired ELL Technologies.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me, Parlo, and ELL Technologies.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2010, the Company recorded an expense of $69,297 compared to $359,004 during 2009. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Net Loss

The Company reported a net loss of ($3,679,127) for the year ended December 31, 2010, as compared to a net loss of ($2,591,852) in 2009.   The loss for 2010 is comprised of the following:

	2010	2009	2008
Operating loss	$(3,679,127)	$(2,959,145)	$(2,311,474)
Gain/(Loss) from the operations of A+	-	367,293	(1,571,369)
Write off of goodwill from the acquisition of A+	-	-	(1,121,131)
Net Loss	$(3,679,127)	$(2,591,852)	$(3,882,843)

The Company recorded a tax recovery of $396,917 for the year ended December 31, 2010 compared to a tax expense of $179,751 in 2009.

Fiscal Year Ended December 31, 2009 vs. Fiscal Year Ended December 31, 2008

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2009	2008	2007
Revenue	$1,095,994	$969,128	$879,626
Direct costs	74,565	126,329	113,317
Margin	$1,021,429	$842,799	$766,308
Margin (%)	93%	87%	87%

Revenues from China for the year ended December 31, 2009 are $1,095,994 compared to $969,128 for fiscal 2008, and $877,806 for fiscal 2007. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2009 increased by 13% compared to fiscal 2008.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2009, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2009	2008	2007
Revenue	$370,702	Nil	Nil
Direct costs	70,429	Nil	Nil
Margin	$300,273	Nil	Nil
Margin (%)	81%	Nil	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2009	2008	2007
Revenue	Nil	$2,575,559	$3,124,731
Direct costs	Nil	581,555	645,510
Margin	Nil	$1,994,004	$2,481,141
Margin (%)	Nil	77%	79%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,231,971 for the year ended December 31, 2009 compare to $2,127,726 for fiscal year 2008 and $946,307 for fiscal year 2007.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning
As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $556,284 for the fiscal year 2009 compared to $490,160 for fiscal year 2008 and $358,948 for fiscal year 2007.  Expenditures in areas such as sales and marketing, travel and administration began to increase.  Administration expenses increased as a result of the increase in the number of employees.  Professional fees also increased as legal fees related to contracts and agreements increased.  Selling general and administrative expenses directly related to online English language learning are as follows:

Online ELL	2009	2008	2007
Sales and marketing	$273,675	$39,737	$4,281
Consulting fees and salaries	101,115	234,357	251,164
Travel	39,126	45,844	26,689
Administration	60,583	82,453	29,698
Premises	26,100	25,467	10,000
Professional fees	50,106	51,111	41,185
Foreign exchange	5,579	11,190	(4,068)
	$556,284	$490,160	$358,948

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2009 was $1,678,089 compared to $1,637,567 in fiscal year 2008 and $587,359 for fiscal year 2007.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Consulting fees increased to $981,204 from $953,541 in fiscal year 2009 as a result of added staff in the Toronto Head Office and Beijing offices.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending  on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2009	2008	2007
Advertising and promotion	$-	$-	$13,516
Consulting fees and salaries	981,204	953,541	355,784
Travel	144,750	72,483	64,975
Administration	123,209	172,083	170,971
Premises	47,451	91,113	108,145
Foreign exchange	150,351	149,033	(99,436)
Shareholder services	135,288	54,877	45,406
Professional fees	191,595	209,866	92,542
	1,773,848	1,702,997	751,904
Grants	(95,759)	(65,430)	(164,545)
	$1,678,089	$1,637,567	$587,359

For 2008 and 2007, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $95,759 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $158,546 as compared to a loss of approximately $160,223 in fiscal 2008, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2008, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 - $1,571,369, 2007 - $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to it’s A+ subsidiary.

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(2,959,145) for the year ended December 31, 2009 as compared to $(2,311,474) in 2008 and $(632,192) in 2007.  These losses can be attributed to the two operating segments as shown below:

	2009	2008	2007
Online ELL
Revenue	$370,702	$-	$-
Direct costs	70,429	-	-
Margin	300,273	-	-

Expenses:
General and administrative	556,284	490,160	358,948
Amortization of property and equipment	6,684	12,485	2,976
Amortization of software & web development	1,395,736	-	-
Income taxes and other taxes	12,852	-	-
	1,971,556	502,645	361,924

Segment loss – Online ELL	(1,671,283)	$(502,645)	$(361,924)

Print-Based ELL
Revenue	1,095,994	969,128	879,626
Direct costs	74,565	126,329	113,317
Margin	1,021,429	842,799	766,309

Expenses:
General and administrative	1,678,089	1,637,567	587,359
Inventory write-off	-	15,618	-
Development cost write-down	-	27,915	28,184
Amortization of property and equipment	1,357	3,236	4,025
Amortization of publishing development costs	87,346	128,478	99,805
Income taxes and other taxes	164,399	145,018	127,267
	1,931,191	1,957,832	846,640

Other:
Amortization of property and equipment	8,432	5,522	6,464
Interest and other financial expenses	10,564	95,544	27,077
Stock-based compensation	359,004	252,792	156,395
Deferred cost, investment write-off	-	339,939	-
	378,000	693,797	189,936

Segment loss – Print-Based ELL	(1,287,762)	(1,808,829)	(270,267)

Net loss from continuing operations	$(2,959,145)	$(2,311,474)	$(632,191)

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  Majority of its expense consist of selling, general and administrative expenses detailed in the selling, general and administrative section above. The costs of software and content development were capitalized as software and web development costs on the Balance Sheet and began amortization in the second quarter of 2009.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me and Parlo.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2009, the Company recorded an expense of $359,004 compared to $252,792 during 2008. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Net Loss

The Company reported a net loss of ($2,591,852) for the year ended December 31, 2009, as compared to a net loss of ($3,882,843) in 2008.   The loss for 2009 is comprised of the following:

	2009	2008	2007
Operating loss	$(2,959,145)	$(2,311,474)	$(632,192)
Gain/(Loss) from the operations of A+	367,293	(1,571,369)	(632,192)
Write off of goodwill from the acquisition of A+	-	(1,121,131)	-
Net Loss	$(2,591,852)	$(3,882,843)	$(925,040)

The Company incurred taxes of $179,751 for the year ended December 31, 2009 compared to $145,018 in 2008.

Fiscal Year Ended December 31, 2008 vs. Fiscal Year Ended December 31, 2007

Revenue and Margin

Lingo Media earned revenues in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$969,128	$969,128
Direct costs	-	126,329	126,329
Margin	$-	$842,799	$842,799

Revenues from China for the year ended December 31, 2008 were $969,128 compared to $879,626 for fiscal year 2007. The Company continues to advance its relationship with PEP and is developing new programs to maintain and increase its royalty revenues.

In Canada, revenues from A+ for the year ended December 31, 2008 were $2,575,559 compared to $3,124,731 for fiscal year 2007. As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Lingo Media earned revenues at December 31, 2007 in China as follows:

	Online English Language Learning	Print-Based English Language Learning	Total
Revenue	$-	$879,626	$879,626
Direct costs	-	113,317	113,317
Margin	$-	$766,309	$766,309

Revenues from China for the year ended December 31, 2008 were $969,128 compared to $879,626 for 2007. The Company continues to advance its relationship with PEP and has developed new programs to maintain and increase its royalty revenue.

Lingo Media expanded its in-house product development team with the appointment of Chris Anderson as its Managing Editor in order to develop new English language learning programs.  The Company also appointed Jenny Bao as Director of Marketing to enhance its relationships with existing customers and to secure new business.

The Company had no unearned revenues as at December 31, 2008.

General and Administrative

General and administrative costs consist of executive compensation, consulting fees, office administration, rent, marketing, professional fees, shareholders services, any foreign exchange losses or gains and government grants which are offset against the general and administration expenses incurred during the period.

Overall, general and administrative expenses increased due to the acquisition and consolidation of Speak2Me operations into the financial results of Lingo Media. Below is the detailed analysis of general and administrative expenses for the year ended December 31, 2008.

	2008	2007
Administration	191,290	183,777
Advertising and promotion	39,737	17,797
Consulting fees and employee compensation	829,057	405,715
Equipment leases	17,931	16,891
Executive compensation	358,841	201,233
Foreign exchange	160,223	(103,505)
Premises	161,895	118,145
Professional fees	260,977	129,395
Shareholder services	54,877	49,740
Travel	118,328	91,664
	2,193,156	1,110,852
Less Grants	(65,430)	(164,545)
Total	2,127,726	946,307

Selling general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant, during the year the Company recorded $110,430 of such grant.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue, at such time a liability would be recorded. During the year, the conditions for the repayment of grants were not met and no liability was recorded.

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expenses.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $160,223 as compared to a gain of approximately $103,505 in fiscal 2007, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses is denominated in US Dollars, New Taiwanese Dollars and Chinese Renminbi.

Interest and Other Financial Expenses

In 2008, the Company had loans payable bearing interest at 12% (2007 - 12%) per annum.  Interest expense related to these loans for the year ended December 31, 2008 is $95,544.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2008, the Company recorded an expense of $252,792 compared to $156,395 during 2007. This increase is primarily due to the issuance of new options in 2008 and it also has a full year effect of the option granted in 2007.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  The Company wrote-down the carrying value A+, resulting in a charge of $1,571,369 (2007 - $292,848, 2006 - $57,906) to net loss, included in the write-down was $274,852 of future income tax assets.

All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss

The Company reported a net loss of ($3,882,843) for the year ended December 31, 2008 as compared to a net loss of ($925,040) in 2007 in accordance with Canadian GAAP.   The loss for 2008 is comprised of the following:

	2008	2007
Operating loss	$(2,311,474)	$(632,192)

Loss from the operations of A+	(450,238)	(292,848)

Write off of goodwill from the acquisition of A+	(1,121,131)	-

Net Loss	$(3,882,843)	$(925,040)

Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $230,906 compared to $201,451 at the end of 2009.  Accounts and grants receivable of $931,101 were outstanding at the end of 2010 compared to $569,571 at the end of 2009 as the Company increased its sales considerably in the last quarter of 2010.  58% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $1,255,472 (2009 - $847,976) with current liabilities of $3,220,581 (2009 - $723,113) resulting in a working capital deficit of ($1,965,109) (2009 - working capital of $124,863).   On March 4, 2011, the Company closed a non-brokered private placement for $2,195,200 in proceeds.

Cash used for discontinued operation was $nil at the end of 2010 compared to cash used for discontinued operations of ($332,700) for the year ended 2009. This increase was a result of the payments made to facilitate the Proposal in 2009.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $85,648 compared to $95,759 during 2009, this amount includes a one-time reduction of $100,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Liquidity and Capital Resources

As at December 31, 2009, the Company had cash and cash equivalents of $201,451 compared to $2,279,937 at the end of 2008.  This decrease resulted from the loss of $2.5 million and an investment of $920,000 for the development of our software and web products.  Accounts and grants receivable of $569,571 were outstanding at the end of 2009 compared to $642,543 at the end of 2008 as the Company collected its receivables faster than in 2008.  93% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $847,976 (2008 - $3,117,249) with current liabilities of $723,113 (2008 - $1,321,411) resulting in a working capital of $124,863 (2008 - working capital of $1,795,836).

Cash used for discontinued operation was ($332,700) at the end of 2009 compared to cash provided by discontinued operations was $10,657 for the year ended 2008; this decrease was a result of the payments made to facilitate the Proposal.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $95,759 compared to $110,430 during 2008, this amount includes a one-time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Fiscal Year Ended December 31, 2008

As at December 31, 2008, the Company had cash and cash equivalents of $2,279,937 (2007 $377,127), and accounts and grants receivable of $642,543 (2007 - $958,179). The Company’s total current assets amounted to $3,117,249 (2007 - $1,716,903) with current liabilities of $1,321,411 (2007 - $1,508,696) resulting in a working capital surplus of $1,795,838 (2007 - working capital surplus of $208,207).

In October 2008, the Company successfully completed a private placement with Orascom Telecom of $5 million by issuing 2,857,143 units at a price of $1.75 per unit (“Unit”), with each Unit consisting of one common share (“Common Share”) and three-quarters (0.75) of one share purchase warrant (“Warrant”).  Each whole Warrant is exercisable to acquire one further Common Share for a period of 24 months from September 15, 2008 (the “Closing Date“): (i) at a price of $4.00 for a period of 12-months from the Closing Date; (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date; and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days.

During 2008, the Company repaid loans in the amount of $783,620.  As at December 31, 2008, A+ had a revolving line of credit outstanding in the amount of $80,986 (2007 - $230,000) bearing interest at prime plus 4% per annum.  This bank facility is secured by a general security agreement and a short-term investment of $150,000.  The term of the revolving line of credit requires that certain measurable covenants be met. As at December 31, 2008, the Company was in violation of certain covenants and the Company subsequently paid down and closed the line of credit. The line of credit outstanding at year end is presented as part of current liabilities of discontinued operations.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $110,430 compared to $164,545 during 2007, this amount includes a one time reduction of $45,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $45,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placements, as the capital markets permit, in an effort to finance its growth plans into international markets in addition to financing growth capital for the China market.  The Company has been successful in raising sufficient working capital in the past.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles ("GAAP"):

Development Costs

Under Canadian GAAP, the Company capitalized costs related to English Language Learning products and programs and amortizes these costs on a straight-line basis over periods of up to five years. Under United States GAAP, these costs are expensed as incurred per SFAS No. 2, Research and Development Costs.

Statement of Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year under US GAAP.

Calculation of Loss for the Year

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada.  In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the loss in each year would be adjusted as follows:

Expressed in Canadian Dollars	2010	2009	2008

Loss for the year - Canadian GAAP	$(3,679,127)	(1,466,184)	(2,311,474)
Impact of US GAAP and adjustments:
Amortization of development costs(a)	15,211	89,375	128,478
Amortization of software and web development costs	2,230,131	1,395,736	-
Development cost write-off (a)	-	-	(218,795)
Deferred cost write-off (b)	-	-	157,419
Software and web development cost (c)	(312,745)	(922,322)	(880,846)
Loss from continuing operations - United States GAAP	(1,746,530)	(2,396,266)	(3,125,218)
Net income (loss) from discontinued operations - United States GAAP	-	367,293	(1,571,369)
Loss for the year - United States GAAP	$(1,746,530)	(2,028,973)	(4,696,587)

Calculation of Earnings per Share:

Under both US and Canadian GAAP, basic earnings per share are computed by dividing the net income for the year available to common shareholders, as measured by the respective accounting principles (numerator), by the weighted average number of common shares outstanding during that year (denominator).  Basic earnings per share exclude the dilutive effect of potential common shares.

Diluted earnings per share under Canadian GAAP and US GAAP give effect to all potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

The following table reconciles the numerators and denominators of the basic and diluted earnings per share under U.S. GAAP as required by SFAS 128:

Expressed in Canadian Dollars	2010	2009	2008
Numerator for basic and diluted income (loss) per share:
Income (loss) – US GAAP	(1,746,530)	(2,028,973)	(4,696,587)
Denominator for basic and diluted (loss) per share:
Weighted average common shares	13,277,226	12,460,930	10,426,861
Basic and diluted loss per share – US GAAP	$(0.13)	$(0.16)	$(0.45)

5.E Research and Development

During the years ended December 31, 2010 and 2009, respectively, the Company expended $4,234,283 and $4,757,807 on research and development, under the categories of “development costs”, “software and web development costs” and “deferred costs”.  These expenditures in 2010 and 2009 were primarily directed at developing the Parlo and ELL products for the international market.

5.F Trend Information

Lingo Media believes that the trend in English language learning in China is strong and growing.  The State Ministry of Education in China (“MOE”) is expanding its mandate for the teaching of English learning programs to students.    Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

5.F Tabular disclosure of contractual obligations

Our obligations as of December 31, 2010, were as follows:

Expressed in Canadian Dollars

The Company has future minimum lease payments under operating leases for premises and equipment as well as obligations under a consulting agreement as follows:

2011	$284,602
2012	$181,583
2013	$187,235
2014	$188,365
2015	$188,365
2016	$38,122

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

The Company has a contingency at December 31, 2010 relating to an assessment from a government agency

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6 Directors and Senior Management April 30, 2011
Name	Position	Age	Date of First Election or Appointment
Michael P. Kraft	President/CEO/Director	47	November 1996
Ryan Robertson	CFO/Secretary/Treasurer	29	July 2010
Gali Bar-Ziv	COO	39	June 2009
Scott Remborg	Director	61	July 2000
Ashesh Shah	Director	42	October 2008
Sanjay Joshi	Director	38	October 2007
Anthony Lacavera	Director	36	April 2008
Ashraf Halim	Director	45	October 2008
Michael O’Connor	Director	44	March 2010
Jerahmiel Grafstein	Director	56	September 2010
Weibing Gong	Director	42	September 2010

Michael P. Kraft is the President & Chief Executive Officer of the Company since its inception in 1996. Mr. Kraft is also the Chairman of Buckingham Group Limited, a private merchant banking corporation and President of MPK Inc., a private business consulting corporation to both private and public corporations since 1994. He is also a director of Pioneering Technology Inc. since July, a TSX Venture listed company.  Mr. Kraft received a Bachelor of Arts in Economics from York University in 1985.

Ryan Robertson joined Lingo Media from Luxell Technologies Inc., where he was CFO for three years.  He began his career at PricewaterhouseCoopers where he provided auditing and advisory services to medium and large sized private equity and mutual funds. He received his Bachelor of Science Business Finance (Honours) degree from Liberty University in Virginia.

Gali Bar-Ziv brings more than 10 years of management and entrepreneurial experience, including financing, mergers and acquisitions, strategic planning, channel development and corporate development.  Most recently, Gali profitably grew a sales, marketing and distribution start-up to sales growth of more than 700% year over year.    Prior to that, Gali successfully turned around the largest service division of a $300MM financial services company.   Gali holds a Bachelor of Law (LL.B) degree from the University of London and an MBA in Strategic and Entrepreneurial studies from the Schulich School of Business in Toronto.

Scott Remborg is an independent consultant in Information Technology and eCommerce.  From 2001 to 2003, he was General Manager, eBusiness, at Air Canada. From 1994 to 1999, Mr. Remborg started up and led Sympatico, the largest internet service and web portal in Canada.  Earlier in his career he held senior management positions at Reuters and I.P. Sharp Associates.  Mr. Remborg has an MBA and was educated at the BI Norwegian School of Management in Oslo and the University of Alberta, Canada.

Ashesh Shah is an entrepreneur and corporate advisor who enjoys the dynamic process of taking concepts from “ideation” to commercialization. Mr. Shah co-founded InterMedia Interactive Software in 1991, a firm specializing in consumer-focused education CD-ROM titles. From 1998 to 2004, Mr. Shah built several internet-focused firms targeting healthcare and “clicks and mortar” clients. From 2004-2007, Mr. Shah served as a General Partner with the DCP Group, a boutique consulting firm specializing in cross-border advisory services designed to assist education-market clients in evaluating market opportunities, and building relationship networks to accelerate their success in international markets. Currently, Ashesh is actively pursuing several entrepreneurial activities that leverage his cross-cultural and technology expertise. He serves as the CEO of Maxx Medical.

Sanjay Joshi is a partner with Ogilvy Renault LLP in Toronto and practices corporate and securities law, with an emphasis on financing transactions. He obtained his LL.B. degree from Queen's University in 1999. Mr. Joshi represents agents and issuers active in the Canadian and US public markets. He advises Canadian investment dealers, limited market dealers and merchant banks as well as listed issuers in the natural resource, new-media and telecommunications sectors. Mr. Joshi sits on the board, and is Chair of the Audit Committee, for numerous companies, both public and private. He is called to the Bar in Ontario and British Columbia.

Anthony Lacavera co-founded Globalive Communications Corp. in 1998, becoming President and Chief Executive Officer in 1999. Mr. Lacavera also serves as co-founder and Chairman of several of Globalive’s present and past portfolio companies, including Enunciate Conferencing, OneConnect Services, Cohere Conferencing, Cellwand Communications, and most recently as the initial director and principal executive officer of Yak Communications (NASDAQ: YAKC) acquired by Globalive in November 2006. Mr. Lacavera received a B.A.Sc. (Honours) in Computer Engineering from the University of Toronto in 1997.

Ashraf Halim has 20 years of commercial and management experience of which 17 are in the telecom industry.  He is currently responsible for Strategic Marketing for Orascom Telecom Holding S.A.E., a role which encompasses market strategy, commercial budget, pricing, products and services roadmap and research. In this capacity, Ashraf spearheaded various successful key strategic commercial initiatives for OTH.  Prior to joining Orascom Telecom Holding S.A.E., Ashraf held the position of Marketing Deputy Director with the Egyptian Company for Mobile Services, and several commercial positions with Lucent Technologies in both Egypt and the UK where he was in charge of the GSM business development for Lucent in the Middle East and Africa. Ashraf holds a BSc. in Engineering from Cairo University.

Michael O’Connor has twenty years experience in economics, finance and mergers and acquisitions in telecommunications and transportation. He began his career at the Economic Council of Canada/School of Policy Studies Queens University conducting studies of Government’s Impact on Competitiveness in these two sectors.  In 2008 as Orascom Telecom’s representative in Canada, Mr. O’Connor led the efforts in the auction for nationwide AWS spectrum. These efforts culminated in the largest and most expansive award of spectrum across Canada following payment of $442 million. The operation launched in late 2009 across two major urban centers in Canada.

The Honourable Jerry S. Grafstein, Q.C. Co-Founder of a range of media companies, focusing on broadcasting, cable, communications, and publication enterprises in Canada, the US, the UK and South America. He has served as an advisor to several key government ministries, including Transportation, External Affairs, Consumer and Corporate Affairs and Justice.

Tommy Weibing Gong is founder of Polar Bear Energy Inc., Chairman of Zysteq North America Corporation, Shanghai Tommy Real Estate Development Co., Ltd, Shanghai Green Town Plaza Development Co., Ltd, Shanghai Canada-China Property Management Co., Ltd, and Shanghai Tommy & Hua Investment Co., Ltd.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed herein.

Despite the Company’s Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

6.B.  Compensation

The table below sets forth information concerning the compensation paid, during each of the last three fiscal years (as applicable), to the Company’s Chief Executive Officer and other Executive Officers of the Company and its subsidiaries who received total remuneration, determined on the basis of base salary and bonuses in excess of $100,000 during the last three fiscal years ended December 31 (the “Named Executive Officers”).

Summary Compensation Table
Expressed in Canadian Dollars

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
(NEO) Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation(1) ($)	Securities Under Options/ SARs Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Michael P. Kraft (4) President & CEO	2010 2009 2008	180,000 180,000 180,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Khurram R. Qureshi(5) Chief Financial Officer	2010 2009 2008	42,000 72,000 101,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gali Bar-Ziv(6) Chief Operating Officer	2010	134,000	25,000	Nil	Nil	Nil	Nil	Nil

Notes:
(2)
Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any NEO for the financial year, if any, are not disclosed.

(3)
"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(4)
"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(5)	Paid, to MPK Inc., a company controlled by Mr. Kraft. See “Management Agreement".

(6)	Khurram Qureshi was succeeded as Chief Financial Officer by Ryan Robertson in July 2010.

(7)	Gali Bar-Ziv joined the Company in June 2009.

Management Agreement The Company entered into a consulting agreement ("Consulting Agreement") dated as of October 18, 2007 with MPK Inc. pursuant to which the Company engaged MPK Inc. to provide the services of Michael P. Kraft (the "Consultant") to be the President & Chief Executive Officer of the Company.

The Consulting Agreement provides for an initial term of twenty-four (24) months to begin on January 1, 2008 and renewals for a further two (2) years unless terminated pursuant to the terms thereof.  The Consulting Agreement provides that the Company pay MPK Inc. $15,000 per month plus reimbursement for certain expenses properly incurred in connection with the Company.  In addition to providing an allowance for a health plan and life insurance policy, the Consulting Agreement also provides for an automobile allowance of $1,500 per month.

The Consultant may terminate the Consulting Agreement upon ninety (90) days written notice to the Company and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination. The Consultant may also terminate the Consulting Agreement for the following reasons: (i) a material change in the position, duties and responsibilities of the Consultant; (ii) the Consultant ceases to be the most senior officer of the Company; (iii) any material reduction in the compensation payable to the Consultant in accordance with the terms of the Consulting Agreement; and (iv) the Company's head office being located more than 50 kilometres from its current location and the Consultant's current residence ("Good Cause"). If the Consultant terminates the Consulting Agreement for Good Cause the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination

The Consulting Agreement may be terminated by the Company by giving written notice to the Consultant and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

In the event of a change of control, the Consultant may, for a period of six (6) months after the effective date of any such change of control, elect to terminate the Consulting Agreement with the Company upon eight weeks notice and the Company shall pay to the Consultant, all amounts due and owing up to the effective date of termination and a settlement amount equal to eighteen (18) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination by voluntary resignation.  In the event of a change of control and if the Company terminates the Consultant without cause, the settlement amount shall be equal to twenty four (24) months of compensation at the rate of compensation payable to the Consultant immediately prior to the effective date of termination.

The Consultant is subject to an 18 month non-complete period following the termination of the Consulting Agreement. MPK Inc. is a corporation controlled by Michael P. Kraft, the President & Chief Executive Officer of the Company.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

Director Compensation.  The non-management directors of the Company are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2010 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed herein.

6.C.2. Termination benefits

Not applicable

6.C.3.  Board of Director Committees.

The Company has three committees: Audit Committee, Compensation Committee and Corporate Governance Committee.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are Scott Remborg, Michael P. Kraft and Sanjay Joshi.

The Compensation Committee establishes and modifies compensation and incentive plans and programs, and reviews and approves compensation and awards under compensation and incentive plans and programs for elected officers of the Company. The current members of the Compensation Committee are Anthony Lacavera and Ashesh Shah.

The Corporate Governance Committee was established to assist the Board by (i) developing, reviewing and planning the Company's approach to corporate governance issues, including developing a set of corporate governance principles and guidelines specifically applicable to the Company; (ii) identifying and recommending to the Board potential new nominees to the Board; (iii) monitoring management's succession plan for the Chief Executive Officer (the "CEO") and other senior management; and (iv) overseeing enforcement of and compliance with the Company's Code of Conduct.  The current members of the Corporate Governance Committee are Sanjay Joshi and Michael P. Kraft.

6.E.  Share Ownership

Table No. 7 lists, as of April 30, 2010, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 7 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Common	Michael P. Kraft(2)(4)	1,317,905(5)	6.42%
Common	Scott Remborg(2)	154,372(6)	*
Common	Ryan Robertson	9,750(7)	*
Common	Ashesh Shah(3)	3,000(8)	*
Common	Gali Bar-Ziv	54,500(9)	*
Common	Ashraf Halim	[nil]	*
Common	Anthony Lacavera(3)	403,220(10)	1.96%
Common	Sanjay Joshi(2)(4)	[nil](11)	*
Common	Tommy Gong	[nil](12)	*
Common	Michael O'onnor	[nil](13)	*
Common	Jerahmiel Grafstein	40,000(14)	*
Common	Orascom Telecom Holding SAE	2,857,143	13.91%
As a group (12 parties)		5,236,118	25.49%

*  Less than 1%.

(1)	The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective individuals.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance Committee.

(5)
Of such shares, 95,636 are held in Mr. Kraft's RRSP, and 1,222,269 are held by Buckingham Group Limited, a company controlled by Mr. Kraft.  Mr. Kraft also holds 445,715 options and 166,670 warrants to purchase up to an additional 612,385 common shares of the Company.

(6)	Of such shares, 3,428 are held in Mr. Remborg's RRSP account. Mr. Remborg also holds options to purchase up to an additional 166,107 common shares of the Company.

(7)	Ryan Robertson also holds options to purchase up to an additional 200,000 common shares of the Company.

(8)	Ashesh Shah also holds options to purchase up to an additional 50,000 common shares of the Company.

(9)
Of such shares, 2,000 are held in Mr. Bar-Ziv's RRSP, and 51,500 are held by Busy Babies, a company controlled by Mr. Bar-Ziv.  Mr. Bar-Ziv also holds 440,000 options and 30,000 warrants to purchase up to an additional 470,000 common shares of the Company.

(10)
Of such shares, 20,000 are held in Mr. Lacavera’s RRSP, 274,820 shares are held in 425243Ontario Inc. and 108,400 in AAL Telecom Holdings Inc., both wholly owned holding companies of Mr. Lacavera.  Mr. Lacavera also holds options to purchase up to an additional 117,500 common shares of the Company.

(11)	Sanjay Joshi also holds options to purchase up to an additional 80,750 common shares of the Company.

(12)	Tommy Gong also holds options to purchase up to an additional 20,000 common shares of the Company.

(13)	Michael O’Connor also holds options to purchase up to an additional 20,000 common shares of the Company.

(14)	Of such shares, 40,000 are held by New Court Corporation, a company controlled by Mr. Grafstein. Mr. Grafstein also holds options to purchase up to an additional 30,000 common shares of the Company.

Stock Options

TSX Venture Exchange Rules and Policies

The terms and conditions of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange ("TSX VEN"), including the number of common shares under option, the exercise price and expiration date of such options, and any amendments thereto.

Such “terms and conditions”, including the pricing of the options, expiration and the eligibility of personnel for such stock options; are described below.

The TSX VEN policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX VEN where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX VEN where:

(a) grant of incentive stock options could result at any time in:

(i)   the Company having options outstanding to insiders which,
      in aggregate, are exercisable to acquire over 20% of the
      outstanding common shares of the Company; or
(ii)  the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the
      outstanding common shares of the Company; or
(iii) the issuance to any one insider and such insider's
      associates, within a one year period, of common shares
      which, in aggregate, exceed 5% of the outstanding common
      shares of the Company; or
(iv)  the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of
      the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

Company Stock Option Plan

A new stock option plan (the "2005 Plan") was adopted by the board of directors in May 30, 2005 and approved by the shareholders of the Company at the annual and special Meeting of shareholders on June 30, 2005 to encourage ownership of common shares by directors, officers, employees and consultants of the Company. The number of shares which may be reserved for issuance under the 2005 Plan is limited to 5,421,342 common shares, representing approximately 20% of the issued and outstanding common shares of the Company as at June 30, 2005, less the number of shares reserved for issuance pursuant to options previously granted.

Options may be granted under the 2005 Plan only to directors, officers, employees, consultants of the Company and its subsidiaries and personal holding corporations controlled by a director or officer of the Company and its subsidiaries as designated from time to time by the board of directors of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2005 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  Any shares subject to an option granted under the 2005 Plan that for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the 2005 Plan.  The option price of any common shares cannot be less than the closing price of the shares on the day immediately preceding the day upon which the option is granted less any permitted discount.  Options granted under the 2005 Plan may be exercised during a period not exceeding five years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be an employee, officer, director or consultant of the Company or an of its subsidiaries, as applicable, or upon the optionee retiring, becoming permanently disabled or dying.  Options granted to optionees vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the board may determine.  The options under the 2005 Plan are non-transferable.  The 2005 Plan contains provisions for adjustment in the number of shares issuable thereunder in the event of a subdivision, consolidation, reclassification or change of the common shares, a merger or other relevant changes in the Company's capitalization.

The 2005 Plan provides that the Company may provide financial assistance in respect of options granted under the 2005 Plan by means of loans to optionees.  Under the terms of the 2005 Plan, the Company may, but is not obligated to, loan to an optionee the funds required to exercise any particular option.  The 2005 Plan provides that any such loan will be for a term not exceeding 10 years and will be non-interest bearing.  Any such loan will be repayable at maturity or upon the death of the optionee or earlier in certain other circumstances.  Any loans made under the 2005 Plan are to be secured by a pledge of the shares acquired upon the exercise of the option exercised being funded to a trustee for such purposes.  In the event that any loan amount is not fully repaid when due the trustee holding the pledged shares is entitled to realize on the shares being held by it as security for the loan.  Loans made under the 2005 Plan are made on a full recourse basis.  The 2005 Plan provides that any shares acquired pursuant to loans made under the 2005 Plan may be sold by the optionee from time to time provided that an amount equal to the aggregate option exercise price or the balance of the loan is applied in repayment of the loan.  Any financial assistance so provided under the 2005 Plan will be subject to and made in accordance with all applicable laws and regulatory policies at the time of making the loan.

On July 5, 2006 and October 5, 2007, the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's 2005 Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.  Currently the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 6,558,820, which number represented approximately 20% of the 32,794,102 issued and outstanding as at the Company’s last Annual and Special Meeting held on October 5, 2007 (“2007 Shareholder’s Meeting”).

At the 2007 Shareholder’s Meeting, the Company's shareholders also approved a consolidation of the Company's issued share capital on the basis of one (1) new for seven (7) old common shares (the "Consolidation"). As a result, the number of common shares eligible to be issued under the Company's 2005 Plan was also reduced on a one (1) for seven (7) basis.

On October 14, 2008, August 18, 2009 and September 23, 2010, the Company's shareholders ratified and approved an increase in the number of common shares eligible to be issued under the Company's Stock Option Plan to approximately 20% of the issued and outstanding common shares as at the date of the respective shareholders meetings.

On September 23, 2010, the Company’s shareholders also approved the removal of the required vesting provisions and instead permits the Board to determine any vesting provisions at the time of option grant.  Notwithstanding, all options granted to persons engaged in investor relations activities shall vest in accordance with the policies of the TSX Venture Exchange.  Finally, the amended and restated Stock Option Plan increases the maximum term that an option may be exercised from five (5) years to ten (10) years.

Currently, the 2005 Plan provides that the maximum aggregate number of shares reserved for issuance and which could be purchased upon the exercise of all options granted thereunder could not exceed 2,703,171, which number represents approximately 20% of the issued and outstanding common shares of the Company as at the record date of the Company’s last Annual and Special Meeting held on September 23, 2010.

As of the date hereof, options to purchase an aggregate of 2,456,070 common shares are outstanding under the 2005 Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the Table below as of June 30, 2011, as well as the number of options granted to Directors and officers as a group.

Stock Options Outstanding Expressed in Canadian Dollars
Name	Common Stock	Exercise Price	Grant Date	Expiration Date
Michael Kraft	142,857	$0.70	2/14/07	2/14/12
Michael Kraft	200,000	$0.66	2/15/11	2/15/16
Michael Kraft	50,000	$1.00	2/15/11	2/15/16
Scott Remborg	21,429	$0.84	5/22/07	5/22/12
Scott Remborg	30,750	$1.75	5/1/09	5/1/14
Scott Remborg	50,000	$1.00	2/15/11	2/15/16
Scott Remborg	42,500	$0.66	2/15/11	2/15/16
Sanjay Joshi	33,250	$1.75	5/1/09	5/1/14
Sanjay Joshi	47,500	$0.66	2/15/11	2/15/16
Anthony Lacavera	30,000	$1.75	5/1/09	5/1/14
Anthony Lacavera	67,500	$1.00	2/15/11	2/15/16
Anthony Lacavera	20,000	$0.66	2/15/11	2/15/16
Ashesh Shah	22,500	$1.75	5/1/09	5/1/14
Ashesh Shah	27,500	$0.66	2/15/11	2/15/16
Jerry Grafstein	30,000	$0.66	2/15/11	2/15/16
Michael O'Connor	20,000	$0.66	2/15/11	2/15/16
Tommy Gong	20,000	$0.66	2/15/11	2/15/16
Ryan Robertson	200,000	$0.66	2/15/11	2/15/16
Gali Bar-Ziv	340,000	$0.66	2/15/11	2/15/16
Gali Bar-Ziv	100,000	$1.07	2/15/11	2/15/16

Total Officers/Directors		1,495,786

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7. Other than those shareholders set forth in Table No.7, there are no shareholders who hold more than 5% of the Company's shares.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no significant changes in major shareholders’ holdings.

7.A.2.  Canadian Share Ownership. June 30, 2011, the Company’s registered shareholders’ list showed 20,543,177 common shares outstanding with 80 registered shareholders, with 15,063,978 owned by 69 shareholders residing in Canada, 2,048,701 shares owned by 4 registered shareholders in US and 3,430,498 shares owned by 7 foreign registered shareholders.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.B.  Related Party Transactions

Michael P. Kraft, President/CEO/Director
Mr. Kraft is compensated indirectly through MPK Inc., as discussed in ITEM #6.B.

Funds Owed to Officers/Directors
Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital.  Officer/Director loans bear interest at 12% per annum interest payable totaled:

From January 2008 through October 2008, LMK Inc., a company controlled by the wife of Michael P. Kraft, loaned the Company an aggregate of $60,000. These loans bore interest at 12% per annum.  These loans were repaid in full in the first quarter of 2009.

Other than as disclosed above, there have been no transactions since December 31, 2010 or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements
for Fiscal 2010 and Fiscal 2009

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8 Company Policy on Dividend Distribution

The Company does not intend to pay dividends in cash or in kind in the foreseeable future. The Company expects to retain any earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the Common Shares of the Company are entitled to an equal share in any dividends declared and paid.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the Alberta Stock Exchange in Calgary, Alberta, Canada under its former name Alpha Ventures Inc. in November 1996.  The Alberta Stock Exchange was absorbed by the Canadian Venture Exchange, which was absorbed by the TSX Venture Exchange (“Exchange”).  The Company’s listing was automatically transferred from the Alberta Stock Exchange to the Exchange as a Tier 2 company.  The current stock symbol on the Exchange is “LM”. The CUSIP number is 5357441065.

The Exchange currently classifies Issuers into different tiers based on standards, including historical financial performance, stage of development and financial resources of the Issuer at the time of listing.  Specific Minimum Listing Requirements for each industry segment in each of Tier 1, Tier 2 and Tier 3 have been established by the Exchange.

Policy 2.1 of the Exchange outlines the Minimum Listing Requirements for each industry segment in Tier 1 and Tier 2.  Under this policy, Lingo Media Corporation is a Tier 2 Issuer in the industry segment category of Junior Industrial.  Each industry segment is further divided into categories.  Quantitative minimum requirements for listing for the industry segment Junior Industrial and Tier 2 are provided in Section 4.3 of Exchange Policy 2.1.

Similarly, Policy 2.5 of the Exchange sets out the minimum standards to be met by Issuers to continue to qualify for listing in each Tier, referred to as Tier Maintenance Requirements (“TMR”).  A Tier 2 Issuer which fails to meet one of the Tier 2 TMR will not automatically be suspended or designated as “Inactive”.  The Exchange will provide notice of failure to meet one of the Tier 2 TMR and will allow the Issuer 6 months from the date of notice to meet the requirement, failing which the Exchange may designate the Issuer as Inactive.  If a Tier 2 Issuer fails to meet more than one Tier 2 TMR, notice will be given to the Issuer by the Exchange and if the requirements are not met within 90 days of the notice, the Exchange will designate the Issuer as Inactive and apply the restrictions on Inactive Issuers retroactively.  An Inactive Issuer may continue to trade on Tier 2 of the Exchange for 18 months from the date it is designated as Inactive.  If the Issuer does not meet all of the applicable Tier 2 TMR within that 18 month period, its listed shares may be suspended from trading by the Exchange.

To maintain a listing as an active Tier 2 Issuer, an Issuer must meet all Tier 2 TMR for its industry segment as set out in Section 4 of the Exchange Policy 2.5.

The table No.9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last 12 months, the last twelve fiscal quarters; and the last five fiscal years.

Table No. 9 TSX Venture Exchange Common Shares Trading Activity
Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
April 2011	27,200	0.95	0.68	0.73
March 2011	28,100	0.94	0.55	0.90
February 2011	17,900	0.84	0.66	0.70
January 2011	5,500	0.80	0.57	0.75
December 2010	21,200	0.65	0.50	0.65
November 2010	13,800	0.67	0.47	0.55
October 2010	12,600	0.60	0.70	0.65
September 2010	17,200	0.74	0.55	0.63
August 2010	9,900	0.64	0.42	0.61
July 2010	13,700	0.50	0.39	0.45
June 2010	19,990	0.64	0.44	0.50
May 2010	13,500	0.72	0.55	0.58

Quarterly
3/31/2011	73,200	0.95	0.55	0.73
12/31/2010	40,500	0.80	0.50	0.75
9/30/2010	39,700	0.74	0.42	0.65
6/30/2010	47,100	0.72	0.39	0.45
03/31/2010	1,894,902	1.24	0.83	0.75
12/31/2009	733,158	1.05	0.75	1.04
09/31/2009	155,187	1.20	0.85	1.05
06/30/2009	323,870	1.43	0.66	1.20
03/31/2009	245,300	1.05	0.62	0.90
12/31/2008	361,125	1.71	0.55	1.19
09/30/2008	447,358	1.92	1.36	1.70
06/30/2008	542,301	2.20	1.62	1.85
3/31/2008	463,600	1.83	0.85	1.81
12/31/2007	161,557	1.39	1.19	1.19
9/30/2007	401,886	1.40	1.05	1.19
6/30/2007	294,400	1.19	0.84	1.05
3/31/2007	72,291	1.155	0.63	0.875

Yearly
12/31/2010	2,022,202	1.24	0.39	0.75
12/31/2009	1,457,515	1.43	0.62	1.04
12/31/2008	1,494,984	2.20	0.55	1.19
12/31/2007	930,134	1.50	0.63	1.19
12/31/2006	666,365	1.47	0.49	1.155
12/31/2005	697,765	2.275	0.77	1.19

The Company's shares became quoted for trading on the OTC Bulletin Board on January 22, 2004.

The table No.10 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for the last 12 months, the last twelve fiscal quarters; and since commencement of trading.

Table No. 10 OTC Bulletin Board Common Shares Trading Activity

Period	Sales -- Canadian Dollars
Ended	Volume	High	Low	Close
Monthly
April 2011	7,228	0.99	0.83	0.83
March 2011	53,772	0.88	0.55	0.88
February 2011	20,934	0.79	0.69	0.77
January 2011	1,000	0.79	0.46	0.79
December 2010	23,355	0.55	0.46	0.46
November 2010	13,357	0.63	0.54	0.54
October 2010	53,870	0.68	0.59	0.66
September 2010	13,498	0.66	0.51	0.60
August 2010	105,158	0.63	0.38	0.48
July 2010	50,000	0.44	0.38	0.40
June 2010	125,500	0.53	0.40	0.40
May 2010	110,220	0.78	0.51	0.55

Quarterly
3/31/2011	75,706	0.88	0.46	0.88
12/31/2010	90,582	0.68	0.46	0.46
9/30/2010	168,656	0.66	0.38	0.60
6/30/2010	247,020	0.78	0.40	0.40
03/31/2010	418,300	1.52	0.67	0.68
12/31/2009	355,000	1.00	0.70	1.00
09/30/2009	14,200	1.15	0.70	0.99
06/30/2009	64,100	1.05	0.51	1.05
03/31/2009	20,600	1.24	0.60	0.90
12/31/2008	67,041	1.58	0.61	1.24
09/30/2008	278,741	1.85	1.30	1.85
06/30/2008	58,200	2.00	1.00	1.85
3/31/2008	144,200	1.79	0.71	1.79
12/31/2007	37,089	1.40	0.77	1.22
9/30/2007	62,944	1.40	0.77	1.33
6/30/2007	78,952	1.19	0.70	0.91
3/31/2007	47,689	2.10	0.35	0.84

Yearly
12/31/2010	924,558	1.52	0.38	0.46
12/31/2009	453,900	1.24	0.51	1.00
12/31/2008	867,582	2.00	0.61	1.24
12/31/2007	245,718	1.40	0.21	1.22
12/31/2006	492,923	5.80	0.406	1.176
12/31/2005	219,321	1.89	0.525	0.805

The Company's common shares became quoted for trading on the Berlin-Bremen Stock Exchange on August 20, 2003.  No trades of the Company's common shares have taken place on the Berlin-Bremen Stock Exchange to this date.

9.A.5.  Common Share Description

Not Applicable

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange, OTCBB and are quoted for trading on the Berlin-Bremen Stock Exchange. Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

Not Applicable

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Company’s corporation number as assigned by the Ontario Ministry of Consumer and Commercial Relations is 4020-1165.  The Company’s Articles of Incorporation do not contain the Company’s purpose or its objectives, as neither is required under the laws of Ontario.

Disclosure of Interest of Directors

No director of the Company is permitted to vote on any resolution to approve a material contract or transaction in which such director has a material interest.

Subject to the Articles of Incorporation and any unanimous shareholder agreement, the board may fix their remuneration.

Borrowing Powers of Directors, ByLaws - Section 3.10

The board of directors may from time to time:
  (i) borrow money upon the credit of the Corporation;
 (ii) issue, reissue, sell or pledge debt obligations of the
      Corporation;
(iii) subject to the Business Corporations Act (Ontario), give a guarantee on behalf of the
      Corporation to secure performance of an obligation of any
      person; and
 (iv) mortgage, hypothecate, pledge or otherwise create a
      security interest in all or any property of the
      Corporation, owned or subsequently acquired, to secure any debt obligations of the Corporation.

Delegation of Power to Borrow, Bylaws – Section 3.11

The board may by resolution delegate all or any of the powers conferred on them by paragraphs (i) and (iii) of section 3.10 hereof, to any one or more of the directors, the Managing Director, the executive committee, the Chairman of the Board (if any), the President, any Vice-President, the Secretary, the Treasurer, any Assistant Secretary, any Assistant Treasurer or the General Manager.

Director Qualification and Retirement

Neither the Articles of Incorporation nor the Bylaws of the Company discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

Description of Rights, Preferences and Restrictions
Attaching to Each Class of Shares

a) Class/Number of Shares.  The Company’s Articles of Incorporation provide that: the Corporation is authorized to issue two classes of shares, namely an unlimited number of Preferred Shares without nominal or par value (“Preferred Shares”) and an unlimited number of Common Shares (“Common Shares”).

b) Common Shares. The holders of Common Shares shall be entitled:

   1) to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote, and on every poll taken at every such meeting, or adjourned meeting, every holder of Common Shares shall be entitled to one vote in respect of each Common Share held; and

2) subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Corporation upon a dissolution; and

3) subject to the rights of the holders of Preferred Shares, to receive all other dividends declared by the Corporation.

c) Preferred Shares.  The Preferred Shares as a class shall carry and be subject to the following rights, privileges, restrictions and conditions:

1)	Directors’ Rights to Issue in One or More Series.
The Preferred Shares may at any time or from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors by resolution; the Directors of the Company may (subject as hereinafter provided) by resolution fix, from time to time before the issued thereof, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing (1) the issue price, (2) the rate, amount or method of calculation of dividends and whether the same are subject to change of dividends and whether the same are subject to change or adjustment, (3) whether such dividends shall be cumulative, non-cumulative or partly cumulative, (4) the dates, manner and currencies of payments of dividends and the dates from which dividends shall accrue, (5) the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, with or without provision for sinking or similar funds, (6) conversion and/or exchange and/or classification rights, (7) the voting rights if any, and/or (8) other provisions, the whole subject to the following provisions, and to the issue of Certificate(s) of Amendment setting forth such designations, rights, privileges, restrictions and conditions attaching to the shares of each series.

2)	Ranking of Preferred Shares.
The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs and may also be given such other preferences not inconsistent with paragraphs (1) and (2) hereof over the Common Shares of the Corporation and over any other shares ranking junior to the Preferred Shares as may be determined in the case of each series of Preferred Shares authorized to be issued.

3)	Amendment with Approval of Holders of Preferred Shares.
The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be repealed, altered, modified, amended or amplified by Certificate(s) of Amendment, but in each case with the approval of the holders of Preferred Shares (only as a class but not as individual series) given as hereinafter specified.

4)	Approval of Holders of Preferred Shares.
Subject to the Provisions of the Business Corporations Act, any consent or approval given by the holders of Preferred Shares as a class shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least sixty-six and two-thirds percent (66²/³%) of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than fifteen days’ notice at which the holders of at least a majority of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meetings, in addition to any other consent or approval required by the Business Corporation Act.  If at any such meeting the holders of a majority of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen days thereafter and to such time and place as may be designated by the Chairman, and not less than ten days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of the Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed by the affirmative vote of not less than sixty-six and two-thirds percent of the votes cast at such meeting shall constitute the consent or approval of the holders of Preferred Shares.  On every poll taken at every meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Bylaws of the Corporation with respect to meetings of shareholders.  Any consent or approval given by the holders of Preferred Shares or a series as a class shall be deemed to have been sufficiently given if in the same manner as provided herein regarding holders of Preferred Shares as a class.

d) Dividend Rights.  The Company’s Bylaws provide that holders of common shares shall be entitled to receive dividends and the Company shall pay dividends thereon, as and when declared by the board of directors of the Company out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding, subject to the prior rights of any shares ranking senior to the common shares with respect to priority in the payment of dividends.

e) Voting Rights. Neither the Company’s Bylaws nor its Articles of Incorporation provide for the election or re-election of directors at staggered intervals.

f) Redemption Provisions. The Company may purchase any of its issued common shares subject to the provisions of the Ontario Business Corporations Act.

g) Sinking Fund Provisions. Neither the Company’s Articles of Incorporation nor its Bylaws contain sinking fund provisions.

h) Liability to Further Capital Calls by the Company.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions allowing the Company to make further capital calls with respect to any shareholder of the Company.

i) Discriminatory Provisions Based on Substantial Ownership.  Neither the Company’s Articles of Incorporation nor its Bylaws contain provisions that discriminate against any existing or prospective holders of securities as a result of such shareholder owning a substantial number of shares.

j) Miscellaneous Provisions.  Neither the Articles of Incorporation nor the Bylaws of the Company address the process by which the rights of holders of stock may be changed.  The general provisions of the Ontario Business Corporations Act apply to this process, and require shareholder meetings and independent voting for such changes.

A meeting of shareholders may be called at any time by resolution or by the Chairman of the Board or by the President and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairman or the Board or the President.

The board shall call an annual meeting of the shareholders not later than eighteen (18) months after the Corporation comes into existence and subsequently not later than fifteen (15) months after holding the last preceding annual meeting.

A special meeting of shareholders may be called at any time and may be held in conjunction with an annual meeting of shareholders.

Meeting of shareholders shall be held at the place within Canada determined by the board from time to time.  Notwithstanding the above subsection, a meeting of shareholders may be held outside Canada if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside Canada is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

Neither the Articles of Incorporation nor the Bylaws of the Company discuss limitations on the rights to own securities or exercise voting rights thereon.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

There is no provision of the Company’s Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company (or any of its subsidiaries).  The Company’s Bylaws do not contain a provision indicating the ownership threshold above which shareholder ownership must be disclosed.  With respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from United States law.  Neither the Articles of Incorporation nor Bylaws contain provisions governing changes in capital that are more stringent than the conditions required by law.

The Ontario Business Corporations Act contains provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions for which the Company would require a "special resolution" include:

a.  Changing its name;
b.  Changing the place where its registered office is situated;
c.  Adding, changing or removing any restriction on the business or businesses that the corporation may carry on;
d. Certain reorganizations of the corporation and alterations of share capital;
e.  Increasing or decreasing the number of directors or the
    minimum or maximum number of directors;
f.  Any amendment to its articles regarding constraining the issue or transfer of shares to persons who are not resident
    Canadians; and
g.  Dissolution of the corporation.

10.C.  Material Contracts

Not Applicable

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is unaware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  The Company is unaware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

10.E.  Taxation

A brief description of provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada.  The consequences, if any, of provincial, state and local taxes are not considered.

Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Material Canadian Federal Income Tax Consequences

The discussion under this heading relates to the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This information is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  This discussion is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income.  Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor-corporation.

The amount of a stock dividend (for tax purposes) would be equal to the amount by which the paid up or stated capital of the Company had increased because of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares.  Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  One-half of a capital gain (the “taxable capital gain”) is included in income, and one-half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a share of common stock of the Company is disposed of to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm’s length) did not own more than five percent of the shares of any class of the corporation from which the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless (a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, (b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or (c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Considerations

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal; state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders.  As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company.  U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See discussion that is more detailed at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company are not expected to be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. Dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S.Dollar value on the date of receipt.  Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. Dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit.  A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  It will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", and "shipping income". The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Company's Common Shares, a portion of the qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit for U.S. federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company.  A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company.  If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date on which the Company was a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company.  If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company.  As a foreign corporation with U.S. Holders, the Company will be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  Foreign mining companies that are in the exploration stage may have little or no income from operations and/or may hold substantial cash and short-term securities that pay interest and dividends while awaiting expenditure in connection with the business.  Given the complexities of determining what expenditures may be deductible and of how assets held for production of active income should be valued, the Company, based on advice from its professional advisers, cannot conclude whether it is a PFIC.

It is not the intention of the Company to be considered a PFIC and the Company does not consider this to be a material risk.  In the event that it were to become classified as a PFIC, the following should be taken into consideration.  U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period).  If, however, the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest and the Company provides an annual information statement, the above-described rules will not apply.  The Company will provide such an information statement upon request from a U.S. Holder for current and prior taxable years.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a PFIC treated as a QEF can, however, further elect to defer the payment of United States Federal income tax on such income and gain inclusions, with tax payments ultimately requiring payment of an interest factor.  In addition, with a timely QEF election, the electing U.S. Holder will obtain capital gain treatment on the gain realized on disposition of such U.S. Holder’s interest in the PFIC.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  In such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed herein) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation.  If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code).  In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the company will not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

Summary

Management believes this discussion covers all material tax consequences.  Nevertheless, this is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares of the Company Holders and prospective holders are encouraged to consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents

Not Applicable

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The Company operates one segment of its business in China, and a substantial portion of our operating expenses are in Canadian dollars, whereas our revenue from co-publishing agreements are primarily in Renminbi which is first converted to US dollars then to Canadian dollars.  A significant adverse change in foreign currency exchange rates between the Canadian dollars relative to US dollars or Renminbi to US dollars could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies, as they are not material at this time.

	RMB	USD	USD	USD	USD
		At 12/31/2010	-5%	-10%	-15%
Year-end Exchange Rate For 1RMB to USD		0.1515	0.1439	0.1363	0.1287
Annual Revenue From China	8,489,717	1,285,870	1,221,576	1,157,283	1,092,989
Accounts Receivable	3,952,457	598,647	568,715	538,782	508,850

	USD	CAD	CAD	CAD	CAD
		Year 2010	+5%	-5%	-10%
Average Annual Exchange Rate for 1 USD to CAD		1.0295	1.0810	0.9780	0.9266
Annual Revenue From China	1,274,259	1,311,850	1,377,443	1,246,258	1,180,665

	USD	CAD	CAD	CAD	CAD
		At 12/31/2010	+5%	-5%	-10%
Year-end Exchange Rate for 1 USD to CAD		0.9946	1.0443	0.9449	0.8951
Cash	15,276	15,193	15,953	14,434	13,674
Accounts Receivable	598,647	595,414	625,185	565,644	535,873
Accounts Payable	19,865	19,758	20,746	18,770	17,782

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

15.A.   Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:

Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as most of them relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Policies and Procedures

The Company did not maintain a complete set of policies and procedures governing decision and authorization processes. As such, reliance was placed on management’s substantive review of period end balances, transactions recorded in each period, scrutiny of business activity and centralized cash management to detect errors and ensure the financial statements do not contain material misstatements. The Company assigned dedicated staff to formulate a plan, using a generally recognized framework, to document key processes and controls, and initiated the creation of a comprehensive set of policies and procedures. The completion of documentation and implementation of the initiative will continue in 2010.

Segregation of Duties

Due to resource constraints, the Company is reliant on the performance of compensating procedures during its financial period-end closing process in order to ensure that the financial statements are presented fairly and accurately, in all material respects. Additional compensating control procedures have been performed in the preparation of our financial statements to ensure their reliability.

These Compensating Controls Include:

•	Review of all balances and reconciliations;
•	Review of bank registers and disbursement details in risk locations; and
•	Analytical review and analysis of performance against expectations.

During 2009, the Company enhanced internal controls over financial reporting by introducing the following additional changes:

•	Improved budgetary controls; and
•	Strengthened technical expertise in the accounting and finance areas of the organization

15.B.   There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

During the past fiscal year, the members of the audit committee (the "Audit Committee") were Sanjay Joshi ("Chairman"), Scott Remborg and Michael P. Kraft, of whom Sanjay Joshi and Scott Remborg are independent.  Each member of the Audit Committee is financially literate as defined by MI 52-110.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. Each has acquired these attributes through relevant experience serving as directors and/or audit committee members of various other private and public companies.

ITEM 16B. CODE OF ETHICS

The Company has adopted a “Code of Conduct”, the text of such code is available through its internet website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Nature of Services	Fees Paid to Auditor in Year-ended December 31, 2009	Fees Paid to Auditor in Year-ended December 31, 2010
Audit Fees(1)	$102,000	$93,730
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total	$102,000	$93,730

Notes:

(1)	"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements

(2)
"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities

(4)	"All Other Fees" include all other non-audit services

ITEM 16D. NOT APPLICABLE

ITEM 16E. NOT APPLICABLE

ITEM 16F. NOT APPLICABLE

ITEM 16G. NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto as exhibits.  The audit reports of Collins Barrow Toronto LLP are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

  Auditor's Report, dated April 28, 2011

  Consolidated Balance Sheets at December 31, 2010 and December 31, 2009

  Consolidated Statements of Operations and Deficit
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

  Consolidated Statements of Cash Flows
   for the years ended December 31, 2010, December 31, 2009 and December 31, 2008

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.1	Articles of Amendment. Certificates of Incorporation, By-Laws/Articles, incorporated by reference from the Lingo Media Inc. F-1 Registration Statement filed August 20, 2002.

1.2	Amended By-Laws of the Company

12.1.	Certificate of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2.	Certificate of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA CORPORATION

By:	/s/ Michael P. Kraft
Michael P. Kraft
President and Chief Executive Officer

By:	/s/ Khurram Qureshi
Khurram Qureshi
Chief Financial Officer
February 21, 2012

Lingo Media Corporation Consolidated Financial Statements (Expressed in Canadian dollars) December 31, 2010 and 2009

Management’s Responsibility

To the Shareholders of
Lingo Media Corporation

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with Canadian generally accepted accounting principles and ensuring that all information in the Management Discussion & Analysis is consistent with the statements.  This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee include some Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report.  The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Committee is also responsible for recommending the appointment of the Company’s external auditors.

Collins Barrow Toronto LLP, an independent firm of Chartered Accountants, is appointed by the Audit Committee of the Board to audit the consolidated financial statements and report directly to them; their report follows.  The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 29, 2011

"Michael Kraft"	"Ryan Robertson"
President and Chief Executive Officer (Signed)	Chief Financial Officer (Signed)

1

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Lingo Media Corporation
We have audited the accompanying consolidated financial statements of Lingo Media Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for the years ended December 31, 2010, 2009 and 2008 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lingo Media Corporation and its subsidiaries as at December 31, 2010 and 2009, and its financial performance and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

2

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that the Company has negative working capital at year end which indicates the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

As discussed in note 19, these consolidated financial statements have been revised.

/s/ Collins Barron Toronto LLP

Licensed Public Accountants
Chartered Accountants
April 28, 2011 (except for note 19 which is as of February 21, 2012 )
Toronto, Ontario

3

Lingo Media Corporation
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(Expressed in Canadian dollars)

	2010	2009
Assets
Current
Cash	$230,906	$201,451
Accounts receivable, net of allowance of $92,049 (2009 - $NIL)	931,101	569,571
Prepaid and sundry assets	93,465	76,954
	1,255,472	847,976
Property and equipment, net (Note 5)	62,342	73,351
Publishing development costs, net (Note 6)	8,807	24,018
Software and web development costs, net (Note 7)	4,234,283	4,757,807
Goodwill (Note 9)	139,618	-
	$5,700,522	$5,703,152
Liabilities
Current
Accounts payable	$903,689	$313,915
Accrued liabilities	729,892	393,665
Deferred revenue	-	15,533
Loans payable (Note 8)	1,587,000	-
	3,220,581	723,113
Future income taxes (Note 12)	-	564,997
Loan payable (Note 9)	763,729	-
	3,984,310	1,288,110
Shareholders' Equity
Capital Stock (Note 11)	15,131,192	14,220,192
Warrants (Note 11)	-	281,355
Contributed surplus (Note 11)	1,641,283	1,290,631
Deficit	(15,056,263)	(11,377,136)
	1,716,212	4,415,042
	$5,700,522	$5,703,152
Going Concern (Note 2)
Commitments and Contingency (Note 20)
Subsequent Events (Note 23)

Approved by the Board	"Michael Kraft"	"Sanjay Joshi"
	Director (Signed)	Director (Signed)

See accompanying notes.

4

Lingo Media Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

Deficit, beginning of year	$(11,377,136)	$(8,785,284)	$(4,902,441)
Net loss and comprehensive loss	(3,679,127)	(2,591,852)	(3,882,843)
Deficit, end of year	$(15,056,263)	$(11,377,136)	$(8,785,284)

See accompanying notes.

5

Lingo Media Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008

Sales	$1,985,153	$1,466,696	$969,128
Direct costs	117,941	144,994	126,329
Gross margin	1,867,212	1,321,702	842,799
Expenses
Amortization - publishing development costs	15,211	89,375	128,478
Amortization - property and equipment	14,081	14,446	21,243
Amortization - software and web development costs	2,443,382	1,395,736	-
Investment and advances write-off (Note 4)	-	-	339,939
Development costs write-down	-	-	27,915
General and administrative	2,927,815	2,231,971	2,127,726
Interest and other financial expenses	473,470	10,564	95,544
Inventory write-off	-	-	15,618
Stock based compensation (Note 11(c))	69,297	359,004	252,792
	5,943,256	4,101,096	3,009,255
Loss before the undernoted items
and income taxes	(4,076,044)	(2,779,394)	(2,166,456)
Income taxes and other taxes (Note 12)	(396,917)	179,751	145,018
Loss from continuing operations	(3,679,127)	(2,959,145)	(2,311,474)
Income (loss) from discontinued operations (Note 10)	-	367,293	(1,571,369)
Net loss and comprehensive loss	$(3,679,127)	$(2,591,852)	$(3,882,843)
Earning (loss) per share
Loss per share from continuing operations - basic and diluted	$(0.28)	$(0.24)	$(0.22)
Earnings (loss) per share from discontinued operations - basic and diluted	$-	$0.03	$(0.15)
Weighted average number of common shares outstanding
Basic and diluted	13,277,226	12,460,930	10,426,861

See accompanying notes.

6

Lingo Media Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

	2010	2009	2008
Cash provided by (used in)
Operations
Loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)
Items not affecting cash
Amortization of property and equipment	14,081	14,446	21,243
Amortization of development costs	2,458,593	1,485,111	128,478
Stock-based compensation	69,297	359,004	252,792
Transaction costs paid in shares	291,000	-	-
Future income tax recovery	(564,997)	-	-
Unrealized foreign exchange gain	(22,806)	-	-
Inventory write-off	-	-	15,618
Investment and advances write-off	-	-	182,520
Deferred costs write-off	-	-	157,419
Development costs write down	-	-	27,915
Net changes in non-cash working capital
Accounts receivable	(361,530)	72,972	315,633
Prepaid and sundry assets	(16,511)	83,207	(70,203)
Accounts payable	249,578	48,569	(158,933)
Accrued liabilities and other	320,694	87,732	198,793
Cash used in continuing operating activities	(1,241,728)	(808,104)	(1,240,199)
Cash provided by (used in) discontinued operations	-	(332,700)	10,657
Investing
Expenditures on software and web development costs	(312,745)	(922,232)	(895,262)
Purchase of property and equipment	(3,072)	(22,958)	(12,938)
Cash used in investing activities	(315,817)	(945,190)	(908,200)
Financing
Advances (repayment) of loans payable	1,587,000	-	(431,705)
Issuance of capital stock	-	7,508	5,198,659
Share issue costs	-	-	(726,402)
Cash provided by financing activities	1,587,000	7,508	4,040,552
Net change in cash	29,455	(2,078,486)	1,902,810
Cash, beginning of year	201,451	2,279,937	377,127
Cash, end of year	$230,906	$201,451	$2,279,937
Supplemental cash flow information (Note 22)

See accompanying notes.

7

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print-based education product and services company focused on English language learning ("ELL") on an international scale through its business units. ELL Technologies Limited ("ELL Technologies") is a globally-established ELL multi-media and online training company marketing under the Q Group brand.  Parlo Corporation ("Parlo"), is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”), is a free-to-customer advertising-based online ELL service in China.  Lingo Learning Inc. ("Lingo Learning") (formerly Lingo Media Ltd.) is a print-based publisher of ELL programs in China.  Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (Note 10), specialized in distributing early childhood cognitive development programs.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Going Concern

These consolidated financial statements include the accounts of the Company and its subsidiaries; Lingo Learning Inc. (100%), Speak2Me Inc. (100%), Parlo Corporation (100%), ELL Technologies Limited (100%), Lingo Media International Inc. (100%), Lingo Group Limited (83%), and A+ Child Development (Canada) Ltd. (70.33%).  All inter-company transactions and balances have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities under normal course of business in the foreseeable future.  These consolidated financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary should the Company’s financial condition continues to deteriorate and is unable to mitigate it.

The Company has incurred significant losses over the years and has negative working capital as at December 31, 2010.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales agreements and distribution agreements.  There are no assurances that the Company will be successful in achieving these goals.  Subsequent to the year end (Note 23), the Company raised gross proceeds of $2,195,200 by way of a private placement.

8

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue Recognition

Revenue from online advertising and sponsorships in China is recognized at the time of delivery and when collectability is reasonably assured.

Royalty revenue from licensing sales in China is recognized based on confirmation of finished products produced by its licensees and when collectability is reasonably assured.  Royalty revenue from audiovisual products is recognized based on the confirmation of sales by its licensees, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Revenue from fee-based English language training and assessment services and licenses are recognized on a straight line basis over the term of the agreement and when collectability is reasonably assured.

Revenue from the sale of educational products in Canada is recognized at the time of delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Comprehensive Income

Comprehensive income measures net earnings for the period plus other comprehensive income. Other comprehensive income consists of changes in equity from non-owner sources, such as unrealized gains and losses on available for sale financial assets, changes to unrealized gains and losses on the effective portion of cash flow hedges and changes to foreign currency translation adjustments of self sustaining foreign operations during the period. Amounts reported as other comprehensive income are accumulated in a separate component of shareholders’ equity as Accumulated Other Comprehensive Income. To date there has not been any other comprehensive income.

Property and Equipment

Property and equipment are initially recorded at cost. Amortization is provided using methods outlined below at rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer and office equipment	declining balance	20%

The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Investment and Advances

Loans made with a view to establishing a joint venture are recorded as investment and advances.  The carrying value of these deferred costs and advances are assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.

9

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Publishing Development Costs

The Company capitalizes costs related to English language learning products and programs in accordance with Section 3064, ("Goodwill and Intangible Assets")  of the Canadian Institute of Chartered Accountants ("CICA") Handbook.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Any required write-down is charged to operations in the year such write-down is determined to be necessary.  Amortization of the capitalized costs begins when the programs are starting to be sold and they are amortized on a straight line basis over five years.

Software and Web Development Costs

The company capitalizes all costs related to the development of its free-to-consumer and fee-based English language learning services in accordance with Section 3064, (“Goodwill and Intangible Assets”) of the CICA Handbook. The Company reviews the carrying values of its software and web development costs and evaluates the carrying value of these assets based on the undiscounted value of expected future cash flows when indicators of impairment exist.  If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value would be charged to operations in the year such a write-down is determined to be necessary.  Amortization of the capitalized costs begins when the products are starting to be sold and are amortized on a straight line basis over two to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of an acquired business.

The carrying value of goodwill is assessed annually for possible impairment or more frequently if events or changes in circumstances indicated that it might be impaired. This assessment is based on the estimated fair value of the reporting unit to which goodwill relates. Impairment would be recognized when the estimated fair value of the goodwill is lower than the carrying value. The Company performed its annual impairment test and concluded that the carrying value of goodwill is not impaired.

Government Grants

The Company receives government grants based on certain eligibility criteria for book publishing industry development in Canada.  These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company records a liability for the repayment of the grants and a charge to operations in the period in which conditions arise that will cause the government grants to be repayable.

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

10

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities denominated in foreign currencies are translated at historical exchange rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions, except for amortization which is translated at the exchange rate used in the translation of the assets.  Foreign exchange gains and losses are included in earnings for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year, except for amortization which is translated at the exchange rate used in the translation of the assets.  Exchange gains and losses are included in earnings for the year.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2010 and December 31, 2009 and the reported amounts of revenue and expenses during the years ended December 31, 2010, 2009 and 2008.  Actual results may differ from those estimates.

The Company has products in various phases of development at any time during the year.  Each product’s economic viability is determined by management, after appropriate testing has been completed.  When a product is deemed viable, its accumulated development costs are recorded and amortized over the estimated period of economic viability.  The accumulated development costs of any product not considered to be economically viable are considered unrecoverable and included in the current year's earnings.

Accounts receivable are stated after evaluation of its collectability and an appropriate allowance for doubtful accounts is provided where considered necessary.  Amortization is based on the estimated useful lives of property and equipment.

The amounts disclosed relating to fair values of stock options issued are based on management’s estimates of expected stock price volatility, expected lives of the options, risk-free interest rates and certain other assumptions using the Black-Scholes option pricing model.  By their nature, these estimates are subject to measurement uncertainty.

The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse.  Future income tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools as the corporate tax returns have not been prepared as of the date of financial statement preparation.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

11

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings (Loss) Per Share

Earnings (loss) per share are computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

Stock-Based Compensation Plan

The Company applies the fair value based method of accounting to all stock-based compensation. The fair value of the options issued in the year is determined using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed to income over the vesting period.

Financial Instruments

All financial instruments are recorded initially at fair value. In subsequent periods, all financial instruments are measured based on the classification adopted for the financial instrument: held for trading, held to maturity, loans and receivables, available for sale or other liability.

Financial Assets

Held for trading assets are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Held to maturity assets are subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method.

Available for sale assets are subsequently measured at fair value with the changes in fair value recorded in other comprehensive income, except for equity instruments without a quoted market price which are measured at cost.

Financial Liabilities

Held for trading liabilities are subsequently measured at fair value with the change in the fair value recognized in net income during the period.

Other liabilities are subsequently measured at amortized cost using the effective interest rate method.  Transaction costs are expensed as incurred.

12

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

The Company has classified its financial instruments as follows:

Financial Instrument	Classification
Cash	Held for trading
Accounts and grants receivable	Loans and receivables
Accounts payable	Other liabilities
Accrued liabilities	Other liabilities
Loans payable	Other liabilities

The Company's financial instruments measured at fair value on the balance sheet consist of cash. Cash is measured at level 1 of the fair value hierarchy. There are three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly of indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Impairment of Long-Lived Assets

Management reviews the carrying amounts of long-lived assets if events or circumstances indicate that the carrying amount may not be recoverable.  Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets.  If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount by which the carrying value of a group of assets exceeds their fair value.

3.	CHANGE IN ACCOUNTING POLICIES

In January 2009, the CICA has recently issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non Controlling Interests.  These new sections replace the currently existing standards in CICA Handbook Section 1581, Business Combinations, and Section 1600, Consolidated Financial Statements.

Section 1582 amends the standards for measurement, presentation and disclosure of a business combination.  A number of changes are specified, including an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses.

13

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

3.	CHANGE IN ACCOUNTING POLICIES (Cont'd)

These standards will require a change in the measurement and presentation of non controlling interest.  As a result of these changes, net earnings will include 100% of the subsidiary’s results and non controlling interest will be presented as part of shareholders’ equity on the consolidated balance sheet.

The impact of adoption of this standard is described in Note 9.

Future Accounting Changes

(a)
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable entities will be required to adopt International Financial Reporting Standards (“IFRS”). The Company must prepare its interim and annual financial statements in accordance with IFRS for periods beginning on January 1, 2011.  The Company has developed a plan to convert its consolidated financial statements to IFRS.

4.	INVESTMENT AND ADVANCES

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Notice of Intent to make Proposal under the Bankruptcy and Insolvency Act ("Proposal") in 2008 (Note 10), the Company has written-off its investment in the joint venture.

5.	PROPERTY AND EQUIPMENT

Property and equipment consists of computer and office equipment:

	2010	2009
Cost	$228,782	$225,710
Accumulated amortization	(166,440)	(152,359)
Net carrying value	$62,342	$73,351

14

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

6.	PUBLISHING DEVELOPMENT COSTS

Publishing development costs consist of the following:

	2010	2009
Cost	$1,301,220	$1,301,220
Accumulated amortization	(1,292,413)	(1,277,202)
	$8,807	$24,018

In 2008, one of the Company’s projects was put on hold; the resulting impairment provision of $27,915 is included in the Statement of Operations in General and Administrative.

7.	SOFTWARE AND WEB DEVELOPMENT COSTS

In October 2007, the Company acquired Speak2Me, a media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies, the Company started capitalizing costs related to their new software and web development initiatives.

		Accumulated
December 31, 2010	Net	Amortization	Cost

Software and web development(i)	$6,466,288	$3,625,867	$2,840,421
Content platform(ii)	1,477,112	174,792	1,302,320
Customer relationships(iii)	130,000	38,458	91,542
	$8,073,400	$3,839,117	$4,234,283

		Accumulated
December 31, 2009	Cost	Amortization	Net
Software and web development(i)	$6,153,543	$1,395,736	$4,757,807
	$6,153,543	$1,395,736	$4,757,807

(i)
The Company began commercial production and sale of product during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

(ii)
In 2010, the Company acquired a content platform, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships on acquisition.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years.

15

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

8.	LOANS PAYABLE

Loans payable consists of the following:

	2010	2009
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8 2011. (i) (ii)	$1,000,000	$-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	100,000	-
Loan payable in USD, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	102,000	-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due on demand.	100,000	-
Loan payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due June 30, 2011. (iii)	200,000	-
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by a general security agreement and due October 31, 2011.	50,000	-
Loans payable, interest bearing at 12% per annum with monthly interest payments, secured by assigned accounts and due on demand. (iii)	35,000	-
	$1,587,000	$-

(i)	The Company issued 433,332 shares with a total value of $260,000 as a bonus to secure the loan financing (Note 11).

(ii)	Included in the $1,000,000 loan are loans in the amount of $345,000 to related parties as disclosed in Note 15(e).

(iii)	Loans in the amount of $437,000 were repaid as disclosed in Note 23(a).

16

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

9.	ACQUISITION

On May 13, 2010, the Company acquired all issued and outstanding shares of ELL Technologies (the "Acquisition").  The results of ELL Technologies’ operations have been included in these consolidated financial statements since that date.

The aggregate purchase price was $1,385,000 which is satisfied through the treasury shares issued in the amount of 1,000,000 valued at $620,000 and an agreement to pay $1,000,000USD less identified liabilities greater than $100,000USD, calculated to be $765,000, to be paid 12 months after the closing date or earlier, in cash and/or in Lingo Media treasury shares at the Company’s sole discretion.

In connection with the Acquisition, 50,000 shares valued at $31,000 were issued, along with cash payments of $128,000, to a broker agent.  These acquisition costs were expensed as incurred.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition.

ELL
Technologies
ELL content	$1,477,112
Customer relationships	130,000
Future income tax asset	433,000
Goodwill	139,618
Current liabilities	(340,195)
Future income tax liability	(433,000)
$1,406,535
Share consideration	$620,000
Loan payable	786,535
$1,406,535

17

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

10.	DISCONTINUED OPERATIONS

Prior to December 23, 2008 the Company consolidated the results of A+, the Company’s 70.33% owned subsidiary.  On December 23, 2008 A+ ceased operations and filed a Proposal, at which time the Company ceased consolidation.  In 2009 the proposal was approved and the Company recorded a gain representing the net liabilities eliminated in the proposal.  All comparative figures have been adjusted to exclude results from discontinued operations.

The statement of income (loss) for the discontinued operations is as follows:

	2010	2009	2008
Operating revenue	$-	$-	$2,575,559
Recovery (expenses)	-	367,293	(3,025,797)
Write-off of goodwill	-	-	(1,121,131)
Income (loss) from discontinued operations	$-	$367,293	$(1,571,369)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS

(a)	Authorized

unlimited	preference shares, no par value
unlimited	common shares, no par value

The following details the changes in issued and outstanding common shares:

	Number	Amount
Balance, January 1, 2009	12,457,607	$14,205,515
Issued:
Options exercised	8,250	14,677
Balance, December 31, 2009	12,465,857	$14,220,192
Issued:
Acquisition of ELL Technologies (Note 9)	1,050,000	651,000
Shares issued on financing (Note 8(i))	433,332	260,000
Balance, December 31, 2010	13,949,189	$15,131,192

18

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(b)	Warrants

			Weighted	Weighted
	Number	Amount	Avg. Price	Avg. Life
Balance, January 1, 2009	2,314,286	$372,383	$4.00	1.9
Issued:
Less: Expired warrants issued with private placement	(171,428)	(91,028)	2.00	1.0
Balance, December 31, 2009	2,142,858	$281,355	$6.00	0.7
Less: Expired warrants issued with private placement	(2,142,858)	(281,355)	8.00	1.0
Balance, December 31, 2010	-	$-	$-	-

All outstanding warrants are exercisable as of December 31, 2009.

(c)	Contributed Surplus

Total
Balance, January 1, 2009	$847,768
Stock-based compensation	359,004
Options exercised	(7,169)
Warrants expired	91,028
Balance, December 31, 2009	$1,290,631
Stock-based compensation	69,297
Warrants expired	281,355
Balance, December 31, 2010	$1,641,283

19

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(d)       Stock Option Plan

In September 2010, the Company amended its stock option plan (the “2010 Plan“).  The 2010 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2010 Plan is limited to 2,703,171 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares that may be reserved for issuance to any one person under the 2010 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.  The exercise price of each option can not be less than the market price of the shares on the day immediately proceeding the day of the grant less any permitted discount.  The exercise period of the options granted can not exceed 10 years.  Options granted under the 2010 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2010 Plan or may terminate it at any time.

Changes for the stock option plans during the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
		Weighted		Weighted
	Number	Average	Number	Average
	of	Exercise	of	Exercise
	Options	Price	Options	Price
Options outstanding, beginning of year	919,106	$1.30	633,120	$1.04
Options granted	100,000	1.75	597,250	1.75
Options exercised	-	-	(8,250)	0.91
Options expired	(197,959)	1.36	(198,846)	1.62
Options forfeited	(112,791)	1.75	(104,168)	1.75
Options outstanding, end of year	708,356	$1.27	919,106	$1.30
Options exercisable, end of year	658,356	$1.24	659,273	$1.12

20

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

11.	CAPITAL STOCK, WARRANTS AND STOCK OPTIONS (Cont'd)

(d)       Stock Option Plan (Cont'd)

The following table summarizes information about stock options outstanding at December 31, 2010:

		Options Outstanding		Options Exercisable
		Weighted
Range		Average	Weighted		Weighted
of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life	Price	Outstanding	Price
$0.70 - $1.00	312,570	1.40	$0.72	312,570	$0.72
$1.01 - $1.33	29,286	1.13	1.23	29,286	1.23
$1.34 - $2.00	366,500	3.12	1.75	316,500	1.75
Total	708,356	2.28	$1.27	658,356	$1.24

 (e)       Fair Value of Options

The weighted average grant-date fair value of options granted to employees, consultants and directors during 2010 has been estimated at $0.03 (2009 - $0.71) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods. The pricing model assumes the weighted average risk free interest rates of 1.08% (2009 – 1.65%) weighted average expected dividend yields of NIL (2009 – NIL), the weighted average expected common stock price volatility of 94% (2009 – 147%) and a weighted average expected life of 1 year (2009 – 4 years), which were estimated based on past experience with options and option contract specifics.

21

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	INCOME TAXES

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2010	2009	2008
Combined basic Canadian federal and provincial income tax rate	31.00%	33.00%	33.50%
Effective income tax recovery on loss from
continuing operations before income taxes	$(1,263,573)	$(917,200)	$(725,763)
Increase (decrease) resulting from change in the valuation allowance	(15,078)	118,265	14,309
Effect of reduced income taxes in foreign jurisdiction and subsidiary with lower tax rate	-	-	76,000
Withholding tax on sales to China	168,080	179,751	145,018
Non-deductible items	25,133	128,165	298,161
Expiration of non-capital losses	224,420	93,120	-
Change in enacted rates	-	367,791	57,438
Change estimates and future tax rates	464,101	209,859	464,105
Share issue cost	-	-	(184,250)
	$(396,917)	$179,751	$145,018

The tax effect of temporary differences representing future tax assets is as follows:

	2010	2009
Future tax assets:
Operating loss carry forwards	$2,688,000	$2,193,075
Share issue costs	67,000	101,681
	2,755,000	2,294,756
Valuation allowance	(1,657,000)	(1,672,220)
Future tax assets recognized	1,098,000	622,536
Software and web development costs	(1,103,000)	(1,195,456)
Property and equipment	5,000	7,923
Net future tax assets (liabilities)	$-	$(564,997)

Future tax assets and liabilities will be impacted by changes in future tax laws and rates.  The effects of these changes are not currently determinable. In assessing whether the future tax assets are realizable, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. The Company has not recognized any benefit for these losses.

22

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

12.	INCOME TAXES (Cont'd)

At December 31, 2010, the Company has non-capital losses available for carry forward for Canadian income tax purposes amounting to $10,751,642. These losses expire in the following fiscal years:

2014	$707,084
2015	767,114
2026	1,189,664
2027	1,067,640
2028	2,170,269
2029	1,972,846
2030	2,877,025
$10,751,642

13.	GOVERNMENT GRANTS

Included as a reduction of general and administrative expenses are government grants of $85,648 (2009 – $95,759, 2008 - $110,430), relating to the Company's publishing projects in China. At the end of the year, $13,208 (2009 - $NIL) is in prepaids and sundry assets.

During 2008, the Company was audited by a government agency and was assessed with a repayment amount of $115,075. In 2010, the Company was reassessed with a reduction to the repayment to $100,000.  The Company continues disputing the reassessment however has included a provision of for the full amount (2009 - $45,000), which is included in accrued liabilities. An expense in the amount of $55,000 (2009 - $45,000) has been recorded in general and administrative expense.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

14.	FOREIGN EXCHANGE GAIN OR LOSS

Included in selling, general and administrative is a foreign exchange loss of approximately $25,696 (2009 – $158,546, 2008 – $160,223) relating to the changes in currency translation rates in respect of Company's activities denominated in foreign currencies.

15.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)
In 2008, the Company had loans payable due to a corporation controlled by one of its directors bearing interest at 12% per annum.  The Company received $60,000 and repaid $277,000 of these loans in 2008.  Interest expense related to these loans for 2008 is $18,490.

23

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont'd)

(b)	In 2010, the Company charged $78,137 (2009 - $98,734, 2008 - $41,913) to a corporation with one director in common for rent, administration, office charges and telecommunications.

(c)
In 2010, the Company paid $19,548 (2009 - $52,371, 2008 - $218,075) in legal fees to a law firm in which a director of the Company is a partner.  These fees are included in general and administrative expense and share issuance cost within share capital.  At December 31, 2010, $NIL is recorded as part of accrued liabilities (2009 - $29,913).

(d)
In 2010, the Company paid $185,000 (2009 - $180,000, 2008 - $180,000) for consulting fees to a corporation owned by a director and officer of the Company. At December 31, 2010, $91,113 is recorded as part of accrued liabilities (2009 - $23,913).

(e)
In 2010, the Company had loans payable due to corporations controlled by officers in the Company in the amount of $345,000 bearing interest at 9% per annum.  Interest expense related to these loans for 2010 is $21,607.

16.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders. The Company’s capital structure comprised of issued capital stock, warrants, contributed surplus and deficit. The Company’s objective in management of its capital structure is to ensure access to sufficient cash flow to carry out its ongoing operations. If and when necessary, the Company may attempt to raise additional funds through the issuance of capital stock and warrants or by securing debt financing. The Company is not subject to externally imposed capital requirements.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a)	Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in United States dollars ("USD").

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $118,884 (2009 - $109,599) due to reduction in the value of net liability balance.  A 10% of weakening of the US dollar against Canadian dollar at December 31, 2010 would have had the equal but opposite effect.

There were no derivative instruments outstanding at December 31, 2009 and 2008.

24

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

(b)	Financial instruments:

The significant financial instruments of the Company, their carrying values and the exposure to USD denominated monetary assets and liabilities, as of December 31, 2010 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	111,537	112,142	550	3,643	-	-
Accounts receivable	335,019	333,210	552,539	3,661,621	-	-
Accounts payable	170,092	171,015	-	-	-	-

USD, RMB and New Taiwan dollars are converted on the prevailing year-end exchange rates.

(c)	Fair market values:

The carrying values of cash, accounts and grants receivable, accounts payable, accrued liabilities and loans payable approximate their fair values due to the relatively short periods to maturity.

(d)	Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash consists of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  Accounts receivable are in good standing at December 31, 2010.  Included in accounts receivable are amounts of approximately $244,000 (2009 - $42,000) that are past due.

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

18.	ECONOMIC DEPENDENCE

The Company has sales to a major customer in 2010, 2009 and 2008, a government agency of the People’s Republic of China.  The total percentage of sales to this customer net of discontinued operations during the year was 59% (2009 – 75%, 2008 – 100%), and the total percentage of accounts receivable at December 31, 2010 was 45% (2009 - 93%, 2008 – 95%).

25

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

19.	SEGMENTED INFORMATION

This note was revised on February 21, 2012 to correct a clerical error with respect to the segmented income (loss) previously presented and to provide three years of comparative information for each of the segments.

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers an online service using robust speech recognition technology through its subsidiary Speak2Me Inc.

English Language Learning Publishing: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China through its subsidiary Lingo Learning Inc.

	Online English	English
	Language	Language
	Learning	Learning	Total
Revenue	857,335	1,127,818	1,985,153
Direct costs	75,869	42,072	117,941
Margin	781,466	1,085,746	1,867,212
Acquisition of property and equipment	2,104	968	3,072
Segment assets	5,054,637	645,885	5,700,522
Segment income (loss)	(2,451,307)	(1,227,820)	(3,679,127)

For Online English Language Learning Segment

	2010	2009	2008
Revenue	857,335	370,702	-
Direct costs	75,869	70,429	-
Margin	781,466	300,273	-
Acquisition of property and equipment	2,104	11,117	-
Segment assets	5,054,637	5,010,667	5,511,426
Segment income (loss)	(2,451,307)	(1,671,283)	(502,645)

For Print-Based English Language Learning Segment

	2010	2009	2008
Revenue	1,127,818	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,746	1,021,429	842,799
Acquisition of property and equipment	968	11,841	12,937
Segment assets	645,885	692,485	2,980,758
Segment income (loss)	(1,227,820)	(1,287,862)	(1,808,829)

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	2010	2009	2008
Canada	$-	$-	$1,220
China	1,311,850	1,466,696	967,908
Other	673,303	-	-
	$1,985,153	$1,466,696	$969,128

26

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

19.	SEGMENTED INFORMATION (Cont'd)

The majority of the Company’s identifiable assets are located as follows:

	2010	2009
Canada	$5,669,615	$5,684,784
China	30,907	18,368
	$5,700,522	$5,703,152

27

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

20.	COMMITMENTS AND CONTINGENCY

The Company has future minimum lease payments under operating leases for premises and equipment as follows:

2011	$284,602
2012	181,583
2013	187,235
2014	188,365
2015	188,365
2016	38,122

The rent expense associated with operating lease for premise and equipment is recognized on a straight-line basis.

As a result of the acquisition of ELL Technologies (see Note 9), the Company will owe royalties of 3-9% (Year 2) and 2-8% (Year 3) of ELL Technologies revenues based upon a number of gross revenue targets.  Royalty amounts will be due on a quarterly basis.

The Company has a contingency at December 31, 2010 relating to an assessment from a government agency (see Note 13).

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (“United States", "U.S." or "US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

28

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Balance Sheet:

	2010			2009
	Balance		Balance	Balance		Balance
	Canadian		US	Canadian		US
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP
Current assets	$1,255,472	$-	$1,255,472	$847,976	$-	$847,976
Property and equipment, net	62,342	-	62,342	73,351	-	73,351
Publishing development costs, net	8,807	(8,807)	-	24,018	(24,018)	-
Software & web development costs, net	4,234,283	(2,840,421)	1,393,862	4,757,807	(4,757,807)	-
Goodwill	139,618	-	139,618	-	-	-
	$5,700,522	$(2,849,228)	$2,851,294	$5,703,152	$(4,781,825)	$921,327
Current liabilities	3,220,581	-	3,220,581	723,113	-	723,113
Future income taxes	-	-	-	564,997	-	564,997
Loan payable	763,729	-	763,729	-	-	-
	3,984,310	-	3,984,310	1,288,110	-	1,288,110
Common shares	15,131,192	-	15,131,192	14,220,192	-	14,220,192
Warrants	-	-	-	281,355	-	281,355
Contributed surplus	1,641,283	243,250	1,884,533	1,290,631	243,250	1,533,881
Deficit	(15,056,263)	(3,092,478)	(18,148,741)	(11,377,136)	(5,025,075)	(16,402,211)
	$5,700,522	$(2,849,228)	$2,851,294	$5,703,152	$(4,781,825)	$921,327

29

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statements of Operations:

	2010	2009	2008
Loss from continuing operations - Canadian GAAP	$(3,679,127)	$(2,959,145)	$(2,311,474)
Impact of US GAAP and adjustments:
Amortization of publishing development costs (a)	15,211	89,375	128,478
Amortization of software and web development costs (c)	2,230,131	1,395,736	-
Publishing development costs write-off (a)	-	-	(218,795)
Deferred cost write-off (b)	-	-	157,419
Software and web development costs
write-off (c)	(312,745)	(922,232)	(880,846)
Loss from continuing operations
- United States GAAP	(1,746,530)	(2,396,266)	(3,125,218)
Net income (loss) from discontinued operations
- United States GAAP	-	367,293	(1,571,369)
Net loss and comprehensive loss
- United States GAAP	$(1,746,530)	$(2,028,973)	$(4,696,587)
Basic and diluted loss per share from continuing operations - United States GAAP	$(0.13)	$(0.19)	$(0.30)
Basic and diluted loss per share
- United States GAAP	$(0.13)	$(0.16)	$(0.45)

30

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statement of Cash Flows:

	2010	2009	2008
Cash used in operating activities
- Canadian GAAP	$(1,241,728)	$(808,104)	$(1,240,199)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	(312,745)	(922,232)	(880,846)
	$(1,554,473)	$(1,730,336)	$(2,121,045)
Cash (used in) provided by investing activities
- Canadian GAAP	$(315,817)	$(945,190)	$(908,200)
Impact of United States GAAP and adjustments:
Write-off of software & web development cost	312,745	922,232	880,846
Cash (used in) provided by investing activities
- United States GAAP	$(3,072)	$(22,958)	$(27,354)

Cash (used in) provided by discontinued operations - Canadian and United States GAAP
Operating activities	$-	$(251,714)	$159,671
Financing activities	-	(80,986)	(149,014)
	$-	$(332,700)	$10,657

31

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

Statement of Changes in Equity:

	Number of	Number of	Contributed
	Shares	Amount	Warrants	Amount	Surplus	Deficit	Total
Balance, January 1, 2008	9,582,262	$10,174,453	387,500	$161,254	$695,661	$(9,676,651)	$1,354,717
Private placement for cash, net	2,857,143	3,992,241	2,314,286	372,383	-	-	4,364,624
Options exercised	18,202	38,821	-	-	(18,688)	-	20,133
Expired warrants	-	-	(387,500)	(161,254)	161,254	-	-
Stock-based compensation	-	-	-	-	252,791	-	252,791
Net loss for the year	-	-	-	-	-	(4,696,587)	(4,696,587)
Balance, December 31,
2008	12,457,607	14,205,515	2,314,286	372,383	1,091,018	(14,373,238)	1,295,678
Options exercised	8,250	14,677	-	-	(7,169)	-	7,508
Expired warrants	-	-	(171,428)	(91,028)	91,028	-	-
Stock-based compensation	-	-	-	-	359,004	-	359,004
Net loss for the year	-	-	-	-	-	(2,028,973)	(2,028,973)
Balance, December 31,
2009	12,465,857	14,220,192	2,142,858	281,355	1,533,881	(16,402,211)	(366,783)
Acquisition of ELL Technologies	1,050,000	651,000	-	-	-	-	651,000
Shares issued on financing	433,332	260,000	-	-	-	-	260,000
Expired warrants	-	-	(2,142,858)	(281,355)	281,355	-	-
Stock-based compensation	-	-	-	-	69,297	-	69,297
Net loss for the year	-	-	-	-	-	(1,746,530)	(1,746,530)
Balance, December 31,
2010	13,949,189	$15,131,192	-	$-	$1,884,533	$(18,148,741)	$(1,133,016)

(a)	Publishing development costs:

Under Canadian GAAP, the Company capitalized costs related to English Language Learning products and programs and amortizes these costs on a straight-line basis over periods of up to five years. Under United States GAAP, these costs are expensed as incurred.

(b)
The portion of investment and advances relating to a joint venture recorded under Canadian GAAP as deferred costs and written down during 2008 is added back for United States GAAP as it is already expensed in prior years as incurred.

(c)
Under Canadian GAAP, the Company capitalized the cost of the Speak2Me acquisition and will begin amortization upon the selling of the products on a straight-ling basis over three years. Under United States GAAP, acquisition costs of the Speak2Me technology are considered acquired in-process research and development. Since as of the acquisition date, the technology acquired requires a substantial amount of development work in order to begin selling as a product hence this cost is expensed in 2007.  The Company failed to expense the acquisition costs for US GAAP purposes in its 2007 financial statement reconciliation of Canadian to US GAAP disclosure and has now restated the reconciliation to reflect the expense. Furthermore, the Company continues to expense any development costs incurred during 2007, 2008 and 2009 for United States GAAP purposes.

32

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

(d)
Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants. In respect to options issued before January 1, 2002 but vesting in year 2002, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(e)
US GAAP clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statement.  The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. US GAAP also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under US GAAP is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Company has not adopted US GAAP for Canadian GAAP purposes. Based on the Company’s assessment, the adoption of US GAAP would not have a significant impact on the Company’s financial statements for purposes of reconciling Canadian GAAP to United States GAAP.

(f)	Recently Adopted Accounting Pronouncements

(i)
In June 2009, the FASB launched the FASB Accounting Standards Codification, or the Codification, as the single source of authoritative U.S. GAAP recognized by the FASB. The Codification reorganizes various U.S. GAAP pronouncements into accounting topics and displays them using a consistent structure. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of this standard had no impact on the Company's financial statements.

(ii)
The new disclosure requirements regarding inputs and valuation techniques for Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, and are consistent with IFRS 7 Financial Instruments: Disclosures. The Company uses Level 1 inputs (Quoted prices in active market) for determination of fair value of available-for-sale securities. The Company uses Level 2 inputs (significant observable inputs) to estimate the fair value of incentive stock options when determining compensation expense to be recognized. It is not anticipated that there will be a change in the nature of inputs or in the valuation techniques applied so there will be no material impact on the Company's financial statements. The Company is assessing the required disclosure to prepare for implementation for the first interim period of the fiscal year ending December 31, 2010.

33

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

21.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Cont'd)

(f)	Recent Accounting Pronouncements (Cont'd)

(iii)
In April 2008, US GAAP released an amendment to the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. The new standard is effective for fiscal years and interim periods beginning after December 15, 2008. The Company adopted the new standard starting on January 1, 2009 and the adoption had no impact on our consolidated financial statements.

(iv)
In December 2007, the FASB issued a new statement. This statement affects only entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement provides guidance on the accounting and reporting for non-controlling interest in a subsidiary to improve the relevance, comparability, and transparency of the financial information provided by consolidated financial statements. The adoption of this standard had no material impact on the Consolidated Financial Statements.

(g)	Recent Accounting Pronouncements

(i)
In October 2009, the FASB issued a new accounting standard for revenue recognition for arrangements with multiple deliverables. The new standard impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, the new standard modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The new standard is effective for fiscal years beginning on or after June 15, 2010; however, early adoption of this standard is permitted. We have determined that there will be no impact on our consolidated financial statements for existing customer arrangements upon adoption of the new accounting standard.

(ii)
In October 2009, the FASB issued a new accounting standard for the accounting for certain revenue arrangements that include software elements. The new standard amends the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. The new standard is effective for fiscal years beginning on or after June 15, 2010; however, early adoption of this standard is permitted. We have determined that there will be no impact on our consolidated financial statements for existing customer arrangements upon adoption of the new accounting standard.

34

Lingo Media Corporation
Notes to Consolidated Financial Statements
December 31, 2010 and 2009
(Expressed in Canadian dollars)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009	2008
Income taxes and other taxes paid	$173,132	$179,751	$145,018
Interest paid	$70,925	$-	$95,544

Non-cash transactions:

(a)	In 2010, 433,332, common shares in the amount of $260,000 were issued as financing fees related to a loan financing of $1,000,000.

(b)	In 2008, warrants were issued in connection with a private placement are valued at $281,357. This amount has been recorded as an increase in warrants amount charged against share capital.

(c)
In 2008, compensation warrants were issued in connection with a private placement are valued at $91,025. This amount has been recorded as an increase in warrants amount with a corresponding increase in share issue costs which is charged against share capital

(d)	Included in the capital stock is $NIL (2009 - $7,169) representing the fair value of stock options exercised (see Note 11(c)).

23.	SUBSEQUENT EVENTS

(a)	On January 3, 2011, various loans in the amount of $437,000 were repaid.

(b)
On March 4, 2011, the Company closed a non-brokered private placement of 3,658,668 units at $0.60 per unit for gross proceeds of $2,195,200.  Each unit is comprised of one common share and one non-transferable common share purchase warrant, which entitles the holder to purchase one common share at $0.75 per share until September 4, 2012.

35

Trading Symbols (TSX-V: LM; OTC BB: LMDCF)
151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222	Jianwai SOHO, Building 17, Suite 601 39 East Third Ring Road Dong San Huan Zhong Lu Beijing 100022 China Tel: 86.10.5160.0152 Fax: 86.10.5160.1801
www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

For the Year Ended December 31, 2010

April 29, 2011

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of April 29, 2011, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the years ended December 31, 2010 and 2009, which have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts are in Canadian dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable year.  We also provide analysis and commentary that we believe is required to assess the Company's future prospects.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Summary Description of Lingo Media

Lingo Media is a diversified online and print-based education products and services company focused on English language learning ("ELL") on an international scale through its four distinct business units.  ELL Technologies Limited (“ELL Technologies”) is a globally-established ELL multi-media and online training company offering institutional, corporate, and retail solutions.  Parlo Corporation (“Parlo”) is a fee-based online ELL training and assessment service.  Speak2Me Inc. (“Speak2Me”) is a free-to-consumer advertising-based online ELL service in China, and Lingo Learning Inc. (“Lingo Learning”) is a print-based publisher of ELL programs in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

2

As of December 31, 2010, the Company operated three distinct business segments as follows:

Social Learning

The Company provides online English language learning and training services that are offered across a number of verticals.

Through its free-to-consumer www.speak2me.cn website, the Company operates one of the leading online English language learning community in China that includes a unique social-networking infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China and abroad. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from traditional digital advertising, as well as, its patent-pending Conversational Advertising™ platform. Conversational Advertising™ allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes. Speak2Me has developed an application that can be implemented in leading social networking sites by integrating Conversational Advertising™ as part of the App. In addition, Speak2Me earns royalty income from its local distributor through the selling of its stand-alone English language learning CD-ROM products in China.

English Language Learning Training

To further leverage its lesson library and technology platform, the Company has expanded its online offerings to include fee-based training solutions for corporations, governments, educational institutions, and consumers.  This fee-based training service is available under the brand Parlo at www.parlo.com.  In April 2010, Lingo Media introduced an off-the-shelf product called Parlo Business English that incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo also offers customized solutions to tailor to clients’ needs.  Parlo rebranded the original Parlo website as a consumer website that targets individual consumers internationally through a subscription model. Parlo will earn its revenues from seat licenses and subscription fees.

In May 2010, The Company acquired ELL Technologies which offers over 1,700 hours of interactive learning through a number of product offerings that include Q English, Q Business, Q Kids, and Q Traveler. ELL Technologies Limited sells in over 11 countries through a network of distributors and earns its revenues from licensing and subscription fees.

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of 300 million students.  To date, it has co-published more than 385 million units from its library of more than 340 program titles in China.

Discontinued Operations

In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. ("A+") distributed early childhood cognitive development programs.  In December 2008, A+ filed a Notice of Intent to Make a Proposal under the Bankruptcy and Insolvency Act (“Proposal”) which was later approved by A+’s creditors in March 2009 and by the Superior Court of Justice in April 2009 who issued a Certificate of Full Performance of Proposal.   A+ is currently inactive and its operating results are disclosed under discontinued operations.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

3

Recent Developments

On November 24, 2010, the Company announced that ELL Technologies had signed a distribution with La Mark Vision Ltd. (“La Mark”), a mobile learning and training company. The first contract under this agreement has been signed with Brazil’s largest mobile phone service provider.  La Mark will market ELL Technologies’ online subscription-based English courses under the brand Kantoo. The mobile carrier will offer these products on multiple channels including its data products and accessories, on its website, and online campaigns in Brazil.

On December 23, 2010, the Company announced that ELL Technologies had entered into a distribution agreement with China Distance Education Holdings Limited (NYSE: DL) (“CDEL”), a leading provider of online education in China focusing on professional education.  CDEL will market and sell ELL Technologies’ suite of products on its e-learning platforms in China. CDEL’s students will be able to subscribe to ELL Technologies’ online training products, which are sold and marketed under the Q Group brand. CDEL’s students will therefore have the opportunity to improve their English using courses such as English for Kids, Spoken English, Business English, Travel English, and TOEFL English.

On February 23, 2011, Lingo Media announced that ELL Technologies and its Colombian distributor, Corporate Education Solutions (“CES”), had signed a contract with Escuela Superior de Administracion Publica (“ESAP”), a public administration college. ESAP provides high quality education through the use of research and technology through its 15 regional offices. Under the contract, ESAP has purchased the basic, intermediate and advanced levels of Q English courses and the Winnie and Freddie Q Kids products.

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders.  The securities issued pursuant to the Financing will all be subject to a 4 month regulatory hold period commencing from the date of closing.

Revenue Recognition Policy

The Company earns advertising revenue through Speak2Me, a free-to-consumer advertising-based online ELL service focused on interactive English language learning in China.  Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.speak2me.cn free of charge.  Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.  Speak2Me has English language learning CD-ROM products which generate royalty revenue from its Shanghai-based distributor.  Revenue is recognized upon the confirmation of sales from the distributor and when collectability is reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

4

Parlo earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.  Revenue is recognized equally over the term of the agreement upon the lessons becoming accessible by the customer and when collectability is reasonably assured.

ELL earns training revenue through sales of its Q group products.  Revenue is recognized upon delivery of the training courses to the end client through the distributor.

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is the Chinese Government’s State Ministry of Education’s publishing arm, on the following basis:

•	Finished Product Sales – PEP prints and sells Lingo Media’s ELL programs to provincial distributors in China; and

•	Licensing Sales – PEP licenses Lingo Media’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with the co-publishing agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Media a percentage of their royalties earned on actual revenues called Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information.  Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured.  Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectibles are reasonably assured.

Overall Performance

Online English Language Learning

Speak2Me continues to provide sponsored Conversational Advertising™ lessons on www.speak2me.cn.  In 2010, the website featured lessons for Mercedes Benz Smart Fortwo’s advertising campaign from the second contract.  Each lesson was available on the Speak2Me platform for a one month period and as of December 31, 2010, all twelve contracted lessons have been featured.  At the end of 2010, Mercedes Benz signed a third contract with Speak2Me to feature a further six lessons.  Revenue earned from Conversational Advertising™ for the year ended December 31, 2010 was $96,825 compared to $201,693 for December 31, 2009.

Speak2Me has suites of English language learning CD-ROM product that are being distributed in China, Speak2Me earns royalty revenue from its distributor.  Revenue recognized for the year ended December 31, 2010 was $ 85,215 compared to $159,999 for December 31, 2009.

ELL Technologies earned revenue from its Q Group of products of $673,303 or the period ended December 31, 2010, in its year of acquisition, compared to $nil for the same period in 2009.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

5

Print-Based English Language Learning

Lingo Media earned royalty revenue of $1,127,803 for the year ended December 31, 2010 compared to $1,095,994 for 2009.  This increase is a result of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 385 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.  PEP, continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through product revisions and updated editions of its existing titles.

According to the Company’s current practice of recording revenues from PEP, Lingo Media does not recognize revenues from its print-based English language learning business in Q1 and Q3.  Revenues from PEP for the year ended December 31, 2010 were $1,127,803 compared to $1,095,994 for fiscal 2009, and $967,908 for fiscal 2008.

Canada

Discontinued Operations

In Canada, Lingo Media earned revenues through A+, its 70.33% owned subsidiary acquired in 2006.  A+ derived revenue from the publishing and distribution of educational materials aimed at the early childhood market.  On December 23, 2008, A+ made the decision to restructure its operations and filed a Proposal.

All comparative figures have been adjusted to exclude results of the discontinued operations.

Lingo Media had a one-time gain of $367,293 in the first quarter of 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditors.  There were no additional expenses associated with discontinued operations subsequent to the first quarter of 2009.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow.  The State Ministry of Education in China (MOE) is expanding its mandate for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at December 31, 2010 Lingo Media had working capital of ($1,965,109) compared to working capital of $124,863 as at December 31, 2009 and working capital of $1,795,838 for the period ended December 31, 2008.  Loss from continuing operations for the year ended December 31, 2010 was ($3,679,127) compared to ($2,959,145) for the year ended December 31, 2009 and ($2,311,474) for the year ended December 31, 2008. Gain from discontinued operations for the year ended December 31, 2010 was $nil compared to $367,293 for the year ended December 31, 2009 and a loss from discontinued operations of ($1,571,369) for the year ended December 31, 2008. Net loss for the year ended December 31, 2010 was ($3,679,127) compared to net loss of ($2,591,852) for the year ended December 31, 2009 and ($3,882,843) for the year ended December 31, 2008.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

6

	2010	2009	2008
Revenue
Print-Based English Language Learning	1,127,818	1,095,994	969,128
Online English Language Learning	857,335	370,702	-
Net Loss from Continuing Operations	(3,679,127)	(2,959,145)	(2,311,475)
Loss per Share, Basic and Diluted:
Continuing Operations	$(0.28)	$(0.24)	$(0.22)
Net Gain/(Loss) from Discontinued Operations	-	367,293	(1,571,369)
Net Loss	(3,679,127)	(2,591,852)	(3,882,843)
Loss per Share, Basic and Diluted:
Net Loss	$(0.28)	$(0.21)	$(0.37)
Total Assets	5,700,522	5,703,152	8,526,792
Long Term Debt	763,729	564,997	564,997
Working Capital /	(1,965,109)	124,863	1,795,836
Cash (Used) - Continuing Operations	(1,241,728)	(808,104)	(1,240,199)

The Company received Canadian government grants to subsidize certain expenses.  During 2010, Lingo Media received $85,648 (2009 – $95,759, 2008 - $110,430) in government support, relating to its publishing projects in China.  During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expense as an estimate of repayment.

The Company had cash on hand as at December 31, 2010 of $230,906 (2009 - $201,451, 2008 - $2,279,937) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services from China, and future equity and/or debt financings to fund its operations.

Discontinued Operations

On December 23, 2008, the Company made the decision to restructure A+'s operations and A+ filed a Proposal. After an extensive strategic evaluation, Lingo Media decided to focus its resources on the expansion of its English language learning businesses through its subsidiaries, Lingo Learning and Speak2Me. On March 27, 2009, the Proposal was accepted by A+'s creditors. Subsequently on April 23, 2009, the Proposal was approved by the Superior Court of Justice.

Lingo Media had a one-time gain of $368,615 in the first quarter of March 2009 from the write-down of trade payables resulting from the approval of the Proposal by A+ creditor.  Contributions were made by the Company according to the pre-determined schedule of the Proposal.  During 2009, the Company contributed $280,750 toward the Proposal and received a Certificate of Full Performance of Proposal.

Results of Operations

Revenue and Margin

Lingo Media earned print-based English language learning revenues in China as follows:

	2010	2009	2008
Revenue	$1,127,818	$1,095,994	$969,128
Direct costs	42,072	74,565	126,329
Margin	$1,085,746	$1,021,429	$842,799
Margin (%)	96%	93%	87%

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

7

Revenues from China for the year ended December 31, 2010 are $1,127,818 compared to $1,095,994 for fiscal 2009, and $969,128 for fiscal 2008. Direct costs associated to revenue from PEP are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of new programs to maintain and increase its royalty revenues.

Publishing revenue from China for the year ended December 31, 2010 increased by 2.8% compared to fiscal 2009.  This increase is mainly attributed to the increased royalty through licensing sales to local publishers rather than direct sales made by PEP.  Since the State Ministry of Education has mandated the increase of licensing sales vs. direct sales to local publishers, PEP had increased its licensing sales revenues.  The Company expects this trend to continue but it does not have any control over PEP’s attempt to enter into licensing sales vs. direct sales with additional local publishers.

In 2010, Lingo Media started earning advertising and sponsorship revenue, as well as training revenue.  Its results are as follows:

	2010	2009	2008
Revenue	$857,335	$370,702	Nil
Cost of sales	75,869	70,429	Nil
Margin	$781,466	$300,273	Nil
Margin (%)	91%	81%	Nil

Lingo Media revenue from the sale of early childhood development program through its 70.33% owned subsidiary, A+ and results from operations are as follows:

	2010	2009	2008
Revenue	Nil	Nil	$2,575,559
Cost of sales	Nil	Nil	581,555
Margin	Nil	Nil	$1,994,004
Margin (%)			77%

As part of its restructuring, A+ discontinued its operations in Canada and these revenues and related expenses are reported as discontinued operations.

Selling, General and Administrative

Selling, general and administrative expenses increased to $2,927,815 for the year ended December 31, 2010 compare to $2,231,971 for fiscal year 2009 and $2,127,726 for fiscal year 2008.  This increase was largely due to the expanded operations of Online English language learning services.  As the product development process advanced, the Company began to establish a sales team in China.   Selling, general and administrative expenses for the two segments are segregated below:

Online English Language Learning

As Speak2Me launched their products, selling general and administrative expenses directly related to online English language learning increased to $1,344,291 for the fiscal year 2010 compared to $556,284 for fiscal year 2009 and $490,160 for fiscal year 2008.  Expenditures in areas such as sales and marketing, consulting fees and salaries began to increase as the Company transitioned from a product development focus to a focus on sales.  Selling general and administrative expenses directly related to online English language learning are as follows:

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

8

Online ELL	2010	2009	2008
Sales and marketing	$895,220	$273,675	$39,737
Consulting fees and salaries	148,278	101,115	234,357
Travel	36,803	39,126	45,844
Reserve for doubtful accounts	92,049	-	-
Administration	52,545	60,583	82,453
Premises	71,034	26,100	25,467
Professional fees	33,890	50,106	51,111
Foreign exchange	14,472	5,579	11,190
	$1,344,291	$556,284	$490,160

Print-Based English Language Learning

Selling general and administrative expenses for fiscal year 2010 was $1,583,524 compared to $1,678,089 in fiscal year 2009 and $1,637,567 for fiscal year 2008.  Consulting fees for the publishing segment consists of contracted writers and editors to update and make revisions to its existing print and audio-based product components to maintain and secure additional sales from its customers.  It also includes personnel expenses on the development of new business within China.  Currently, overhead including salaries and executive compensation from the corporate head office are combined as part of the expenses in the print-based publishing business.  The overall activity level within the Company has increased significantly, leading to additional spending on public relations, legal fees, and higher audit fees. Below is the breakdown of the print-based ELL general and administration fees:

Print-Based ELL	2010	2009	2008
Advertising and promotion	$-	$-	$-
Consulting fees and salaries	991,225	981,204	953,541
Travel	112,322	144,750	72,483
Administration	130,654	123,209	172,083
Premises	97,208	47,451	91,113
Foreign exchange	(9,709)	150,351	149,033
Shareholder services	134,768	135,288	54,877
Professional fees	212,704	191,595	209,866
	1,669,172	1,773,848	1,702,997
Grants	(85,648)	(95,759)	(65,430)
	$1,583,524	$1,678,089	$1,637,567

For 2009 and 2008, selling, general and administrative expenses related to A+ have been reallocated and reported as discontinued operations.

Government Grants

Lingo Media makes applications to the Canadian government for various types of grants to support its publishing and international marketing activities. Each year, the amount of any grant may vary depending on certain eligibility criteria (including prior year revenues) and the monies available to the pool of eligible candidates.

These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. During the year, the Company recorded $85,648 of such grants.  Certain government grants are repayable in the event the Company's annual net income for each of the previous two years exceeds 15% of revenue and at such time a liability would be recorded. During the year, the conditions for the repayment of government grants were not met and no liability was recorded.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

9

During 2008, Lingo Media was audited by a government grant agency and was assessed with a repayment of $115,075.  The Company believes this claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expenses.  While the Company is in contact with the government agency, the dispute is ongoing and there are no further updates at this time.

While the Company will continue to apply for various government grants to fund its ongoing development and market expansion, there can be no assurance the Company will be successful in obtaining these grants in the future, that the Company will meet the eligibility requirements for the grants or that the programs will still be offered.

Foreign Exchange

Included in general and administrative expenses is a foreign exchange loss of approximately $24,181 as compared to a loss of approximately $158,546 in fiscal 2009, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, New Taiwanese Dollars, European Euros, and Chinese Renminbi.

Discontinued Operations

On December 23, 2008, A+ filed a Notice of Intent to file a Proposal.  In 2009, the Company wrote-down the carrying value of A+, resulting in a gain of $367,293 (2008 – loss of $1,571,369, 2007 – loss of $292,848) to earnings, included in the write-down was $NIL (2008 - $274,852, 2007 - $NIL) in future income tax assets related to its A+ subsidiary. All comparative figures have been adjusted to exclude results from the discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value.

Net Loss from Continuing Operations

Net loss from continuing operations for the Company was $(3,679,127) for the year ended December 31, 2010 as compared to $(2,959,145) in 2009 and $(2,311,474) in 2008.  These losses can be attributed to the two operating segments as shown below:

	2010	2009	2008
Online ELL
Revenue	$857,335	$370,702	$-
Direct costs	75,869	70,429	-
Margin	781,466	300,273	-

Expenses:
General and administrative	1,344,291	556,284	490,160
Amortization of property and equipment	13,282	6,684	12,485
Amortization of software & web development	2,443,382	1,395,736	-
Income taxes and other taxes	(568,167)	12,852	-
	3,232,788	1,971,556	502,645

Segment loss – Online ELL	(2,451,307)	(1,671,283)	$(502,645)

Print-Based ELL
Revenue	1,127,818	1,095,994	969,128
Direct costs	42,072	74,565	126,329
Margin	1,085,746	1,021,429	842,799

Expenses:
General and administrative	1,583,524	1,678,089	1,637,567
Inventory write-off	-	-	15,618
Development cost write-down	-	-	27,915
Amortization of property and equipment	799	1,357	3,236
Amortization of publishing development costs	15,211	87,346	128,478
Income taxes and other taxes	171,250	164,399	145,018
	1,770,784	1,931,191	1,957,832

Other:
Amortization of property and equipment	-	8,432	5,522
Interest and other financial expenses	473,470	10,564	95,544
Stock-based compensation	69,297	359,004	252,792
Deferred cost, investment write-off	-	-	339,939
	542,767	378,000	693,797

Segment loss – Print-Based ELL	(1,227,820)	(1,287,862)	(1,808,829)

Net loss from continuing operations	$(3,679,127)	$(2,959,145)	$(2,311,474)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

10

During the year, the Company continued to invest in its product development and prepared for the launch of its fee-based online training and assessment service.  The majority of its expenses consist of selling, general and administrative expenses detailed in the selling, general and administrative section above.  The loss increased as a result of increased expenditures related to the operations and software and web development costs of the recently acquired ELL Technologies.

Print-Based English language learning has been operating with significant gross margin.  Its expenses include selling, general and administrative, amortization expenses and income taxes and other taxes.  The significant increase in general and administration is due to the increase in spending from the corporate office in respect to Speak2Me, Parlo, and ELL Technologies.  Currently, corporate overhead, salaries and executive compensation are included as part of print-based English language learning expense.

Stock-Based Compensation

The Company amortizes stock-based compensation with a corresponding increase to the contributed surplus account. During 2010, the Company recorded an expense of $69,297 compared to $359,004 during 2009. The increase in this expense is primarily due to additional stock option issued and vested in the year.

Deferred Costs, Investment Write-off

In June 2005, the Company signed a definitive Joint Venture Agreement (“JV Agreement”) with Sanlong Cultural Communication Co. Ltd. (“Sanlong”). The joint venture company was known as Hebei Jintu Education Book Co. Ltd. (“Jintu”). The Company has incurred and advanced a total of $339,939 to the joint venture. The Company intended to utilize the sales channel of Jintu to localize and distribute product of A+. Since A+ has filed a Proposal (Note 10), the Company has written-off its investment in the joint venture.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

11

Net Loss

The Company reported a net loss of ($3,679,127) for the year ended December 31, 2010, as compared to a net loss of ($2,591,852) in 2009.   The loss for 2010 is comprised of the following:

	2010	2009	2008
Operating loss	$(3,679,127)	$(2,959,145)	$(2,311,474)
Gain/(Loss) from the operations of A+	-	367,293	(1,571,369)
Write off of goodwill from the acquisition of A+	-	-	(1,121,131)
Net Loss	$(3,679,127)	$(2,591,852)	$(3,882,843)

The Company recorded a tax recovery of $396,917 for the year ended December 31, 2010 compared to a tax expense of $179,751 in 2009.

Summary of Quarterly Results

	Q1-10	Q2-10	Q3-10	Q4-10

Revenue	$135,295	$559,437	$413,330	$877,091
Income (Loss) Before Taxes from Continuing Operations	(1,071,878)	(865,326)	(1,012,382)	(1,126,458)
Net Income (Loss) from Continuing Operations	(1,080,577)	(924,039)	(1,047,165)	(627,346)
Loss per Basic and Diluted Share - Continuing Operations	$(0.09)	$(0.07)	$(0.08)	$(0.04)
Loss from Discontinued Operations	-	-	-	-
Net Income / (Loss)	(1,080,577)	(924,039)	(1,047,165)	(627,346)
Net Income / (Loss) per Basic and Diluted Share	$(0.09)	$(0.07)	$(0.08)	$(0.04)

	Q1-09	Q2-09	Q3-09	Q4-09

Revenue	$55,320	$654,358	$183,624	$573,394
Income (Loss) Before Taxes from Continuing Operations	(455,135)	(604,573)	(1,035,515)	(873,922)
Net Income (Loss) from Continuing Operations	(455,135)	(691,389)	(1,050,338)	(873,922)
Loss per Basic and Diluted Share - Continuing Operations	$(0.04)	$(0.06)	$(0.08)	$(0.05)
Loss from Discontinued Operations	351,109	-	-	16,184
Net Income / (Loss)	(104,026)	(691,389)	(1,050,338)	(689,379)
Net Income / (Loss) per Basic and Diluted Share	$(0.05)	$(0.06)	$(0.08)	$(0.04)

	Q1-08	Q2-08	Q3-08	Q4-08

Revenue	$-	$393,709	$49,801	$534,311
Income (Loss) Before Taxes from Continuing Operations	(384,625)	(344,441)	(586,006)	(663,208)
Net Income (Loss) from Continuing Operations	(384,625)	(401,404)	(590,701)	(746,568)
Loss per Basic and Diluted Share - Continuing Operations	$(0.04)	$(0.04)	$(0.06)	$(0.07)
Loss from Discontinued Operations	(68,927)	(89,827)	(157,024)	(1,443,767)
Net Income / (Loss)	(453,552)	(491,231)	(747,725)	(2,190,335)
Net Income / (Loss) per Basic and Diluted Share	$(0.05)	$(0.05)	$(0.08)	$(0.21)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

12

In the fourth quarter ended December 31, 2010, revenues increased to $877,091 from $573,394 in 2009.  The increase in revenue was attributed to the addition of ELL Technologies, advertising and sponsorship sales from online English language learning, and incremental publishing royalties.  Overall revenue for the year increased by 35% from the prior year.  Net loss before taxes from continuing operations increased in fourth quarter of 2010, as compared to the same period in 2009 due to increased amortization of software and web development.

PEP continues to be the primary source of revenue for the Company and as such due to the current practice of revenue recognition from PEP, revenues in Q1 and Q3 were either nil or represent adjustments for prior period.  Net loss from continuing operations began to stabilize over the quarters in 2010 as additional the Company continued to monitor costs and transition from a product development focus to a focus on sales.

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $230,906 compared to $201,451 at the end of 2009.  Accounts and grants receivable of $931,101 were outstanding at the end of 2010 compared to $569,571 at the end of 2009 as the Company increased its sales considerably in the last quarter of 2010.  58% of the receivables are from PEP, their collection cycle is normally 180 days, and the Company is aware of the collection cycle and as such it does not anticipate an effect on its liquidity.  Total current assets amounted to $1,255,472 (2009 - $847,976) with current liabilities of $3,220,581 (2009 - $723,113) resulting in a working capital deficit of ($1,965,109) (2009 - working capital of $124,863).   On March 4, 2011, the Company closed a non-brokered private placement for $2,195,200 in proceeds.

Cash used for discontinued operation was $nil at the end of 2010 compared to cash used for discontinued operations of ($332,700) for the year ended 2009. This increase was a result of the payments made to facilitate the Proposal in 2009.  This Proposal was filed and approved by creditors of A+ on March 27, 2009 which significantly reduced the liability from the operation.

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant.  The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements.  The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

Government grants received during the year were $85,648 compared to $95,759 during 2009, this amount includes a one-time reduction of $100,000 based on anticipated adjustment for a prior period grant.  During 2008, the Company was audited by a government grant agency and was assessed with a repayment amount of $115,075.  The Company believes their claim is unjust and is vigorously disputing the assessment.  At the end of the year, a provision of $55,000 has been recorded in general and administrative expense.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans for the China market in addition to financing expansion into international markets.  The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years.  This raises significant doubt about the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements.  The outcome of these matters is partially dependent on factors outside of the Company’s control.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

13

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2011	$284,602
2012	181,583
2013	187,235
2014	188,365
2015	188,365
2016	38,122

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the year, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

During the year, the Company charged $78,137 (2009 - $98,734, 2008 - $41,913) from a corporation with one director in common for rent, administration, office charges and telecommunications

The Company has loans payable due to corporations controlled by officers in the Company in the amount of $345,000 bearing interest at 9% per annum.  Interest expense related to these loans is $21,607.

During the year, the Company paid $185,000 (2009 - $180,000, 2008 - $180,000) for consulting fees to a corporation owned by a director and officer of the Company.  At December 31, 2010, $91,113 is recorded as part of accrued liabilities (2009 - $23,913)

Subsequent Event

On January 3, 2011, various loans in the amount of $437,000 were repaid.

(b)
On March 4, 2011, the Company closed a non-brokered private placement of 3,658,668 units at $0.60 per unit for gross proceeds of $2,195,200.  Each unit is comprised of one common share and one non-transferable common share purchase warrant, which entitles the holder to purchase one common share at $0.75 per share until September 4, 2012.

On February 23, 2011, Lingo Media announced that ELL Technologies and its Colombian distributor, Corporate Education Solutions (“CES”), had signed a contract with Escuela Superior de Administracion Publica (“ESAP”), a public administration college. ESAP provides high quality education through the use of research and technology through its 15 regional offices. Under the contract, ESAP has purchased the basic, intermediate and advanced levels of Q English courses and the Winnie and Freddie Q Kids products.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

14

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").

Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days. The number of Common Shares issuable pursuant to the Financing, if all Warrants are exercised, is 7,317,336 Common Shares for gross proceeds of $4,939,201.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing. Each Finder Unit entitles the holder to one Common Share and one Warrant. Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until September 4, 2012. On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants and paid a $92,135 Cash Finder's Fee to the Finders.  The securities issued pursuant to the Financing will all be subject to a 4 month regulatory hold period commencing from the date of closing.

Additional Disclosure

Development Costs

Development costs consist of the following:

	2010	2009
Cost	$1,301,220	$1,301,220
Less: accumulated amortization	(1,292,413)	(1,277,202)
	$8,807	$24,018

Software and Web Development Costs

Software and web development costs consist of the following:

	2010	2009
Cost	$8,073,400	$6,153,543
Less: accumulated amortization	(3,839,117)	(1,395,736)
	$4,234,283	$4,757,807

Property and Equipment

Property and Equipment consist of the following:

2010	Cost	Amortization	Carrying Value
Computer and office equipment	$228,782	$166,440	$62,342

2009	Cost	Amortization	Carrying Value
Computer and office equipment	$225,710	$152,359	$73,351

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

15

Disclosure of Outstanding Share Data

As of April 29, 2011, the followings are outstanding:

Common Shares – 17,607,857
Warrants – 3,833,621
Stock Options – 2,656,069

Changes in Accounting Policies Including Initial Adoption

Effective January 1, 2009, the Company has adopted the following Sections issued or amended by the CICA:
Section 3064, Goodwill and Intangible Assets
EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
Section 3862 to provide improvements to fair value and liquidity risk disclosures

Adoption of these new accounting standards has no material impact on the amounts reported in the Company’s financial statements as they relate primarily to disclosure.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation has developed a plan to convert its consolidated financial statements to IFRS.  Updates regarding the progress of the conversion plan are provided to the Corporation’s Audit Committee on a timely basis.  The plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. A summary status of the key elements of the changeover plan includes identification of differences in Canadian GAAP and IFRS accounting policies; selection of the Corporation’s ongoing IFRS policies; development of financial statement format and quantification of effects of change in initial IFRS disclosures and 2010 financial statements.

Approval

The Audit Committee of Lingo Media has approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF)  Management Discussion & Analysis

16

Exhibit 1.1

Exhibit 1.2

LINGO MEDIA CORPORATION

BY-LAW NO. 2

LINGO MEDIA CORPORATION

Page

ARTICLE ONE - DEFINITIONS AND INTERPRETATION		1
1.01	Definitions	1
1.02	Interpretation	3
1.03	Headings and Table of Contents	3
ARTICLE TWO - GENERAL		3
2.01	Registered Office	3
2.02	Corporate Seal	3
2.03	Financial Year	3
2.04	Execution of Documents	3
2.05	Resolutions in Writing	4
2.06	Divisions	4
ARTICLE THREE - DIRECTORS		5
3.01	General	5
3.02	Qualification	5
3.03	Election	5
3.04	Fixing Number of Directors	5
3.05	Term of Office	5
3.06	Ceasing to Hold Office	6
3.07	Resignation of a Director	6
3.08	Removal	6
3.09	Vacancies	6
3.10	Remuneration	7
3.11	Power to Borrow	7
3.12	Delegation or Power to Borrow	7
ARTICLE FOUR - COMMITTEES		7
4.01	Appointment	7
4.02	Canadian Membership	7
4.03	Provisions Applicable	7
ARTICLE FIVE - MEETINGS OF DIRECTORS		8
5.01	Place of Meetings	8
5.02	Calling of Meetings	8
5.03	Notice of Meetings	9
5.04	Regular Meetings	9
5.05	First Meeting of New Board	9
5.06	Participation by Telephone	9
5.07	Chairman	9
5.08	Quorum	10
5.09	Voting	10
5.10	Auditor	10

-i-

(continued)
Page

ARTICLE SIX - STANDARD OF CARE OF OFFICERS AND DIRECTORS		10
6.01	Standard of Care	10
6.02	Liability for Acts of Others	10
ARTICLE SEVEN - FOR THE PROTECTION OF DIRECTOR AND OFFICERS		11
7.01	Indemnification by Corporation	11
7.02	Insurance	12
7.03	Directors’ Expenses	12
7.04	Performance of Services for Corporation	12
ARTICLE EIGHT - INTEREST OF DIRECTORS AND OFFICERS IN CONTRACTS		12
8.01	Disclosure of Interest	12
8.02	Time of Disclosure by Director	12
8.03	Time of Disclosure by Officer	13
8.04	Time of Disclosure in Extraordinary Cases	13
8.05	Voting by Interested Director	13
8.06	Nature of Disclosure	13
8.07	Effect of Disclosure	14
8.08	Confirmation by Shareholders	14
ARTICLE NINE - OFFICERS		14
9.01	Officers	14
9.02	Appointment of President or Chairman of the Board and Secretary	15
9.03	Remuneration of Removal of Officers	15
9.04	Duties of Officers may be Delegated	15
9.05	Chairman of the Board	15
9.06	President	15
9.07	Managing Director	15
9.08	General Manager	15
9.09	Vice-President	15
9.10	Secretary	16
9.11	Treasurer	16
9.12	Assistant Secretary and Assistance Treasurer	16
9.13	Delegation of Board Powers	16
9.14	Vacancies	16
9.15	Variation of Powers and Duties	16
9.16	Chief Executive Officer	17
ARTICLE TEN - MEETINGS OF SHAREHOLDERS		17
10.01	Calling of Meeting	17
10.02	Annual Meeting	17
10.03	Special Meeting	17
10.04	Place of Meetings	17
10.05	Notice	17
10.06	Contents of Notice	18
10.07	Waiver of Notice	18
10.08	Notice of Adjourned Meetings	18
10.09	Record Date for Notice	18
10.10	Omission of Notice	19
10.11	List of Shareholders	19
10.12	Shareholders Entitled to Vote	19
10.13	Persons Entitled to be Present	20

-ii-

(continued)
Page

10.14	Proxies	20
10.15	Revocation of Proxies	20
10.16	Deposit of Proxies	21
10.17	Joint Shareholders	21
10.18	Chairman and Secretary	21
10.19	Scrutineers	21
10.20	Votes to Govern	21
10.21	Show of Hands	21
10.22	Ballots	22
10.23	Votes on Ballots	22
10.24	Adjournment	22
10.25	Quorum	22
10.26	Only One Shareholder	22
ARTICLE ELEVEN - SHARES AND TRANSFERS		22
11.01	Issuance	22
11.02	Commissions	23
11.03	Share Certificates	23
11.04	Transfer Agent	23
11.05	Transfer of Shares	24
11.06	Defaced, Destroyed, Stolen or Lost Certificates	24
11.07	Joint Shareholders	24
11.08	Deceased Shareholders	24
ARTICLE TWELVE - DIVIDENDS		25
12.01	Declaration of Dividends	25
12.02	Joint Shareholders	25
12.03	Dividends from Funds Derived from Operations	25
ARTICLE THIRTEEN - RECORD DATES		25
13.01	Fixing Record Dates	25
13.02	No Record Date Fixed	26
13.03	Notice of Record Date	26
13.04	Effect of Record Date	26
ARTICLE FOURTEEN - CORPORATE RECORDS AND INFORMATION		26
14.01	Keeping of Corporate Records	26
14.02	Access to Corporate Records	27
14.03	Copies of Certain Corporate Records	27
14.04	Report to Shareholders	27
14.05	No Discovery of Information	28
14.06	Conditions for Inspection	28

-iii-

(continued)
Page

ARTICLE FIFTEEN - NOTICES		28
15.01	Method of Giving	28
15.02	Shares Registered in More than One Name	28
15.03	Persons Becoming Entitled by Operation of Law	28
15.04	Deceased Shareholder	29
15.05	Signature to Notice	29
15.06	Proof of Service	29
15.07	Computation of Time	29
15.08	Waiver of Notice	29
ARTICLE SIXTEEN - REPEAL OF BY-LAW NO. 1		30
16.01	Repeal	30

-iv-

BY-LAW NO. 2

A by-law relating generally to the
transaction of the business and affairs of
LINGO MEDIA CORPORATION
(herein called the "Corporation")

BE IT PASSED AND MADE as a by-law of the Corporation as follows:

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

1.01                      Definitions

In this by-law, unless there is something in the subject matter or context inconsistent therewith,

(i)	"Act" means the Business Corporations Act of Ontario, as amended or re-enacted from time to time, and includes the regulations made pursuant thereto;

(ii)
"affiliate" means an affiliated body corporate, and one body corporate shall be deemed to be affiliated with another body corporate if, but only if, one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person;

(iii)
"articles" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization, articles of revival, letters patent, supplementary letters patent, a special Act and any other instrument by which the Corporation is incorporated;

(iv)	"auditor" means the auditor of the Corporation;

(v)	"board" means the board of directors of the Corporation;

(vi)	"by-law" means a by-law of the Corporation;

(vii)
"Chairman of the Board", "President", ''Vice-President, "Secretary", "Treasurer", "Managing Director", "General Manager", "Assistant Secretary", "Assistant Treasurer" or any other officer means such officer of the Corporation;

(viii)	"committee" means a committee appointed pursuant to section 4.01 of this by-law;

(ix)	"director" means a director of the Corporation;

(x)
"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday;

(xi)	"employee" means an employee of the Corporation;

(xii)
"number of directors" means the number of directors set out in the articles or, where a minimum and maximum number of directors is set out in the articles, the number of directors as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors;

(xiii)	"officer" means an officer of the Corporation;

(xiv)
"person" includes an individual, sole proprietorship, partnership. unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator or other legal representative;

(xv)	"resident Canadian" means an individual who is,

(A)	a Canadian citizen ordinarily resident in Canada,

(B)	a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the Act for the purposes of the definition of "resident Canadian", or

(C)
a permanent resident within the meaning of the Immigration Act of Canada and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

(xvi)	"shareholder" means a shareholder of the Corporation;

(xvii)	"special resolution" means a resolution that is

(A)
submitted to a special meeting of the shareholders of the Corporation duly called for the purpose of considering the resolution and passed, with or without amendment, at such meeting by at least two-thirds of the votes cast, or

(B)	consented to in writing by each shareholder of the Corporation entitled to vote at such a meeting or his attorney authorized in writing;

(xviii)	"subsidiary" means in relation to another body corporate, a body corporate which

(A)	is controlled by

(1)	that other, or

(2)	that other and one or more bodies corporate each of which is controlled by that other, or

(3)	two or more bodies corporate each of which is controlled by that other; or

(B)	is a subsidiary or a body corporate that is that other's subsidiary;

1.02                      Interpretation

In each by-law and resolution, unless there is something in the subject matter or context inconsistent therewith, the singular shall include the plural and the plural shall include the singular and the masculine shall include the feminine. Wherever reference is made in this or any other by-law or in any special resolution to any statute or section thereof such reference shall be deemed to extend and refer to any amendment to or re-enactment of such statute or section, as the case may be.

1.03                      Headings and Table of Contents

The headings and table of contents in this by-law are inserted for convenience of reference  only and shall not affect the construction or interpretation of the provisions of this by-law.

ARTICLE TWO

GENERAL

2.01                      Registered Office

The Corporation may by resolution of the directors change the location of its registered office within the municipality or geographic township specified in the articles.

2.02                      Corporate Seal

The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the directors.

2.03                      Financial Year

The directors may by resolution fix the financial year end of the Corporation and the directors may from time to time by resolution change the financial year end of the Corporation.

2.04                      Execution of Documents

(a)           Instruments in writing requiring execution by the Corporation maybe signed on behalf of the Corporation by

(i)	the Chairman of the Board,

(ii)	the President,

(iii)
any two persons, one of whom holds the office of Managing Director, Vice-President or director, and the other of whom holds one of the said offices or the office of Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer, or

(iv)	any two directors,

and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign specific instruments in writing generally or to sign specific instruments in writing.

(b)           The corporate seal of the Corporation (if any) may be affixed to instruments in writing signed as aforesaid by any person authorized to sign the same or at the direction of any such person,

(c)           The term "instruments in writing" as used herein shall include deeds, contracts, mortgages, hypothecs, charges. conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, conveyances, transfers and assignments of shares, instruments of proxy, powers of attorney, stocks, bonds, debentures or other securities or any paper writings.

(d)           Subject to the provisions of section 11.04 hereof, the signature or signatures of an officer or director, person or persons appointed as aforesaid by resolution of the directors, may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all instruments in writing executed or issued by or on behalf of the Corporation and all instruments in writing on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be all valid as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such instruments in writing.

2.05                      Resolutions in Writing

(a)           A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or such committee of directors.

(b)           A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or representations in writing are submitted by the auditor in accordance with the Act.

(c)           Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

2.06                      Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case.  From time to time the board or any person authorized by the board may authorize, upon such basis as may be considered appropriate in each case:

(i)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units;

(ii)	the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; and

(iii)
the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's right under any employment contract or in law, provided that any such officer shall not, as such, be an officer of the Corporation.

ARTICLE THREE

DIRECTORS

3.01                      General

The directors shall manage or supervise the management of the business and affairs of the Corporation.

3.02                      Qualification

(a)           The following persons are disqualified from being a director:

(i)	a person who is less than eighteen (18) years of age,

(ii)	a person who is of unsound mind and has been so found by a court in Canada or elsewhere,

(iii)	a person who is not an individual, and

(iv)	a person who has the status of bankrupt.

(b)           Unless the articles otherwise provide, a director is not required to hold shares issued by the Corporation.

(c)           Unless the Corporation is a non-resident corporation, at least one-quarter of the directors shall be resident Canadians but where the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian.

3.03                      Election

Subject to the provisions of the Act the directors shall be elected at the first meeting of shareholders and at each succeeding annual meeting of the shareholders.

3.04                      Fixing Number of Directors

If the articles provide for a minimum and maximum number of directors, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors.

3.05                      Term of Office

Subject to the provisions of the articles, the term of office of a director not elected for an expressly stated term shall commence at the close of the meeting of shareholders at which he is elected and shall terminate at the close of the first annual meeting of shareholders following his election. If an election of directors is not held at the proper time the incumbent directors continue in office until their successors are elected.

3.06                      Ceasing to Hold Office

A director ceases to hold office when

(i)	he dies or, subject to section 3.01 of this by-law, he resigns;

(ii)	he is removed from office in accordance with the provisions of the Act or the by-laws;

(iii)	or he becomes disqualified from being a director under the Act or by-laws.

3.07                      Resignation of a Director

A director may resign his office as a director by giving to the Corporation his written resignation, which resignation shall become effective at the later of

(i)	the time at which such resignation is received by the Corporation, or

(ii)	the time specified in the resignation.

3.08                      Removal

Subject to the provisions of the Act, the shareholders may by resolution at an annual or special meeting of shareholders remove any director or directors from office and may by resolution at such meeting elect any person to fill the vacancy created by the removal of such director, failing which the vacancy created by the removal of such director may be filled by the directors.

3.09                      Vacancies

(a)           Subject to the provisions of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from

(i)	an increase in the number of directors or in the maximum number of directors as the case may be, or

(ii)	a failure to elect the number of directors required to be elected at any meeting of shareholders.

(b)           A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

(c)           If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the articles or by section 3.04 hereof, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

(d)           Subject to the articles or by-laws, where there is a vacancy or vacancies on the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.10                      Remuneration

Subject to the articles and the by-laws, the directors may fix the remuneration of the directors, officers and employees of the Corporation.

3.11                      Power to Borrow

Unless the articles or by-laws otherwise provide, the directors may without authorization of the shareholders from time to time

(i)	borrow money upon the credit of the Corporation;

(ii)	issue, re-issue, sell or pledge debt obligations of the Corporation;

(iii)	subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

3.12                      Delegation or Power to Borrow

Unless the articles or by-laws otherwise provide, the directors may by resolution delegate any or all of the powers referred to in section 3.11 of this by-law to a director, a committee or an officer.

ARTICLE FOUR

COMMITTEES

4.01                      Appointment

Subject to the Act, the articles or the by-laws, the directors may appoint from their number one or more committees and may by resolution delegate to any such committee any of the powers of the directors.

4.02                      Canadian Membership

Except as allowed by the Act, at least one-quarter of the members of any committee appointed by the directors shall be resident Canadians.

4.03                      Provisions Applicable

The following provisions shall apply to any committee appointed by the directors:

(i)	unless otherwise provided by resolution of the directors, each member of a committee shall continue to be a member thereof until the expiration of his term of office as a director;

(ii)
the directors may from time to time by resolution specify which member of a committee shall be the chairman thereof and, subject to the provisions of section 4.01 of this by-law, may by resolution modify, dissolve or reconstitute a committee and make such regulations with respect to and impose such restrictions upon the exercise of the powers of a committee as the directors think expedient;

(iii)
the meetings and proceedings of a committee shall be governed by the provisions of the by-laws of the Corporation for regulating the meetings and proceedings of the board so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the directors pursuant to the foregoing provisions hereof;

(iv)	subject to subsection (v) hereof, no business shall be transacted at any meeting of a committee unless a majority of the members of such committee present are resident Canadians;

(v)	business may be transacted at any meeting of a committee where a majority of resident Canadian directors is not present if,

(A)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(B)	a majority of resident Canadian directors would have been present had the director been present at the meeting;

(vi)
the members of a committee as such shall be entitled to such remuneration for their services as members of a committee as may be fixed by resolution of the directors, who are hereby authorized to fix such remuneration;

(vii)	unless otherwise provided by resolution of the board, the Secretary of the Corporation shall be the secretary of any committee;

(viii)	subject to the provisions of section 4.02 of this by-law, the directors shall fill vacancies in a committee by appointment from among their number; and

(ix)	unless otherwise provided by resolution of the board, meetings of a committee may be convened by the direction of any member thereof.

ARTICLE FIVE

MEETINGS OF DIRECTORS

5.01                      Place of Meetings

Meetings of the board and of any committee may be held at any place within or outside Ontario . In any financial year of the Corporation, a majority of the meetings of the board and a majority of the meetings of any committee need not be held within Canada.

5.02                      Calling of Meetings

A meeting of the board may be called at any time by the Chairman of the Board, the President (if he is a director), a Vice-President (if he is a director) or any two of the directors and the Secretary shall cause notice of a meeting of directors to be given when so directed by any such person or persons.

5.03                      Notice of Meetings

(a)           Notice of any meeting of the board specifying the time and, except where the meeting is to be held as provided for in section 5.06 of this by-law, the place for the holding of such meeting shall be given in accordance with the terms of section 15.01 hereof to every director not less than two days before the date of the meeting.

(b)           Notice of an adjourned meeting of the Board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

(c)           Meetings of the board may be held at any time without formal notice if all the directors are present or if all the directors who are not present, in writing or by cable, telegram or any form of transmitted or recorded communication, waive notice or signify their consent to the meeting being held without formal notice.  Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director either before or after such meeting.  Attendance of a director at a meeting of the board is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

5.04                      Regular Meetings

The board may by resolution fix a day or days in any month or months for the holding of regular meetings at a time and place specified in such resolution.  A copy of any resolution of the board specifying the time and place for the holding of regular meetings of the board shall be sent to each director at least two days before the first of such regular meetings and no other notice shall be required for any of such regular meetings.

5.05                      First Meeting of New Board

For the first meeting of the board to be held immediately following the election of directors at an annual or other meeting of the shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice need be given to the newly elected or appointed director or directors.

5.06                      Participation by Telephone

If all the directors present at or participating in the meeting consent, a meeting of the board or of a committee may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present in person at that meeting for the purposes of the Act and this by-law.

5.07                      Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and who is present at the meeting: Chairman of the Board, Managing Director, President or a Vice-President.  If no such officer is present, the directors present shall choose on of their number to be chairman.

5.08                      Quorum

(a)           Subject to the articles, the by-laws and the subsection 5.08(b) of this by-law, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of the board, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be.

(b)           Where the Corporation has fewer than three directors, the director or both directors, as the case may be, must be present at any meeting of the board to constitute a quorum.

(c)           Subject to subsection 5.08(d) hereof, directors, other than directors of a non-resident corporation, shall not transact business at a meeting of directors unless a quorum of the board is present and a majority of the directors present are resident Canadians.

(d)           Directors may transact business at a meeting of directors where a majority of resident Canadian directors is not present if,

(i)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting, and

(ii)	a majority of resident Canadian directors would have been present had the director been present at the meeting.

5.09                      Voting

All questions arising at any meeting of the board shall be decided by a majority of votes.  In case of an equality of votes, the chairman of the meeting shall not have, in addition to his original vote, a second or casting vote.

5.10                      Auditor

The auditor shall be entitled to attend at the expense of the Corporation and be heard at meetings of the board on matters relating to his duties as auditor.

ARTICLE SIX

STANDARD OF CARE OF DIRECTORS AND OFFICERS

6.01                      Standard of Care

Every director and officer in exercising his powers and discharging his duties shall,

(i)	act honestly and in good faith with a view to the best interests of the Corporation; and

(ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.02                      Liability for Acts of Others

Subject to the provisions of section 6.01 of this by-law, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipts or acts for conformity or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

ARTICLE SEVEN

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

7.01                      Indemnification by Corporation

(a)           The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director of officer of the Corporation or such body corporate, if

(i)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation may from time to time enter into agreements pursuant to which the corporation agrees to indemnify one or more persons in accordance with the provisions of this section.

(b)           The Corporation shall, subject to the approval of the Ontario Court (General Division), indemnify a person referred to in subsection 7.01(a) of this by-law in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfils the conditions set out in clauses 7.01(a)(i) and 7.01(a)(ii) of this by-law.

(c)           Notwithstanding anything in this Article, a person referred to in subjection 7.01(a) of this by-law is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity

(i)	was substantially successful on the merits in his defence of the action or proceeding, and

(ii)	fulfils the conditions set out in clauses 7.01(a)(i) and 7.01(a)(ii) of this by-law.

7.02                      Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in subsection 7.01(a) of this by-law against any liability incurred by him

(i)	in his capacity as a director or officer, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation, or

(ii)
in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the Corporation’s request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

7.03                      Directors’ Expenses

The directors shall be reimbursed for their out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance by them of their duties and no confirmation by the shareholders of any such reimbursement shall be required.

7.04                      Performance of Services for Corporation

Subject to Article 8 of this by-law, if any director or officer shall be employed or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

ARTICLE EIGHT

INTEREST OF DIRECTORS AND OFFICERS IN CONTRACTS

8.01                      Disclosure of Interest

A director or officer who,

(i)	is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

(ii)	is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation.

shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

8.02                      Time of Disclosure by Director

The disclosure required by section 8.01 of this by-law shall be made, in the case of a director,

(i)	at the meeting at which a proposed contract or transaction is first considered;

(ii)	if the director was not then interested in a proposed contract or transaction, at the first meeting after he becomes so interested;

(iii)	if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

(iv)	if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he becomes a director.

8.03                      Time of Disclosure by Officer

The disclosure required by section 8.01 of this by-law shall be made, in the case of an officer who is not a director,

(i)	forthwith after he becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of directors;

(ii)	if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he becomes so interested; or

(iii)	if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

8.04                      Time of Disclosure in Extraordinary Cases

Notwithstanding sections 8.02 and 8.03 of this by-law, where section 8.01 of this by-law applies to a director or officer in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the Corporation’s business, would not require approval by the directors or shareholders, the director or officer shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

8.05                      Voting by Interested Director

A director referred to in section 8.01 of this by-law shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is,

(i)	an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of the Corporation or an affiliate;

(ii)	one relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

(iii)	one for indemnity or insurance pursuant to the provisions of the Act; or

(iv)	one with an affiliate.

8.06                      Nature of Disclosure

For the purposes of this Article, a general notice to the directors by a director or officer disclosing that he is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

8.07                      Effect of Disclosure

Where a material contract is made or a material transaction is entered into between the Corporation and a director of officer of the Corporation, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest,

(i)	the director or officer is not accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction; and

(ii)
the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his interest in accordance with sections 8.02, 8.03, 8.04 or 8.06 of this by-law, as the case may be, and the contract or transaction was reasonable and fair to the Corporation at the time it was so approved.

8.08                      Confirmation by Shareholders

Notwithstanding anything in this Article, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction by reason only of his holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, is not by reason only of the director’s or officer’s interest therein void or voidable, where,

(i)	the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose; and

(ii)
the nature and extent of the director’s or officer’s interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular required pursuant to the provisions of the Act.

ARTICLE NINE

OFFICERS

9.01                      Officers

Subject to the articles and the by-laws, the board shall, annually or as often as may be required, by resolution appoint a President or Chairman of the Board and a Secretary.  In addition, the board may from time to time by resolution appoint such other officers as the board determines to be necessary or advisable in the interests of the Corporation, which officers shall, subject to the Act, have such authority and perform such duties as may from time to time be prescribed by resolution of the board.  None of the said officers, other than the Chairman of the Board, need be a member of the board.  Any two or more offices of the Corporation may be held by the same person, except those of President and Vice-President.  If the same person holds both the office of Secretary and the office of Treasurer, he may be known as Secretary-Treasurer.

9.02                      Appointment of President or Chairman of the Board and Secretary

At the first meeting of the board after each annual meeting of shareholders, the board shall appoint a President or Chairman of the Board and a Secretary.  In default of such appointment, the then incumbent shall hold office until his successor is appointed.

9.03                      Remuneration of Removal of Officers

The remuneration of all officers shall be determined from time to time by the board.  The fact that any officer is a director or shareholder shall not disqualify him from receiving remuneration as may be so determined.  All officers shall be subject to removal by resolution of the board at any time.

9.04                      Duties of Officers may be Delegated

In case of the absence or inability to act of the Chairman of the Board or the President, or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate the powers of such officer to any officer or to any director for the time being.

9.05                      Chairman of the Board

The Chairman of the Board shall, if present, preside at all meetings of directors and shareholders.  He shall sign all instruments which require his signature and shall perform all duties incident to his office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.06                      President

The President shall sign all instruments which require his signature and shall perform all duties incident to his office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.07                      Managing Director

Subject to the Act, articles and by-laws, the directors may appoint from their number a Managing Director who is a resident Canadian, and may delegate to such Managing Director any of the powers of the directors.  The Managing Director shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.08                      General Manager

The General Manager shall have such authority to manage the business of the Corporation and perform such duties as may from time to time be prescribed by resolution of the board.

9.09                      Vice-President

During the President’s absence or inability or refusal to act, the President’s duties may be performed and his powers may be exercised by the Vice-President, or if there are more than one, by the Vice-Presidents in order of seniority or designation (as determined by the board), except that no Vice-President shall preside at a meeting of the board unless he is a director.  A Vice-President shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.10                      Secretary

The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of any committee.  He shall enter or cause to be entered in the books kept for that purpose minutes of all proceedings at meetings of directors and of shareholders.  He shall be the custodian of the seal (if any) of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation.  The Secretary shall have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.11                      Treasurer

The Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such depositary or depositaries as the board may by resolution direct.  He shall at all reasonable times exhibit his books and accounts to any director upon application at the office of the Corporation during business hours.  He shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office or that are properly required of him by resolution of the board.  He may be required to give such bond for the faithful performance of his duties as the board in its uncontrolled discretion may require but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.  The Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.12                      Assistant Secretary and Assistance Treasurer

(a)           During the Secretary’s absence or inability or refusal to act, the Assistant Secretary shall perform all the duties of the Secretary.  The Assistant Secretary shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

(b)           During the Treasurer’s absence or inability or refusal to act, the Assistant Treasurer shall perform all the duties of the Treasurer.  The Assistant Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.13                      Delegation of Board Powers

In accordance with the by-laws and subject to the provisions of the Act, the board may from time to time by resolution delegate to any officer or officers power to manage the business and affairs of the Corporation.

9.14                      Vacancies

If any office of the Corporation shall for any reason be or become vacant, the directors by resolution may appoint a person to fill such vacancy.

9.15                      Variation of Powers and Duties

Notwithstanding the foregoing, the board may from time to time and subject to the provisions of the Act, add to or limit the powers and duties of an office or of an officer occupying any office.

9.16                      Chief Executive Officer

(a)           The board may be resolution designate any one of the officers (including the Chairman of the Board, if any) as the Chief Executive Officer of the Corporation and may from time to time by resolution rescind any such designation and designate another officer as the Chief Executive Officer of the Corporation.

(b)           The officer designated as the Chief Executive Officer of the Corporation pursuant to subsection (a) of this section shall exercise general supervision over the affairs of the Corporation.

ARTICLE TEN

MEETINGS OF SHAREHOLDERS

10.01                      Calling of Meeting

A meeting of shareholders may be called at any time by resolution of the board or by the Chairman of the Board or by the President, and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairman of the Board or by the President.

10.02                      Annual Meeting

Subject to the provisions of the Act, the Corporation shall hold an annual meeting of shareholders not later than eighteen (18) months after the Corporation comes into existence and subsequently not later than fifteen (15) months after holding the last preceding annual meeting for the purpose of considering the financial statements and the auditor's report, electing directors and appointing auditors.

10.03                      Special Meeting

Subject to the provisions of the Act, a special meeting of shareholders may be called at any time and may be held in conjunction with an annual meeting of shareholders.

10.04                      Place of Meetings

Subject to the articles, a meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.05                      Notice

Notice of the time and place of each meeting of shareholders shall be given not less than twenty-one (21) days and not more than fifty (50) days, before the date of the meeting to each director, to the auditor and to each shareholder entitled to vote at such meeting.  A notice of a meeting is not required to be sent to shareholders who were not registered on the records of the Corporation or its transfer agent on the record date determined under subjection 10.09(a) of this by-law but failure to receive a notice does not deprive a shareholder of the right to vote at the meeting.

10.06                      Contents of Notice

The notice of a meeting of shareholders shall state the day, hour and place of the meeting, and shall state or be accompanied by a statement of

(i)	the nature of any special business to be transacted at the meeting in sufficient detail to permit a shareholder to form a reasoned judgment thereon, and

(ii)	the text of any special resolution or by-law to be submitted to the meeting.

For the purposes of this section “special Business” includes all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor.

10.07                      Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of a meeting of shareholders, and attendance of any such person at a meeting of shareholders is a waiver of notice of the meeting, except where he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.08                      Notice of Adjourned Meetings

(a)           If a meeting of shareholders is adjourned for less than thirty (30) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

(b)           If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.09                      Record Date for Notice

(a)           The directors may be resolution fix in advance a time and date as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, which record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held.  Where no such record date for the determination of the shareholders entitled to notice of a meeting of the shareholders is fixed by the directors as aforesaid, such record date shall be,

(i)	at the close of business on the day immediately preceding the day on which notice of such meeting is given, or

(ii)	if no notice is given, the day on which the meeting is held;

(b)           If a record date is fixed pursuant to subsection (a) of this section, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, in accordance with section 13.03 hereof.

10.10                      Omission of Notice

Subject to the provisions of the Act, the accidental omission to give notice of any meeting of shareholders to any person entitled thereto or the non-receipt of any notice by any such person shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

10.11                      List of Shareholders

(a)           The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

(i)	if a record date is fixed under subsection 10.09(a) of this by-law not later than ten days after such record date; or

(ii)	if no record date is fixed,

(A)	at the close of business on the day immediately preceding the day on which notice is given, or

(B)	where no notice is given, on the day on which the meeting is held.

(b)           A shareholder may examine the list of shareholders,

(i)	during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained, and

(ii)	at the meeting of shareholders for which the list was prepared.

10.12                      Shareholders Entitled to Vote

(a)           Where the Corporation fixes a record date under subsection 10.09(a) of this by-law, a person named in the list prepared under section 10.11 of this by-law is entitled to vote the shares shown oppose his name at the meeting to which the list relates, except to the extent that,

(i)	the person has transferred any of his shares after the record date; and

(ii)	the transferee of those shares,

(A)	produces properly endorsed share certificates; or

(B)	otherwise establishes that he owns the shares,

and demands, not later than ten days before the meeting, or such shorter period before the meeting as the by-laws of the Corporation may provide, that his name be included in the list before the meeting, in which case the transferee is entitled to vote such shares at the meeting.

(b)           Where the Corporation does not fix a record date under subsection 10.09(a) of this by-law a person named in the list prepared under section 10.11 is entitled to vote the shares shown opposite his name at the meeting to which the list relates, except to the extent that,

(i)	the person has transferred any of his shares after the date on which the list referred to in section 10.11 of this by-law is prepared; and

(ii)	the transferee of those shares,

(A)	produces properly endorsed share certificates, or

(B)	otherwise establishes that he owns the shares,

and demands not later than ten days before the meeting, or such shorter period before the meeting as the by-laws of the Corporation may provide, that his name be included in the list before the meeting, in which case the transferee is entitled to vote such shares at the meeting.

10.13                      Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and the President, the Secretary, the directors, the scrutineer or scrutineers and the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.14                      Proxies

(a)           Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

(b)           A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall conform with the requirements of the Act.

10.15                      Revocation of Proxies

A shareholder may revoke a proxy

(i)	by depositing an instrument in writing executed by him or by his attorney authorized in writing,

(A)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or

(B)	with the chairman of the meeting on the day of the meeting or an adjournment thereof; or

(ii)	in any other manner permitted by law.

10.16                      Deposit of Proxies

The directors may by resolution fix a number not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

10.17                      Joint Shareholders

Where two (2) or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two (2) or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

10.18                      Chairman and Secretary

(a)           The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:  Chairman of the Board, President, Managing Director or, in the absence of the aforesaid officers, a Vice-President who is a director.  If there is no such officer or if at a meeting none of them is present within fifteen (15) minutes after the time appointed for the holding of the meeting the shareholders present shall choose a person form their number to be the chairman.

(b)           The Secretary shall be the secretary of any meeting of shareholders, but if the Secretary is absent, the chairman shall appoint some person who need not be a shareholder to act as secretary of the meeting.

10.19                      Scrutineers

The chairman of any meeting of shareholders may appoint one or more persons to act as scrutineer or scrutineers at such meeting and in that capacity to report to the chairman such information as to attendance, representation, voting and other matters at the meeting as the chairman shall direct.

10.20                      Votes to Govern

At all meetings of shareholders every question shall, unless otherwise required by law, the articles, the by-laws, or a unanimous shareholder agreement, be determined by the majority of the votes duly cast on the question.  In case of an equality of votes, the chairman presiding at the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

10.21                      Show of Hands

At all meetings of shareholders, every question submitted to the meeting shall be decided by a show of hands unless a ballot thereon is required by the chairman or is demanded by a shareholder or proxyholder present and entitled to vote.  Upon a show of hands every person present who is either a shareholder entitled to vote or the duly appointed proxyholder of such a shareholder shall have one vote.  Before or after a vote by a show of hands has been taken upon any question, the chairman may require, or any shareholder or proxyholder present and entitled to vote may demand, a ballot thereon.  Unless a ballot is demanded, an entry in the minutes of a meeting of shareholders to the effect that the chairman declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion.

10.22                      Ballots

If a ballot is required by the chairman of the meeting or is duly demanded by any shareholder or proxyholder and the demand is not withdrawn, a ballot upon the question shall be taken in such manner and at such time as the chairman of the meeting shall direct.

10.23                      Votes on Ballots

Unless the articles otherwise provide, upon a ballot each shareholder who is present in person or represented by proxy shall be entitled to one vote for each share in respect of which he is entitled to vote at the meeting and the result of the ballot shall be the decision of the meeting.

10.24                      Adjournment

The chairman presiding at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting from time to time and form place to place and, subject to the provisions of the Act and subsection 10.08(b) of this by-law no notice of such adjournment or of the adjourned meeting need be given to the shareholders.  Subject to the provisions of the Act, any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such meeting.

10.25                      Quorum

At any meeting of shareholders, two (2) individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, shall be quorum for the choice of a chairman (if required) and for the adjournment of the meeting.  For all other purposes a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the articles or the by-laws) shall be two (2) individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, holding or representing by proxy not less than 5% of the total number of issued shares of the Corporation for the time being enjoying voting rights at such meeting.

10.26                      Only One Shareholder

Where the Corporation has only one shareholder, or only one holder of any class or series of shares, that shareholder present in person or by proxy constitutes a meeting.

ARTICLE ELEVEN

SHARES AND TRANSFERS

11.01                      Issuance

Subject to the provisions of the Act and the articles, shares of the Corporation may be issued at such time and to such persons and for such consideration as the directors may by resolution determine, but no share shall be issued until it is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

11.02                      Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

11.03                      Share Certificates

(a)           Every shareholder is entitled at his option to a share certificate or to a non-transferable written acknowledgement of his right to obtain a share certificate form the Corporation, stating the number of class of shares and the designation of any series of shares held by him.

(b)           Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall (subject to compliance with the provisions of the Act) be in such form as the directors may from time to time by resolution approve and, unless otherwise provided by resolution of the board, such certificates and acknowledgements shall be signed by

(i)	the Chairman of the Board, the President or a Vice-President, and

(ii)	the Secretary or an Assistant Secretary holding office at the time of signing.

and notwithstanding any change in the persons holding such offices between the time of actual signing and the issuance of any certificate or acknowledgement and notwithstanding that the Chairman of the Board, the President, Vice-President, Secretary or Assistant Secretary signing may not have held office at the date of the issuance of such certificate or acknowledgement, any such certificate or acknowledgement so signed shall be valid and binding upon the Corporation.

(c)           Notwithstanding the provisions of section 2.04 of this by-law, the signature of the Chairman of the Board, the President or a Vice-President may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates and acknowledgements for shares of the Corporation, and certificates and acknowledgements so signed shall be deemed to have been manually signed by the Chairman of the Board, the President or a Vice-President whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid as if they been signed manually.  Where the Corporation has appointed a transfer agent pursuant to subsection 11.05(a) of this by-law the signature of the Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced, and when countersigned by or on behalf of a transfer agent, share certificates and acknowledgements so signed shall be as valid as if they had been signed manually.

11.04                      Transfer Agent

(a)           For each class of securities and warrants issued by it, the Corporation may, from time to time, appoint or remove

(i)	a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

(ii)	a registrar, trustee or agent to maintain a record of issued security certificates and warrants;

and the person or persons appointed pursuant to this subsection shall be referred to in this by-law as a “transfer agent”,

(b)           Subject to compliance with the provisions of the Act, the directors may by resolution provide for the transfer and the registration of transfers of shares of the Corporation in one or more places.  A transfer agent shall keep all necessary books and registers of the Corporation for the registration and transfer of such shares of the Corporation.  All share certificates issued by the Corporation for shares for which a transfer agent has been appointed as aforesaid shall be countersigned by or on behalf of the said transfer agent.

11.05                      Transfer of Shares

Shares of the Corporation shall be transferable on the books of the Corporation in accordance with the applicable provisions of the Act.

11.06                      Defaced, Destroyed, Stolen or Lost Certificates

Where the owner of a share or shares of the Corporation claims that the certificate for such share or shares has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate if such owner

(i)	so requests before the Corporation has notice that shares represented by the original certificate have been acquired by a bona fide purchaser;

(ii)
files with the Corporation an indemnity bond sufficient in the Corporation’s opinion to protect the Corporation and any transfer agent from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

(iii)	satisfies any other reasonable requirements imposed by the Corporation.

11.07                      Joint Shareholders

If two (2) or more persons are registered as joint holders of any share or shares, the Corporation is not bound to issue more than one share certificate in respect thereof and delivery of a share certificate to one of such persons is sufficient delivery to all of them.

11.08                      Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register or register of transfers in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation or any of its transfer agents.

ARTICLE TWELVE

DIVIDENDS

12.01                      Declaration of Dividends

Subject to the provisions of the Act and the articles, the directors may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

12.02                      Joint Shareholders

(a)           In case several persons are registered as joint holders of any share or shares of the Corporation, the cheque for any dividend payable to such joint holders shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding the cheque shall be mailed to the first address so appearing.

(b)           In case several persons are registered as the joint holders of any share or shares of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends on such shares and/or payments in respect of the redemption of such shares.

12.03                      Dividends from Funds Derived from Operations

Subject to the provisions of the Act, the Corporation may, if

(i)	for the time being it carries on as its principal business the business of operating a producing mining, gas or oil property owned and controlled by it;

(ii)	at least seventy-five percent (75%) of its assets are of a wasting character; or

(iii)
it was incorporated for the purpose of acquiring the assets or a substantial part of the assets of a body corporate and administering such assets for the purpose of converting them into cash and distributing the cash among the shareholders;

declare and pay dividends out of the funds derived from its operations notwithstanding that the value of the net assets of the Corporation may be thereby reduced to less than its stated capital of all classes if the payment of the dividends does not reduce the value of its remaining assets to an amount insufficient to meet all the liabilities of the Corporation, exclusive of its stated capital of all classes.

ARTICLE THIRTEEN

RECORD DATES

13.01                      Fixing Record Dates

For the purpose of determining shareholders

(i)	entitled to receive payment of a dividend;

(ii)	entitled to participate in a liquidation or distribution; or

(iii)	for any other purpose except the right to receive notice of or to vote at a meeting,

the directors may fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than fifty (50) days the particular action to be taken.

13.02                      No Record Date Fixed

If no record date is fixed pursuant to section 13.01 hereof, the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

13.03                      Notice of Record Date

If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

(i)
by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

(ii)	by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

13.04                      Effect of Record Date

In every case where a record date is fixed pursuant to section 13.01 hereof in respect of the payment of a dividend, the making of a liquidation distribution or the issue of warrants or other rights to subscribe for shares or other securities, only shareholders of record at the record date shall be entitled to receive such dividend, liquidation distribution, warrants or other rights.

ARTICLE FOURTEEN

CORPORATE RECORDS AND INFORMATION

14.01                      Keeping of Corporate Records

(a)           The Corporation shall prepare and maintain, at its registered office or at such other place in Ontario designated by the directors:

(i)	the articles and the by-laws and all amendments thereto;

(ii)	minutes of meetings and resolutions of shareholders;

(iii)
a register of directors in which are set out the names and residence addresses, while directors, including the street and number, if any, of all persons who are or have been directors with the several dates on which each became or ceased to be a director;

(iv)	a securities register in which are recorded the securities issued by the Corporation in registered form, showing with respect to each class or series of securities

(A)	the names, alphabetically arranged, of persons who,

(1)
are or have been within six years registered as shareholders and the address including the street number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder,

(2)
are or have been within six years registered as holders of debt obligations of the Corporation and the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or

(3)
are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year form the date of issue and the address including the street number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

(B)	the date and particulars of the issue of each security and warrant.

(b)           In addition to the records described in subsection (a) of this section, the Corporation shall prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the directors and any committee.  The records described in this subsection shall be kept at the registered office of the Corporation or at such other place in Ontario as is designated by the directors and shall be open to examination by any director during normal business hours of the Corporation.

(c)           The Corporation shall also cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

14.02                      Access to Corporate Records

Shareholders and creditors of the Corporation and their agents and legal representatives may examine the records referred to in subsection 14.01(a) of this by-law during the usual business hours of the Corporation and may take extracts therefrom, free of charge.  If the Corporation is an offering corporation, any other person may examine such records during the usual business hours of the Corporation and may take extracts therefrom upon payment of a reasonable fee.

14.03                      Copies of Certain Corporate Records

A shareholder is entitled upon request and without charge to one copy of the articles and by-laws.

14.04                      Report to Shareholders

A copy of the financial statements of the Corporation, a copy of the auditor’s report, if any, to the shareholders and a copy of any further information respecting the financial position of the Corporation and the results of its operations required by the articles or the by-laws which are to be placed before an annual meeting of shareholders pursuant to the Act shall be sent to each shareholder not less than twenty-one (21) days or before the signing of a resolution in accordance with the Act in lieu of such annual meeting, except to a shareholder who has informed the Corporation in writing that he does not wish to receive a copy of those documents.

14.05                      No Discovery of Information

Except as specifically provided for in this Article, and subject to all applicable law, no shareholder shall be entitled to or to require discovery of any information respecting any details or conduct of the Corporation’s business which in the opinion of the directors would be inexpedient or inadvisable in the interests of the Corporation to communicate to the public.

14.06                      Conditions for Inspection

The board may from time to time by resolution determine whether and to what extent and at what times and place and under what conditions or regulations the accounts and books of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as specifically provided for in this Article or as otherwise provided for by statute or as authorized by resolution of the board.

ARTICLE FIFTEEN

NOTICES

15.01                      Method of Giving

Any notice, communication or other document to be sent or given by the Corporation to a shareholder, director, officer, or auditor of the Corporation under any provision of the Act, the articles or by-laws shall be sufficiently sent and given if delivered personally to the person to whom it is to be given or if delivered to his last address as shown in the records of the Corporation or its transfer agent or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him at his last address as shown on the records of the Corporation or its transfer agent or if sent by any means of wire or wireless or any other form of transmitted or recorded communication.  The Secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable.  A notice, communication or document so delivered shall be deemed to have been sent and given when it is delivered personally or delivered at the address aforesaid.  A notice, communication or document so mailed shall be deemed to have been sent and given on the day it is deposited in a post office or public letter box and shall be deemed to be received by the addressee on the fifth day after such mailing.  A notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given when delivered to the appropriate communication corporation or agency or its representative for dispatch.

15.02                      Shares Registered in More than One Name

All notices or other documents with respect to any shares of the Corporation registered in the names of two or more persons as joint shareholders shall be addressed to all of such persons and sent to the address or addresses for such persons as shown in the records of the Corporation or its transfer agent but notice to one of such persons shall be sufficient notice to all of them.

15.03                      Persons Becoming Entitled by Operation of Law

Subject to the provisions of the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares of the Corporation shall be bound by every notice or other document in respect of such share or shares which previous to his name and address being entered on the records of the Corporation shall be duly given to the person or persons from whom he derives his title to such share or shares.

15.04                      Deceased Shareholder

Any notice or document delivered or sent by mail or left at the address of any shareholder as such address appears on the records of the Corporation shall, notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly given or served in respect of the shares whether held solely or jointly with other persons by such shareholder until some other person is entered in his stead on the records of the Corporation as the holder or one of the joint holders thereof and such service of such notice shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

15.05                      Signature to Notice

The signature, if any, to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise mechanically reproduced in whole or in part.

15.06                      Proof of Service

A certificate of the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer or of any other officer in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the delivery or mailing or service of any notice or other document to any other shareholder, director, officer or auditor or publication of any notice or other document shall, in the absence of evidence to the contrary, be proof thereof.

15.07                      Computation of Time

Where a given number of days’ notice or notice extending over any period is required to be given, the number of days or period shall be computed in accordance with the definition of “day” contained in section 1.01 of this by-law.

15.08                      Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provisions of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

ARTICLE SIXTEEN

REPEAL OF BY-LAW NO. 1

16.01                      Repeal

Without affecting the validity of any act or thing done thereunder, By-law No. 1 of the Corporation is hereby repealed.

PASSED AND MADE this           day of                                       , 1998.

AMENDED by shareholders the 23rd day of September, 2010.

WITNESS the corporate seal of the Corporation.

/s/ Michael Kraft		/s/ Ryan Robertson
Michael Kraft, President & CEO	c.s	Ryan Robertson, Chief Financial Officer

Exhibit 12.1

FORM OF CERTIFICATION
PURSUANT TO RULE 13a-14 OR 15d-14
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CERTIFICATION

I, Michael Kraft, certify that:

1. I have reviewed this annual report on Form 20F of Lingo Media Corporation;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Lingo Media Corporation

Date: February 21, 2012	By:	/s/ Michael Kraft
Michael Kraft President & Chief Executive Officer

Exhibit 12.2

FORM OF CERTIFICATION
PURSUANT TO RULE 13a-14 OR 15d-14
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CERTIFICATION

I, Khurram Qureshi, certify that:

1. I have reviewed this annual report on Form 20F of Lingo Media Corporation;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Lingo Media Corporation

Date: February 21, 2012	By:	/s/ Khurram Qureshi
Khurram Qureshi Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lingo Media Corporation (the “Registrant”) for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 21, 2012

/s/ Michael Kraft
Michael Kraft President & Chief Executive Officer

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 13.2

CERTIFICATION OF
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Lingo Media Corporation (the “Registrant”) for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 21, 2012

/s/ Khurram Qureshi
Khurram Qureshi Chief Financial Officer

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.